QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.2

Annual Report
 2014

GRANITE REIT

Table of Contents

Letter to Unitholders	1
Management's Discussion and Analysis of Results of Operations and Financial Position	7
Management's Responsibility for Financial Reporting	44
Reports of Independent Registered Public Accounting Firm	45
Combined Balance Sheets	47
Combined Statements of Income	48
Combined Statements of Comprehensive Income	49
Combined Statements of Unitholders' Equity	50
Combined Statements of Cash Flows	51
Notes to Combined Financial Statements	52
Corporate Information	Inside Back Cover

77 King St. W., Suite 4010 P.O. Box 159, TD Centre Toronto, ON, M5K 1H1 Canada

LETTER TO UNITHOLDERS

Dear Unitholders:

2014 was a year of considerable progress for Granite.

In early 2014 we completed the extension of the leases on our Thondorf and Eurostar properties (together referred to as Graz), extending these leases from 2017 expiries through to 2024. These are our largest and second largest properties by rental income together representing approximately 5 million square feet and 17% of Granite's total annual rental income.

In mid-2014 we completed the sale of our Mexico property portfolio, exiting a jurisdiction that presented considerable operational and investment challenges. In total, in 2014 we completed non-core property sales of $152.9 million.

In June 2014, our credit rating was upgraded to Baa2 and in the summer of 2014 we issued $250 million in 7 year debentures which were swapped into Euro denominated debt at a rate of 2.68%. This action, together with the redemption of $265 million of our 6.05% December 2016 debentures, reduced Granite's annual interest costs by approximately $10 million.

We also completed the development of a 631,336 square foot state of the art logistics-distribution property in Louisville, Kentucky and commenced the development of a 750,000 square foot new logistics property in the Pennsylvania Central Valley, one of the largest logistics market in the United States.

In December 2014, we completed the acquisition of 2 properties in Indianapolis totaling 1,030,520 square feet both leased to Ingram Micro for an initial term of 10 years.

For 2014 Granite REIT reported revenue from continuing operations of $207.4 million, up over 9% from 2013, and comparable FFO* of $3.27 per unit, up nearly 8% from 2013. In December, we increased our targeted annualized distributions from $2.20 to $2.30 per unit, the third increase in less than three years.

*
Comparable FFO is a non-IFRS measure. See "Performance Measurement" in Management's Discussion and Analysis.

GRANITE TODAY

Approximately three years ago a new era for Granite began with a new board, a new management team and a new strategic plan. I encourage you to read our Annual Information Form (available on our website) which provides a detailed outline of our three year history.

I believe it is timely and important to provide a clear picture of what Granite looks like today, the market environment in which we operate, our investment philosophy and an update on our strategic goals.

OUR PROPERTY PORTFOLIO

Granite's property portfolio continues to evolve through both addition and subtraction. It is a deliberate approach, one of striving to acquire or develop modern industrial, logistics and warehouse distribution properties in strategic locations while selectively selling properties which we believe will not deliver strong long term value to our unitholders.

Today our portfolio is comprised of 103 properties and 30.2 million square feet with an additional 750,000 square feet of new development soon to be completed. These 103 properties fall in to one of three categories: (1) Special Purpose (2) Multi-Purpose (3) Modern Logistics / Distribution Warehouse.

Granite REIT 2014 1

Special Purpose Properties

Granite categorizes 12 of its properties totaling 12.7 million square feet and representing approximately $105 million in annual lease payments as Special Purpose. Four of these properties are located in Austria, 1 in Germany, 3 in the United States and 4 in Ontario. With the exception of 1 property in St. Thomas, Ontario (340,000 square feet), 11 of these properties exceed 500,000 square feet of leasable area with 7 of the properties greater than 800,000 square feet of leasable area. The weighted average lease term on these 12 properties is 6.9 years. Excluding the 4 properties located in Ontario, the weighted average lease term is 8.2 years.

All of the properties are leased by Magna or its subsidiaries, are major manufacturing facilities and have been occupied by Magna or its subsidiaries for over 10 years. Major capital investment by Magna and its subsidiaries is currently underway or has recently been completed in nine of these properties totaling over 10 million square feet.

As Special Purpose properties, they are unique to their respective markets in design, size and rent. For the majority of these facilities there are few, if any, comparable buildings in their respective markets.

With lease extensions completed in late 2013 and early 2014 for 3 of the largest of these Special Purpose properties (2 with leases extended to 2024, 1 extended to 2022, all in Austria), the stability of the rental income from the Special Purpose properties has been reinforced. The four facilities in Ontario totaling approximately 3 million square feet have leases expiring in 2017. The major capital investment by Magna in these properties bodes favourably for the extension or renewal of these leases but is not certain at this time.

Multi-Purpose Properties

Granite categorizes 75 properties, totaling 11.6 million square feet and representing approximately $78.2 million in annual lease payments as Multi-Purpose properties. With an average size of approximately 155,000 square feet per property, 37 of these properties are located in Greater Metropolitan Toronto and the remainder in other parts of Ontario, the United States and Europe. The majority of these properties have good lease and/or re-lease potential.

A number of these properties, 2 in Ontario, 16 in the United States and 7 in Europe totaling approximately 3.8 million square feet, are considered non-core assets and several of these are presently listed for sale.

Overall, the Multi-Purpose properties are performing well, are subject to ongoing lease and asset management activities and range from "B+" to "C" class industrial properties with locational qualities ranging from prime Toronto to tertiary Germany locations.

Modern Logistics / Distribution Warehouse Properties

Granite categorizes 16 properties totaling 5.9 million square feet, representing approximately $29.4 million in annual lease payments (net rental income of $28.3 million) as Modern Logistics / Distribution Warehouse properties. A 17th property totaling 750,000 square feet is under development in Bethel, Pennsylvania (the Pennsylvania Central Valley) and will be added to this category upon completion in May 2015.

These properties were either new acquisitions (14 properties, 5.2 million square feet) or new developments / redevelopments (3 properties, 1.5 million square feet) within the past 2 years.

The average age of the acquired income-producing properties is 8.7 years, all are state of the art logistics-distribution warehouse properties, have average clear heights in excess of 32 feet, can be configured for single tenant or multiple tenant leases and all are located in strategic markets in the United States, Germany and The Netherlands. These acquisitions added 18 new tenants to our portfolio, the majority of which are credit rated tenants including, among others, Ingram Micro, DB Schenker, Kuehne & Nagel, Ricoh, Tchibo and Dole.

These income-producing properties total 5.2 million square feet and were acquired for approximately $344 million. Granite's weighted average in-going cap rate was approximately 8% at the time of acquisition. In our view, these properties are located in markets where lease rates are stable or growing, demand is increasing and cap rates declining. These properties represent the best of Granite's properties. Under Granite's IFRS reporting as at December 31, 2014, we carry these assets at a 7.7% cap rate reflecting primarily foreign exchange impacts on property values. We have made only minor value adjustments to our original acquisition

2 Granite REIT 2014

cost as we generally do not adjust the value of new acquisitions (except for foreign exchange) until at least one year following acquisition.

Our new developments in Louisville, Kentucky (631,366 square feet completed in May 2014) and Bethel, Pennsylvania (750,000 square feet to be completed in May 2015) are both being actively marketed for lease, are among the highest quality properties in our portfolio and are located in two of the best logistics markets in the United States.

MARKET ENVIRONMENT

Granite owns and manages properties in eight countries concentrated primarily in Canada, the U.S., Germany, Austria and The Netherlands. Over the past three years our primary focus for new investment and development has concentrated on selected parts of the U.S., Germany and The Netherlands. Not surprisingly, each of these markets present different opportunities and challenges. There is no global homogenous real estate market or environment.

Real estate activities, market fundamentals, lease activities, rental rate direction and numerous other market environment measures vary between the markets in which we operate. That being said, the current historically low interest rate environment and compression of cap rates to near historic lows are common to most of the markets in which we operate. For Granite, the differences in market environments provide us with opportunities that would not otherwise exist if we operated in a limited number of markets. A real estate company operating in a single market would normally face conditions that favour buying, building or selling at a given point in time but rarely are all three of equal opportunity at the same time.

The seven U.S. markets in which we have acquired, developed or are developing, include 8 properties and nearly 4 million square feet (New Jersey, Philadelphia-Pennsylvania Central Valley, Cincinnati, Indianapolis, Louisville, Savannah and Portland) and are currently experiencing strong real estate fundamentals. Falling vacancy rates, rising rents, tenant expansions and compressing cap rates are common to all. To provide some context as to the size of these markets, the total amount of industrial and logistics space in these 7 markets is approximately 3 billion square feet or 1.5 times more industrial and logistics space than exists in all of Canada. These are major markets and they are important markets for Granite. There are several development and acquisition opportunities in these markets we are presently pursuing. In other U.S. markets, there is real current demand for real estate assets and falling cap rates that we have not seen in years. For those and other reasons, Granite is pursuing the sale of selected non-core properties in these markets.

Europe is not a single market. While it is a region that contains multiple real estate markets, only a relatively small number of markets are attractive to us. Germany and The Netherlands are the markets we have invested in to date and we will continue to pursue opportunities there. Within these two countries we target specific sub markets. In Germany, it is markets and locations with the best autobahn access and manufacturing hubs. In The Netherlands, it is the major port locations that serve as entry points for product produced offshore and distributed throughout Europe. In the past year we have seen rental rates relatively flat in these markets, though demand for quality logistics facilities is now growing. Despite the well documented economic challenges in Europe, we have a positive mid and long-term view and we will continue to pursue acquisitions in these markets. Currently, we are also spending considerable time on new opportunities in Poland, specifically exploring markets along the highway routes west and southwest of Warsaw that are becoming one of Europe's most important logistics markets catering to distribution throughout Europe. These routes and the cost advantages of operating in Poland are leading many international companies to ship their products to facilities they lease in Poland designed for efficient and significantly lower cost logistics processing and distribution through Western and Eastern Europe.

THE LOGISTICS & WAREHOUSE DISTRIBUTION PROPERTY MARKET

Although categorized as "industrial" real estate, logistics and distribution warehouse properties are growing and gradually becoming a recognized real estate class. There is design simplicity and efficiency to these properties, one that provides flexibility and demising attributes that will attract an extremely deep pool of potential tenants and tenant sizes (the amount of square feet they require). As is the case with all quality real estate, the "right" location and design are paramount.

Granite REIT 2014 3

State of the art logistics and distribution warehouse properties are designed to accommodate a single tenant or can be configured to accommodate multiple tenants. Building site placement, loading dock configuration, bay depths, ceiling heights, access and egress configuration, additional parking and trailer storage capacity all play an important part in determining the design strengths of these properties.

The "right" locational attributes of logistics and distribution warehouse properties is determined by the markets they are intended to serve. Generally speaking, these properties are leased to tenants whose businesses serve a specific metropolitan region or to tenants whose businesses serve national, even international markets. At Granite, we have to date been focused on properties which attract tenants who serve national and international markets. We believe that these properties and their locations provide the greatest depth of tenant prospects and the greatest potential for growth in demand. A combination of the growth in e-commerce, on-line shopping, new efficiencies in product distribution, along with the new phenomenon of "reverse logistics" (i.e. processes and logistics space requirements for "returned" goods) driven by e-commerce is profoundly increasing the demand for these properties in markets around the globe - provided they have the "right" design and locational attributes within each specific market.

As guiding criterion, we believe that at least one of three locational attributes must exist for logistics and warehouse distribution properties we acquire or develop. It must have one (or more) of the following:

  (1)
  Be situated in close proximity to major highway(s) and interchange(s) that allow goods to be delivered to a population base of greater than 100 million people within a single driver shift. Recent examples of properties we have acquired or are developing in locations which meet this criterion include Indianapolis, Cincinnati, Bethel, Pennsylvania and five separate Germany locations, in total approximately 3.5 million square feet.

  (2)
  Be situated within close proximity to a major air hub that supports product delivery by air to a national market within a single day. Recent examples include Louisville, Kentucky, home to the UPS World Port, the 4th largest air hub in the world and Indianapolis which is home to Fed Ex's second largest U.S. air hub, in total approximately 1.7 million square feet.

  (3)
  Be situated on a major port location allowing goods made offshore to be brought into countries that can then be transported by road or rail to a population base greater than 100 million people. Recent examples include three properties in The Netherlands and one in Savannah, Georgia, in total approximately 1.8 million square feet.

OUR INVESTMENT PHILOSOPHY

Granite's investment philosophy is driven by our goal of creating the highest and most sustainable long-term unit value. It is not a complex approach to investment and it includes not only acquiring and developing new properties but also selling properties (large and small). In all cases, it is rooted in cautiously analyzing the basic real estate characteristics of properties we choose to buy or build or existing properties we choose to sell. Physical and locational attributes, market rents and market activities, longer term market analysis, price relative to replacement cost, existing rents relative to market rents, existing tenant strength and market depth for new tenants are among the many variables we consider. We believe that the performance of our investments three to five (or more) years from the date when they are first completed is as important as their immediate impact on our earnings. While it is our preference to acquire properties that lead to first year increases in earnings, we will always make decisions based on our longer term view of value. We are willing to undertake selected developments that are projected to take up to two years from project commencement before producing positive income and we are willing to sell assets that may lead to a drop in overall rental income for an uncertain time period if we believe it will lead to longer term benefits and value for our unitholders.

While this investment approach is not unique to Granite REIT, our approach to investment is more clearly differentiated from other REITs by two investment concepts which we do not adhere to:

(1)
The concept of "spread investing"

  We recognize and do all that we can to optimize the advantages of today's historically low interest rate environment. However, we do not presume to know or even predict whether interest rates in the future will fall further, remain the same or increase. Though we are clearly benefiting from today's low rates through

4 Granite REIT 2014

  new financings (with our weighted debt cost now just under 3%), interest rate spreads to ingoing cap rates are not and will not be the driver for new acquisitions or developments.

  While no real estate investment is immune to downside risk, we believe that the downside risk is significantly higher in a low cap rate, low interest rate environment. We believe that a high quality property acquired in an environment where the cap rate is 8% and the financing interest rate is 6%, will have significantly less downside than the same property acquired in an environment where the cap rate is 5% and the financing interest rate is 2%, even though the "spread" is wider in the latter. As a result, our investment pace has been measured. Unless a property meets our real estate expectations and criteria on a mid and long-term unlevered basis, we will not allow the enticement of low financing costs to drive our decisions.

(2)
The concept that cash on hand from the sale of assets is "capital not at work"

  The most recent example of this is the 2014 sale of our Mexico portfolio. Though we were able to successfully redeploy the proceeds from this sale and replace, on an after tax basis, most of the lost cash flow, the fact that we had a redeployment plan did not drive our decision to sell just as it will not drive our decision to consider future sales (big or small) if, in our view, such assets sales are in the best long-term interest of our unitholders.

In its simplest form, our investment approach is to buy and build the highest quality properties which fit our real estate and pricing criteria and to sell, over time, those properties which do not fit our long-term goals. We believe that expertise in a particular property class and local market knowledge is crucial for success. We are cognizant of when and where we have this expertise and particularly willing to recognize when we don't. As such, we conduct our investment activities not only directly on our own but also in strategic alliances with local market and property class experts who support us. These alliances can take different forms and do not necessitate joint venture investing. Though we do have joint ventures with Dermody Partners (5 properties in the United States where Granite's ownership interest is 90% to 95%) which have been a great success for Granite, our strategic alliance with Dermody Partners and their network goes well beyond this and has led to significant other investments Granite has made directly (with no fees or other payments made to Dermody). In our view, this is the definition of a great relationship and we are most grateful to Dermody. Similarly, on selected new acquisitions of properties in Germany and The Netherlands where we own a 100% interest, we have an alliance with Alpha Industrial. This alliance has helped Granite tremendously and we are very appreciative of our friends at Alpha.

As we explore and pursue new investments in existing or new markets, we will continue to do so both directly and in strategic alliances. We will work hard and run our business to have the best market knowledge, local expertise and execution capabilities possible.

STRATEGY AND GOALS

The Strategic Plan set out by our Board in late 2011 was the road map for Granite REIT. We have achieved some of the goals and objectives set out in the plan while others are ongoing and, in some cases, evolving. Today our strategic objectives include:

  •
  To prudently reduce the concentration of Granite's rental income derived from properties leased to Magna and its subsidiaries.

  •
  To improve the overall quality of our assets through both acquisitions and sales.

  •
  To grow and diversify by utilizing our balance sheet advantages with a level of total debt to gross asset value not exceeding 40% to 50%.

  •
  To grow through the acquisition and development of logistics and distribution warehouse property investments in the markets we are in currently as well as in new and growing markets.

  •
  To explore investment in a wider range of property types within the overall industrial asset class such as "Last Mile" logistics and distribution facilities in urban locations with long-term strong land value appreciation potential.

  •
  To strive for the highest long-term unit value through prudent new acquisitions and developments as well as property sales.

Granite REIT 2014 5

  •
  To increase our overall operational expertise, market knowledge, asset, leasing and property management capabilities.

SUMMARY

The new era for Granite first began a little over three years ago. Since that time our team has embraced the changes, both major and minor, we needed to make on virtually every front. Major changes included a restructuring, conversion from a corporation to a REIT, implementation of new financial management and reporting systems and procedures, the issuance of new debentures and optimization of our debt structure by denominating our debt in foreign currencies to better hedge against foreign exchange denominated rental income, the redemption of our high interest rate debentures, implementation of professional asset management, leasing, property and environmental management procedures, the sale of over 4 million square feet of non-core properties, the acquisition of 5.2 million square feet of state of art logistics properties, while adding 18 new non Magna tenants to our portfolio as well as development of an additional 1.4 million square feet of new logistics properties. Even seemingly minor changes such as changing our name and establishing our main offices in downtown Toronto and Vienna were important steps.

Today our balance sheet is stronger than ever before, particularly with our total debt to gross property value at only 25%. Three years ago our debt to gross asset value was approximately 10% giving us incremental borrowing capacity of $1 billion to reach approximately 45% debt to gross asset value. Today, after prudent sales, acquisitions, new developments, thoughtful financing measures and asset value growth, Granite's current debt to gross asset value still provides us with the capacity to borrow an incremental $1 billion for new acquisitions and developments and still have a total debt to gross asset value of between 40% and 50%. It is a balance sheet we respect and guard. We will use it wisely and at a pace that, in our view, is in the best long-term interest of our unitholders.

We believe that our unitholders are our partners, and our relationship with our partners is very important to us. We will do everything we can to protect our partners and to enhance the value of their investment in Granite over the long-term. When we issue new equity, we understand that we are giving up a piece of our future — which we consider to be very bright — and changing the relationship with our existing partners. Given our balance sheet strength, being able to grow and invest without issuing new equity is one of our advantages. We will be very cautious about issuing new equity and will do so rarely and only when we believe that our partners will benefit demonstrably in the long-term from doing so.

In the last three full fiscal years through to today, total unitholder return has been 57%. With prudent financial management, disciplined acquisitions, developments and sales, wise use of our balance sheet, hard work, and a small amount of good luck, we will strive to do even better in the next three years.

It is my honor to be CEO of Granite and to sign this letter. But I do it on behalf of all of the great members of our Granite team who have accomplished so much since we first came together three years ago.

TOM HESLIP
Chief Executive Officer
March 4, 2015

6 Granite REIT 2014

Management's Discussion and Analysis of Results of Operations
and Financial Position

For the three month period and year ended December 31, 2014

Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") of Granite Real Estate Investment Trust ("Granite REIT") and Granite REIT Inc. ("Granite GP") summarizes the significant factors affecting the combined operating results, financial condition, liquidity and cash flows of Granite REIT, Granite GP and their subsidiaries (collectively "Granite" or the "Trust") for the three month period and year ended December 31, 2014. Unless otherwise noted, all amounts are in Canadian dollars ("Cdn. dollars") and all tabular amounts are in millions of Cdn. dollars. This MD&A should be read in conjunction with the accompanying audited combined financial statements for the year ended December 31, 2014. This MD&A is prepared as at March 4, 2015. Additional information relating to Granite, including the Annual Information Form ("AIF") for fiscal 2014 can be obtained from the Trust's website at www.granitereit.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

OVERVIEW

Granite is a Canadian-based real estate investment trust ("REIT") engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. Granite owns approximately 30.0 million square feet in over 100 rental income properties. Our tenant base currently includes Magna International Inc. and its operating subsidiaries (collectively "Magna") as our largest tenant, together with tenants from other industries.

Granite's investment properties consist of income-producing properties, properties and land under development and land held for development (see "INVESTMENT PROPERTIES"). Our income-producing properties consist of light industrial properties, heavy industrial manufacturing facilities, corporate offices, warehouse and logistics properties, product development and engineering centres and test facilities in eight countries: Canada, the United States, Austria, Germany, The Netherlands, the Czech Republic, the United Kingdom and Spain. The lease payments are primarily denominated in three currencies: the Cdn. dollar, the U.S. dollar and the euro.

SIGNIFICANT MATTERS

Acquisition

On December 30, 2014, Granite acquired three properties located in Plainfield (Indianapolis), Indiana for a total purchase price of $79.7 million (U.S. $68.8 million), funded through a draw from Granite's credit facility and cash on hand. The portfolio consists of two income-producing logistics-distribution properties totaling approximately 1.0 million square feet and 29 acres of adjacent development land. The two income-producing properties are fully leased to December 2024 to a single tenant and have annualized lease payments of $4.8 million. The development land provides for up to 0.6 million square feet of additional logistics-industrial space.

Sale of Mexican Properties Portfolio

On June 26, 2014, Granite completed the disposition of its portfolio of Mexican properties to Magna for net cash proceeds before income taxes of $108.6 million. The loss on disposal of $5.1 million included a $4.6 million closing adjustment and $0.5 million in selling costs related to the disposition. Prior to the disposition, the 2.4 million square foot portfolio of properties was leased to Magna and had annualized lease payments of approximately $14.4 million. As the Mexican properties represented a significant geographical area of operations, the associated income and expenses have been reported, on a retroactive basis, as discontinued operations, which are presented separately from income and expenses from continuing operations in the audited combined statements of income for the year ended December 31, 2014.

Granite REIT 2014 7

Series 2 Senior Debentures

On July 3, 2014, Granite REIT Holdings Limited Partnership ("Granite LP"), a wholly owned subsidiary of the Trust, issued at par $250.0 million of 3.788% Series 2 senior debentures due July 5, 2021 (the "2021 Debentures"). Interest on the 2021 Debentures is payable semi-annually in arrears on January 5 and July 5 of each year. The 2021 Debentures rank equally with all of the Trust's existing and future unsubordinated and unsecured indebtedness and are guaranteed by Granite REIT and Granite GP.

On July 3, 2014, the Trust entered into a cross currency interest rate swap to exchange the 3.788% Cdn. dollar interest payments from the 2021 Debentures to euro denominated payments at 2.68%. In addition, under the terms of the swap, the Trust will pay principal proceeds of euro 171.9 million for $250.0 million on July 5, 2021. The proceeds from the 2021 Debentures, together with other available funds, were used to redeem the $265.0 million debentures due in 2016 (the "2016 Debentures").

Redemption of 2016 Debentures

On August 5, 2014 (the "Redemption Date"), Granite LP redeemed all of the outstanding unsecured debentures originally issued in December 2004 and which were due on December 22, 2016 for an aggregate redemption price of $294.7 million, being the higher of the principal amount, and the Canada Yield Price calculated in accordance with the trust indenture governing the 2016 Debentures, together in each case with accrued and unpaid interest to the Redemption Date of $2.0 million. In the year ended December 31, 2014, the Trust recorded early redemption costs of $28.6 million which included a $27.7 million redemption premium and $0.9 million of accelerated amortization of the issuance costs and discount accretion related to the 2016 Debentures.

Leasing activity

During the year ended December 31, 2014, Granite renewed, extended or entered into 16 leases representing approximately 7.2 million square feet.

Foreign Currencies

Fluctuations in the Cdn. dollar relative to other currencies will result in fluctuations in the reported Cdn. dollar value of revenues, expenses, cash flows, assets and liabilities. At December 31, 2014, approximately 69% of Granite's rental revenues are denominated in currencies other than the Cdn. dollar (see "LEASING PROFILE — Annualized Lease Payments"). In addition, virtually all of Granite's interest expense is denominated in foreign currencies primarily as a result of the cross currency interest rate swaps in place. Approximately 78% of Granite's debt was denominated in euros and the remaining 22% denominated in U.S. dollars as at December 31, 2014. As such, material changes in the value of the Cdn. dollar relative to these foreign currencies (primarily the euro and U.S. dollar) may have a significant impact on the Trust's financial results.

The following tables reflect the changes in the average exchange rates during the three month periods and years ended December 31, 2014 and 2013, as well as the exchange rates as at December 31, 2014, September 30, 2014 and December 31, 2013, between the two most common currencies in which the Trust conducts business and the Cdn. dollar.

	Average Exchange Rates
	Three Months Ended December 31,				Year Ended December 31,
	2014	2013	Change		2014	2013	Change
1 U.S. dollar equals Cdn. dollars	1.136	1.050	8%		1.105	1.030	7%
1 euro equals Cdn. dollars	1.419	1.430	(1%	)	1.467	1.369	7%

8 Granite REIT 2014

	Exchange Rates as at
	December 31, 2014	September 30, 2014	Change from September 30, 2014		December 31, 2013	Change from December 31, 2013
1 U.S. dollar equals Cdn. dollars	1.160	1.121	3%		1.064	9%
1 euro equals Cdn. dollars	1.404	1.415	(1%	)	1.466	(4%	)

The results of operations and financial position of all U.S. and most European operations are translated into Cdn. dollars using the exchange rates shown in the preceding tables. The changes in these foreign exchange rates impacted the reported Cdn. dollar amounts of the Trust's revenues, expenses, assets and liabilities. From time to time, Granite may enter into derivative financial arrangements for currency hedging purposes, but the Trust's policy is not to utilize such arrangements for speculative purposes. Throughout this MD&A, reference was made, where significant, to the impact of foreign exchange fluctuations on reported Cdn. dollar amounts.

PERFORMANCE MEASUREMENT

In addition to using performance measures determined in accordance with International Financial Reporting Standards ("IFRS"), Granite also measures its performance using certain non-IFRS measures and believes that these supplemental performance measures are also useful to the reader. These are:

  •
  Funds from operations ("FFO");

  •
  Comparable FFO;

  •
  FFO payout ratio; and

  •
  Annualized lease payments ("ALP").

Readers are cautioned that certain terms used in this MD&A and accompanying letter to unitholders such as FFO, comparable FFO, FFO payout ratio, ALP and any related per unit amounts used by management to measure, compare and explain the operating results and financial performance of the Trust do not have standardized meanings prescribed under IFRS and, therefore, should not be construed as alternatives to net income, cash flow from operating activities or revenue, as appropriate, calculated in accordance with IFRS. Additionally, because these terms do not have standardized meanings prescribed by IFRS they may not be comparable to similarly titled measures presented by other publicly traded entities. These terms are defined in the following paragraphs and cross referenced, where appropriate, to a reconciliation elsewhere in the MD&A to the most comparable IFRS measure in the Trust's combined financial statements for the year ended December 31, 2014.

Funds from operations

FFO is defined as net income attributable to stapled unitholders prior to fair value gains (losses), gains (losses) on sale of investment properties, acquisition transaction costs, deferred income taxes and certain other non-cash items, adjusted for non-controlling interests in such items. The Trust's determination of FFO follows the definition prescribed by the Real Estate Property Association of Canada ("REALPAC") and is a widely used measure by analysts and investors in evaluating the performance of real estate entities. Granite considers FFO to be a meaningful supplemental measure that can be used to determine the Trust's ability to service debt, finance capital expenditures and provide distributions to stapled unitholders. FFO is reconciled to net income, which is the most directly comparable IFRS measure (see "RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED DECEMBER 31, 2014 — Funds From Operations" and "RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2014 — Funds From Operations"). FFO does not represent or approximate cash generated from operating activities determined in accordance with IFRS and is not reconciled to cash flow from operating activities as the calculation of FFO does not consider changes in working capital items or adjust for certain other non-cash items that are included in the determination of cash flow from operating activities in accordance with IFRS.

Granite REIT 2014 9

Comparable funds from operations

Comparable FFO for the year ended December 31, 2014 excludes $28.6 million of early redemption costs associated with the 2016 Debentures. As the redemption of the remaining unsecured debentures is not expected to be of a recurring nature, the costs have been added to FFO to arrive at a comparable FFO amount for current and prior periods. Comparable FFO for the year ended December 31, 2013 excludes $4.2 million of current income tax expense associated with withholding taxes paid in the second quarter of 2013 related to the repatriation of prior years' earnings from foreign jurisdictions primarily associated with certain planned internal reorganizations undertaken post the REIT conversion. As the $4.2 million withholding tax payment is a result of a significant earnings repatriation that is not expected to recur at a similar level of magnitude, it has been added to FFO to arrive at a comparable FFO amount for current and prior periods. In the future, other large unusual items that are not expected to be of a recurring nature may also be considered when determining comparable FFO and will be explicitly described and quantified.

FFO payout ratio

The FFO payout ratio is calculated as distributions declared to unitholders divided by comparable FFO in a period and is a supplemental measure widely used by analysts and investors in evaluating the sustainability of the Trust's distributions to stapled unitholders.

Annualized lease payments

ALP represents Granite's total annual rent assuming that contractual lease payments in place at the last day of the reporting period were in place for an entire year or less than a year if non-renewal or termination notices have been provided or the disposal of a property is certain. Accordingly, any revenue changes from future contractual rent adjustments, renewal and re-leasing activities or expansion and improvement projects to be completed are not reflected in ALP as at any given period end. In addition, rents denominated in foreign currencies are converted to Cdn. dollars based on exchange rates in effect at the last day of the reporting period (see "SIGNIFICANT MATTERS — Foreign Currencies"). Granite considers annualized lease payments to be a useful indicator of rental revenue (excluding tenant recoveries and straight line revenue adjustments) anticipated in the upcoming 12 month period. ALP is also a measure that is used by analysts in evaluating the outlook for real estate entities as it provides a forward-looking estimate of revenue using the present trends and foreign exchange rates in effect at the last day of the reporting period. ALP is not reconciled to any IFRS measure as it is an indicator of anticipated revenue and therefore not comparable to any measure in the combined financial statements.

INVESTMENT PROPERTIES

Granite's investment properties consist of income-producing properties, properties and land under development and land held for development. The fair values of the investment properties were as follows:

As at December 31,	2014	2013
Income-Producing Properties	$2,275.2	$2,325.6
Properties and Land Under Development	31.4	18.1
Land Held For Development	3.8	8.2

	$2,310.4	$2,351.9

During the year ended December 31, 2014, investment properties decreased by $41.5 million primarily as a result of:

  i.
  a decrease of $151.3 million which included $113.7 million for the disposition of our portfolio of Mexican properties and $37.6 million related to the disposal of four other properties located in the United States and Germany;

10 Granite REIT 2014

  ii.
  net fair value losses of $51.6 million attributable to changes in leasing assumptions for properties in both North America and Europe and an increase in discount and terminal capitalization rates for certain properties in Austria and Germany, partially offset by compression in discount and terminal capitalization rates for certain properties in the United States; and

  iii.
  $3.3 million of net foreign exchange losses which included $46.0 million of net foreign exchange losses related to the weakening of the euro against the Cdn. dollar partially offset by $43.8 million of net foreign currency gains related to the strengthening of the U.S. dollar against the Cdn. dollar.

These decreases were partially offset by:

  i.
  an increase of $79.7 million due to the acquisition of properties;

  ii.
  a net increase of $44.5 million due to lease incentives incurred with respect to the extension of two leases for properties in Graz, Austria; and

  iii.
  capital expenditures totaling $44.3 million.

Income-Producing Properties

At December 31, 2014, Granite had over 100 income-producing properties which represented approximately 30.0 million square feet of rentable space. The portfolio also included some office buildings that comprised of less than 1% of the total square footage of the income-producing properties.

The fair value of the income-producing portfolio by country as at December 31, 2014 and 2013 was as follows:

	December 31, 2014		December 31, 2013
	Fair Value	Percent of Total	Fair Value	Percent of Total
Canada	$678.5	30%	$701.1	30%
Austria	677.1	30	674.6	29
United States	546.2	24	425.2	18
Germany	242.5	11	276.2	12
Netherlands	97.2	4	101.5	4
Mexico	—	—	111.7	5
Other	33.7	1	35.3	2

	$2,275.2	100%	$2,325.6	100%

Fair values were primarily determined by discounting the expected future cash flows, generally over a term of 10 years, including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. The Trust measures its income-producing properties and properties under development using valuations prepared by management. The Trust does not measure its investment properties based on valuations prepared by external appraisers but uses such appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. The key valuation metrics for Granite's investment properties are summarized in note 4 to the audited combined financial statements for the year ended December 31, 2014.

At December 31, 2014, Granite had one active improvement project in Canada and two expansion projects at income-producing properties in Austria. The total estimated cost of these projects is approximately $9.4 million of which $5.6 million had been spent as at December 31, 2014 with the remaining cost to be funded during the first half of 2015 using cash from operations.

Properties and Land Under Development

At December 31, 2014, the Trust had one property under development: an 89.2 acre land site located in Bethel Township, Pennsylvania which is being developed into a 0.75 million square foot industrial facility. As at December 31, 2014, construction costs of $21.7 million had been incurred for this project which is expected to be completed in the second quarter of 2015. Contractual commitments related to the project were $9.2 million

Granite REIT 2014 11

at December 31, 2014. On June 20, 2014, the Trust entered into a secured construction loan (the "2017 Construction Loan") for U.S. $26.2 million relating to funding for this project (see "LIQUIDITY AND CAPITAL RESOURCES — Bank and Debenture Financing — Construction Loans"). As at December 31, 2014, $8.7 million had been drawn under the 2017 Construction Loan.

During the year ended December 31, 2014, the construction of a 0.63 million square foot multipurpose facility on a 35.9 acre land site located at Settlers Point Business Park in Shepherdsville, Kentucky was completed and the property is being actively marketed for lease. The project was primarily funded by a secured construction loan for U.S. $17.0 million (the "2016 Construction Loan"), which was entered into on July 25, 2013. At December 31, 2014, $15.5 million had been drawn under the 2016 Construction Loan (see "LIQUIDITY AND CAPITAL RESOURCES — Bank and Debenture Financing — Construction Loans").

Land Held for Development

In December 2014, Granite acquired a 29 acre site located in Plainfield, Indiana (see "SIGNIFICANT MATTERS — Acquisition") which is being held for future development.

LEASING PROFILE

Magna, Our Largest Tenant

At December 31, 2014, Magna was the tenant at 73 (2013 — 82) of Granite's income-producing properties and comprised 82% (2013 — 85%) of Granite's annualized lease payments. Magna is a diversified global automotive supplier that designs, develops and manufactures technologically advanced automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks. Magna's product capabilities span a number of major automotive areas, including interior systems, seating systems, closure systems, body and chassis systems, vision systems, electronic systems, exterior systems, powertrain systems, roof systems, hybrid electric vehicles/systems and complete vehicle engineering and assembly.

Granite's relationship with Magna is an arm's length landlord and tenant relationship governed by the terms of Granite's leases with Magna. The terms of the lease arrangements with Magna generally provide for the following:

•
the obligation of Magna to pay for costs of occupancy, including operating costs, property taxes and maintenance and repair costs;

•
rent escalations based on either fixed-rate steps or inflation;

•
renewal options tied to market rental rates or inflation;

•
environmental indemnities from the tenant; and

•
a right of first refusal in favour of Magna on the sale of a property.

Renewal terms, rates and conditions are typically set out in our leases with Magna and form the basis for tenancies that continue beyond the expiries of the initial lease terms.

According to its public disclosure, Magna's success is primarily dependent upon the levels of car and light truck production by Magna's customers, the relative amount of content Magna has in the various programs and its operating costs in the various countries in which it operates. Granite expects Magna to continuously seek to optimize its global manufacturing footprint and consequently, Magna may not renew leases for facilities currently under lease at their expiries.

Annualized Lease Payments

ALP for the year ended December 31, 2014 decreased by $9.4 million primarily due to the disposition of the Mexican property portfolio in the second quarter of 2014. Granite's annualized lease payments as at

12 Granite REIT 2014

December 31, 2014, including the changes from September 30, 2014 and December 31, 2013, were as follows:

	Three Months Ended December 31, 2014	Year Ended December 31, 2014
Annualized lease payments, beginning of period	$206.9	$221.9
Acquisition	4.8	4.8
Contractual rent adjustments	0.6	2.4
Completed projects on-stream	0.4	0.8
Disposals	(1.0)	(17.8)
Vacancies	—	(0.6)
Renewals	—	(0.4)
Re-leasing	—	1.4
Effect of changes in foreign currency exchange rates	0.8	—

Annualized lease payments, as at December 31, 2014	$212.5	$212.5

During the fourth quarter of 2014, annualized lease payments increased by $5.6 million from $206.9 million at September 30, 2014 to $212.5 million at December 31, 2014 primarily due to the acquisition of two income-producing properties in the United States (see "SIGNIFICANT MATTERS — Acquisition"). Annualized lease payments for the period were also impacted by the following:

  i.
  Contractual rent adjustments increased annualized lease payments by $0.6 million and mainly related to fixed contractual rent increases on properties in North America and Germany;

  ii.
  The completion of three improvement projects totaling $3.5 million in Canada increased annualized lease payments by $0.4 million;

  iii.
  A reduction of $1.0 million due to the disposal of two income-producing properties in North America, including a disposal of an income-producing property which closed in January 2015; and

  iv.
  The strengthening of the U.S. dollar against the Cdn. dollar resulted in an increase in annualized lease payments of $1.6 million which was partially offset by an $0.8 million decrease in annualized lease payments related to the weakening of the euro against the Cdn. dollar.

On a year-over-year basis, annualized lease payments decreased by $9.4 million from $221.9 million at December 31, 2013 to $212.5 million at December 31, 2014. This net decrease reflects the cumulative impact of the following:

  i.
  The negative impact on annualized lease payments of:

  a.
  $17.8 million due to the disposal of the portfolio of Mexican properties as noted above, and five other income-producing properties in North America and Europe;

  b.
  $0.6 million related to a vacancy in the United States; and

  c.
  a net $0.4 million due to the renewal or extension of 10 leases representing 5.0 million square feet of leaseable area in North America and Europe at rental rates which were overall lower than the expiring lease rates in place;

  ii.
  The previously noted acquisition increased annualized lease payments by $4.8 million;

  iii.
  Contractual rent adjustments increased annualized lease payments by $2.4 million mostly related to Consumer Price Index ("CPI") based increases on properties representing 10.1 million square feet of leaseable area in North America and Europe and to a lessor extent, fixed contractual rent increases on properties in North America;

  iv.
  The completion of 10 improvement projects totaling $6.7 million in North America and Europe increased annualized lease payments by $0.8 million;

Granite REIT 2014 13

  v.
  The re-leasing of two vacant properties in North America contributed an additional $1.4 million to annualized lease payments; and

  vi.
  Net changes in foreign currency rates had a nominal impact on annualized lease payments. The weakening of the euro against the Cdn. dollar resulted in a decrease in annualized lease payments of $4.3 million while the strengthening of the U.S. dollar against the Cdn. dollar resulted in increases in annualized lease payments of $4.3 million.

The annualized lease payments by currency at December 31, 2014 and December 31, 2013 were as follows:

	December 31, 2014		December 31, 2013
Euro	$96.6	45%	$100.9	45%
Cdn. dollar	65.6	31	64.0	29
U.S. dollar	49.5	23	55.9	25
Other	0.8	1	1.1	1

	$212.5	100%	$221.9	100%

Leasing Activity

2014 Lease Expiries

	Number of leases	Square Footage (in thousands)	ALP (in millions)
Renewed leases	4	479	$2.5
Leases with short termination notices	2	312	1.1
Negotiations in-progress	1	300	1.4
Dispositions	2	426	—
Vacated	1	84	—

	10	1,601	$5.0

Other New Leases and Extensions

During 2014, Granite extended six leases with an aggregate square footage of 5.6 million that had expiries beyond 2014. The two most significant extensions were for two properties in Graz, Austria and are described below.

On January 30, 2014, Magna agreed to a lease extension at the Thondorf facility in Graz, Austria. The lease expiry for the 3.9 million square foot facility was extended from December 31, 2017 to January 31, 2024. In connection with the extension, the current rental rate will remain fixed for the balance of the term and Granite paid a one-time lease incentive in the amount of $37.8 million (euro 25.0 million) in the first quarter of 2014. This incentive is being amortized against the related rental revenue over the remaining lease term.

On March 28, 2014, Magna agreed to a lease extension at the Eurostar facility in Graz, Austria. The 1.1 million square foot Eurostar facility is adjacent to the Thondorf facility noted above and its lease expiry was extended from December 31, 2017 to January 31, 2024, to be coterminous with the Thondorf facility. In connection with the extension, in January 2018 contractual rents will increase based on a modified CPI formula and, at that time, Granite will pay a one-time lease incentive in the amount of euro 6.0 million. As set out in note 8 to the audited combined financial statements for the year ended December 31, 2014, this obligation has been recorded in the combined balance sheet at its discounted value of $6.5 million and is being amortized against the related rental revenue over the remaining term of the lease.

During the first quarter of 2014, Granite executed an 11 year lease of a property in the United States that became vacant in 2013. This property was sold in the fourth quarter of 2014 when the tenant exercised a purchase option included in the lease. During the second quarter of 2014, Granite entered into a six year lease

14 Granite REIT 2014

with a tenant who took possession of a 0.2 million square foot previously vacant property in Canada. During the third quarter of 2014, Granite extended three leases with Magna which had expiry dates of January 2015. Also during the third quarter of 2014, in conjunction with an expansion project to be undertaken in the first half of 2015, the lease expiry on a property leased to Magna in Austria will be extended 10 years from the completion date of the expansion. The lease expiry relating to this property was June 2018.

Lease Expiration

As at December 31, 2014, Granite's portfolio had a weighted average lease term by square footage of 5.3 years, compared to 4.8 years as at December 31, 2013, with lease expiries by square footage (in thousands) and related annualized lease payments (in millions) set out in the table below:

		Vacant	2015		2016		2017		2018		2019		2020		2021 and Beyond
	Total Rental Area	Sq Ft	Sq Ft	ALP $	Sq Ft	ALP $	Sq Ft	ALP $	Sq Ft	ALP $	Sq Ft	ALP $	Sq Ft	ALP $	Sq Ft	ALP $
Canada	7,834	94	224	1.0	369	3.6	3,581	37.4	1,872	11.8	435	2.5	967	6.6	292	2.7
U.S.	8,525	907	626	2.3	403	1.5	728	8.4	931	4.6	1,389	11.7	—	—	3,541	21.0
Austria	8,085	88	—	—	381	2.6	—	—	1,495	11.1	380	3.3	—	—	5,741	44.3
Germany	3,898	—	300	1.4	965	3.9	—	—	596	4.2	303	1.6	195	1.5	1,539	10.6
Netherlands	1,441	—	314	2.1	—	—	—	—	—	—	500	2.9	627	4.2	—	—
Other	434	—	—	—	—	—	—	—	90	0.8	90	0.4	—	—	254	2.5

Total	30,217	1,089	1,464	6.8	2,118	11.6	4,309	45.8	4,984	32.5	3,097	22.4	1,789	12.3	11,367	81.1

% of portfolio	100%	4%	5%		7%		14%		16%		10%		6%		38%

Leasing Costs and Lease Incentives

Direct leasing costs include broker commissions incurred in negotiating and arranging tenant leases. Lease incentives include the cost of leasehold improvements to tenant spaces or cash allowances provided to tenants for leasehold improvement costs. For the three month period and year ended December 31, 2014, the Trust incurred leasing costs and lease incentives of $0.2 million and $45.2 million respectively, which included the lease incentives related to the extension of two leases for properties in Graz, Austria (see "LEASING PROFILE — Other New Leases and Extensions") in the first quarter of 2014.

Granite REIT 2014 15

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED DECEMBER 31, 2014

Components of the Trust's net income (loss) for the three month periods ended December 31, 2014 and 2013 were as follows:

	Three Months Ended December 31,
(in millions, except per unit information)	2014	2013	Change
Rental revenue and tenant recoveries	$51.0	$51.2
Property operating costs	1.6	1.7
General and administrative	8.4	8.1
Depreciation and amortization	0.2	0.1
Interest expense and other financing costs, net	4.5	6.7
Foreign exchange losses (gains), net	(1.2)	0.2
Fair value losses on investment properties, net	17.8	29.9
Fair value gains on financial instruments	—	(0.2)
Acquisition transaction costs	0.2	7.7
Loss (gain) on sale of investment properties	(1.7)	0.4

Income (loss) before income taxes	21.2	(3.4)
Income tax expense (recovery)	(0.1)	0.5

Net income (loss) from continuing operations	21.3	(3.9)
Net income from discontinued operations	—	1.5

Net income (loss)	$21.3	$(2.4)

Net income (loss) from continuing operations attributable to stapled unitholders	21.5	(4.1)	N/A
Net income (loss) attributable to stapled unitholders	21.5	(2.6)	N/A
Funds from Operations(1)	36.2	36.5	(1%	)
Comparable Funds from Operations(1)	36.2	36.5	(1%	)
Diluted FFO per stapled unit(1)	$0.77	$0.78	(1%	)
Diluted comparable FFO per stapled unit(1)	$0.77	$0.78	(1%	)
FFO payout ratio	72%	69%	3%

N/A — not applicable

(1)
See "Results of Operations for the Three Months Ended December 31, 2014 — Funds from Operations".

Rental Revenue and Tenant Recoveries

Rental revenue for the three month period ended December 31, 2014 decreased $0.2 million to $51.0 million from $51.2 million in the prior year period. The change in rental revenue is set out below:

Rental revenue, three months ended December 31, 2013	$51.2
Acquisitions	0.9
Contractual rent adjustments	0.5
Completed projects on-stream	0.2
Vacancies and disposals of income-producing properties	(1.6)
Effect of changes in foreign currency exchange rates	0.7
Other, including straight-line adjustments to rental revenue	(0.9)

Rental revenue, three months ended December 31, 2014	$51.0

16 Granite REIT 2014

The net decrease in rental revenue for the three months ended December 31, 2014 compared to the fourth quarter of 2013 was comprised of the following:

  i.
  Rental revenue was negatively impacted by $1.6 million primarily due to vacancies resulting from the non-renewal of three expired leases representing 0.4 million square feet of leaseable area in the United States and Austria and the sale of four income-producing properties in the United States and Europe;

  ii.
  Other items having a $0.9 million negative impact on rental revenue primarily related to the amortization of the lease incentives in respect of the lease extensions at the Thondorf and Eurostar properties;

  iii.
  The acquisition of eight income-producing properties in the fourth quarter of 2013, representing 2.6 million square feet of leaseable area, contributed an additional $0.9 million to rental revenue;

  iv.
  The $0.5 million increase in revenue from contractual rent adjustments included $0.4 million from CPI based increases and $0.1 million from fixed contract adjustments;

  v.
  The completion of improvement projects in North America contributed an incremental $0.2 million to rental revenue; and

  vi.
  Foreign exchange had a net $0.7 million positive impact on reported rental revenues as the weakening of the Cdn. dollar against the U.S. dollar denominated rents resulted in an increase in rental revenue of $0.9 million while the strengthening of the Cdn. dollar against the euro negatively impacted reported rental revenue by $0.2 million.

Property Operating Costs

Property operating costs, which include property taxes, utilities, insurance, repairs and maintenance, legal and other property-related expenses, were $1.6 million for the three month period ended December 31, 2014 in comparison to $1.7 million in the prior year period. The net decrease was primarily comprised of lower repairs and maintenance costs and lower advisory costs related to the re-leasing of properties that were mostly offset by increases related to property costs recoverable from tenants attributable to acquisitions in the fourth quarter of 2013.

General and Administrative Expenses

General and administrative expenses for the three month periods ended December 31, 2014 and 2013 were $8.4 million and $8.1 million, respectively. Relative to the prior year period, the fourth quarter of 2014 included $1.1 million associated with additional grants awarded under Granite's unit-based compensation plans, the increased valuation of the units outstanding under those plans due to the appreciation of the market price of the stapled units, severance and slightly higher staffing levels. Mitigating this increase was a $0.6 million decrease in advisory costs related to the REIT conversion and related internal reorganizations, and other professional fees.

Depreciation and Amortization

Depreciation and amortization expense is related to the amortization of fixed assets relating to our offices in Toronto, Canada and Vienna, Austria.

Interest Expense and Other Financing Costs, Net

Net interest expense and other financing costs were $4.5 million in the three month period ended December 31, 2014 compared to $6.7 million in the prior year period. Granite's debt profile since December 31, 2013 has changed significantly due to the acquisition activities and refinancing initiatives undertaken during the year thereby impacting net interest expense. The net interest expense and other

Granite REIT 2014 17

financing costs for the three month periods ended December 31, 2014 and 2013 was comprised of the following:

	Three months ended December 31,
	2014	2013	Change
2018 Debentures, issued October 2013(1)	$1.9	$1.9	$—
2021 Debentures, issued July 2014(2)	1.7	—	1.7
2016 Debentures, redeemed August 2014(3)	—	4.1	(4.1)

	3.6	6.0	(2.4)
Mortgages and construction loan	0.5	0.3	0.2
Other financing costs, net	0.4	0.4	—

	$4.5	$6.7	$(2.2)

(1)
see "LIQUIDITY AND CAPITAL RESOURCES — Bank and Debenture Financing"

(2)
see "SIGNIFICANT MATTERS — Series 2 Senior Debentures"

(3)
see "SIGNIFICANT MATTERS — Redemption of 2016 Debentures"

Foreign Exchange Losses (Gains), Net

Granite recognized net foreign exchange gains of $1.2 million in the three month period ended December 31, 2014 compared to net foreign exchange losses of $0.2 million in the prior year period. Net foreign exchange gains for the three month period ended December 31, 2014 included $1.0 million of net foreign exchange gains on certain assets and liabilities of the Trust that are denominated in U.S. dollars and euros and $0.2 million of realized foreign exchange gains on derivative financial instruments such as foreign exchange contracts. The net foreign exchange losses in the three month period ended December 31, 2013 primarily related to $0.8 million of net realized foreign exchange losses on foreign exchange contracts, partially offset by $0.6 million of net foreign exchange gains on certain assets and liabilities of the Trust that are denominated in U.S. dollars and euros.

Fair Value Losses on Investment Properties, Net

Net fair value losses on investment properties were $17.8 million in the three month period ended December 31, 2014 compared to a $29.9 million loss in the prior year period. In the three month period ended December 31, 2014, the net fair value losses were attributable to changes in leasing assumptions for properties across the portfolio and the amount or timing of cash flows primarily attributable to capital expenditures for properties in North America. The net fair value losses in the three month period ended December 31, 2013 were attributable to changes in leasing assumptions and the timing of cash flows for the Canadian and Austrian property portfolios.

Fair Value Losses (Gains) on Financial Instruments

Granite recognized net fair value losses on financial instruments of less than $0.1 million in the three month period ended December 31, 2014 compared to net fair value gains of $0.2 million in the prior year period. The net fair value gains and losses for each of the three month periods ended December 31, 2014 and 2013 were attributable to the fair value changes relating to foreign exchange contracts outstanding at the end of the period and interest rate caps associated with the mortgages payable.

Acquisition Transaction Costs

Acquisition transaction costs for the three month period ended December 31, 2014 of $0.2 million related primarily to advisory costs associated with the acquisition in December 2014. In the fourth quarter of 2013, Granite incurred $7.7 million in acquisition transaction costs which included $6.7 million of land transfer taxes

18 Granite REIT 2014

and $1.0 million of advisory costs related to acquisitions of income-producing properties in Europe that were completed in the fourth quarter of 2013.

Loss (Gain) on Sale of Investment Properties

The net gain on sale of investment properties in the three months ended December 31, 2014 was related to the sale of excess land in Austria for gross proceeds of $1.7 million net of nominal selling costs. During the three month period ended December 31, 2013, Granite disposed of three properties in the United States and Europe for aggregate gross proceeds of $6.8 million and incurred a $0.3 million loss on disposal due to the associated selling costs. The Trust also incurred $0.1 million of costs related to the sale of an investment property in Germany, which closed in January 2014.

Income Tax Expense (Recovery)

Income tax recovery for the three months ended December 31, 2014 was $0.1 million. Included in the quarter's income tax recovery was a current income tax expense of $1.7 million comprised of:

  i.
  $1.5 million expense related to foreign operations and Canadian corporate entities subject to tax;

  ii.
  $0.4 million expense related to the sale of excess land in Austria; and

  iii.
  $0.2 million recovery in unrecognized tax benefits.

Also included in the quarter's income tax recovery was a deferred tax recovery of $1.8 million that related primarily to the net fair value losses in respect of investment properties in foreign jurisdictions, the reversal of deferred tax liabilities related to the disposition of excess land in Austria, other timing differences associated with certain foreign operations and to a lesser extent related withholding taxes.

A tax recovery of 0.5% was recorded in the fourth quarter of 2014, compared to an income tax expense of 14.7% in the fourth quarter of 2013, as a result of larger fair value losses in the prior quarter in entities that do not record deferred taxes.

The Trust is structured with the objective of optimizing after-tax distributions it receives from its various taxable subsidiary entities. Income tax and treaty related legislative changes, including those pertaining to withholding taxes, may affect the level of distributions made to the Trust by its subsidiary entities and may impact the level of taxable income earned by the Trust and the source of income distributed by the Trust.

Net Income (Loss) from Continuing Operations

For the three month period ended December 31, 2014, net income from continuing operations was $21.3 million compared to a net loss of $3.9 million in the prior year period. The $25.2 million net increase was primarily due to a $12.1 million decrease in net fair value losses on investment properties, a $7.5 million decrease in acquisition transaction costs, a $2.2 million decrease in net interest expense, a $2.1 million increase in net gain on the sale of investment properties and a $0.6 million decrease in income tax expense.

Net Income from Discontinued Operations

Net income from discontinued operations consists of revenue, expenses and fair value gains associated with the Mexican property portfolio. The Trust's results of operations for the three month period ended December 31, 2014 were not impacted by the discontinued operations as the disposition of the portfolio of Mexican properties was completed on June 26, 2014. Net income from discontinued operations for the fourth

Granite REIT 2014 19

quarter of 2013, which included $0.3 million of costs related to the sale of the Mexican property portfolio, consisted of the following:

	Three Months Ended December 31,
	2014	2013
Rental revenue	$—	$3.4
Operating costs and expenses	—	0.1
Fair value gains on investment properties, net	—	(0.1)

Income before income taxes	—	3.4
Income tax expense	—	(1.6)

Income from discontinued operations before loss on sale of disposed properties	—	1.8
Loss on disposal of investment properties	—	(0.3)

Net income from discontinued operations	$—	$1.5

Net Income (Loss)

Net income was $21.3 million in the three month period ended December 31, 2014 compared to a $2.4 million net loss in the prior year period. The increase of $23.7 million was due to a $25.2 million increase in net income from continuing operations for the reasons noted above, partially offset by a $1.5 million decrease in net income from discontinued operations.

Funds From Operations

	Three Months Ended December 31,
(in thousands, except per unit information)	2014	2013	Change
Net income (loss) attributable to stapled unitholders	$21,454	$(2,599)
Add (deduct):
Fair value losses on investment properties	17,793	29,898
Fair value losses (gains) on financial instruments	38	(216)
Acquisition transaction costs	189	7,751
Loss (gain) on sale of investment properties	(1,678)	450
Current income tax expense associated with the sale of an investment property	439	—
Deferred income taxes	(1,832)	(341)
Non-controlling interests relating to the above	(157)	107
FFO adjustments related to discontinued operations	—	1,420

FFO	$36,246	$36,470	(1%	)

Basic and diluted FFO per stapled unit	$0.77	$0.78	(1%	)

Basic number of stapled units outstanding	47,014	46,942

Diluted number of stapled units outstanding	47,091	46,957

FFO for the fourth quarter of 2014 was $36.2 million and was derived solely from continuing operations. FFO for the fourth quarter of 2013 was $36.5 million and comprised of $33.6 million from continuing operations and $2.9 million from discontinued operations. The $2.6 million increase in FFO from continuing operations was primarily due to decreased net interest expense of $2.2 million and increased net foreign exchange gains of $1.4 million, partially offset by $0.5 million of higher current income taxes.

20 Granite REIT 2014

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2014

Highlights

	Years Ended December 31,
(in millions, except per unit information)	2014	2013	Change
Rental revenue and tenant recoveries	$207.4	$189.9	9%
Net income from continuing operations attributable to stapled unitholders	63.5	143.2	(56%	)
Net income attributable to stapled unitholders	70.2	145.0	(52%	)
Funds from Operations(1)	125.3	138.3	(9%	)
Comparable Funds from Operations(2)	153.8	142.5	8%
Diluted FFO per stapled unit(1)	$2.66	$2.95	(9%	)
Diluted comparable FFO per stapled unit(2)	$3.27	$3.04	8%
FFO payout ratio(2)	67%	69%	(2%	)
(1)
See "Results of Operations for the Year Ended December 31, 2014 — Funds from Operations"

(2)
Comparable FFO for the year ended December 31, 2014 excludes $28.6 million ($0.61 per stapled unit) incurred in the third quarter of 2014 with respect to the early redemption of the 2016 Debentures. Comparable FFO for the year ended December 31, 2013 excludes $4.2 million ($0.09 per stapled unit) of withholding taxes paid in the second quarter of 2013 related to the repatriation of prior years' earnings from foreign jurisdictions (See "PERFORMANCE MEASUREMENT — Comparable funds from operations").

(in millions, except number of properties)	December 31, 2014	December 31, 2013	Change
Number of income-producing properties	103	112	(8%	)
Leaseable area (sq. ft.)	30.2	31.9	(5%	)
Annualized lease payments	$212.5	$221.9	(4%	)
Investment properties, fair value	$2,310.4	$2,351.9	(2%	)

Rental Revenue and Tenant Recoveries

Rental revenue for the year ended December 31, 2014 increased $17.5 million to $207.4 million from $189.9 million in the prior year. The change in rental revenue is set out below:

Rental revenue, year ended December 31, 2013	$189.9
Acquisitions	15.8
Contractual rent adjustments	2.3
Completed projects on-stream	1.3
Renewals and re-leasing of income-producing properties	(3.1)
Vacancies and disposals of income-producing properties	(6.0)
Effect of changes in foreign currency exchange rates	8.9
Other, including straight-line adjustments to rental revenue	(1.7)

Rental revenue, year ended December 31, 2014	$207.4

Rental revenue for the year ended December 31, 2014 increased by approximately 9% compared to the prior year mainly due to the acquisitions completed in 2013 and favourable foreign exchange rates. Additional details pertaining to the changes in rental revenue are as follows:

  i.
  The acquisition of 12 income-producing properties in 2013, representing 4.2 million square feet of leaseable area, contributed $15.8 million to rental revenue;

  ii.
  The $2.3 million increase in revenue from contractual rent adjustments included $1.6 million from CPI based increases and $0.7 million from fixed contract adjustments;

Granite REIT 2014 21

  iii.
  The completion of expansion or improvement projects in Europe and North America, which added a combined 0.2 million square feet of leaseable area, contributed an incremental $1.3 million to rental revenue;

  iv.
  Foreign exchange had a $8.9 million positive impact on reported rental revenues as the weakening of the Cdn. dollar against the euro and U.S. dollar denominated rents resulted in an increase in rental revenue of $5.9 million and $2.9 million, respectively;

  v.
  Renewals and re-leasing had a $3.1 million net negative impact on revenues compared to the prior year. This decrease was primarily due to the renewal or extension of 24 leases representing 9.3 million square feet of leaseable area across North America and Europe most of which were negotiated at rental rates lower than the expiring lease rates in place. The decrease in revenue was partially offset by $0.5 million of revenue related to the re-leasing of two previously vacant properties representing 0.3 million square feet of leaseable area in North America;

  vi.
  Rental revenue for the year ended December 31, 2014 was also negatively impacted by $6.0 million due to vacancies primarily resulting from the non-renewal by Magna of four expired leases representing 0.5 million square feet of leaseable area in the United States and Austria and the sale of six income-producing properties in the United States and Europe; and

  vii.
  Other items having a negative impact on revenue of $1.7 million primarily related to the amortization of the lease incentives in respect of the lease extensions at the Thondorf and Eurostar properties partially offset by the additional tenant recoveries and straight-line rent adjustments from the income-producing properties acquired in Germany in the fourth quarter of 2013.

Property Operating Costs

Property operating costs, which include property taxes, utilities, insurance, repairs and maintenance, legal and other property-related expenses, were $6.9 million for the year ended December 31, 2014 in comparison to $5.5 million in the prior year. The increase of $1.4 million primarily comprised a $1.2 million increase of property costs recoverable from tenants and $0.5 million of ground lease costs both of which resulted from acquisitions in the fourth quarter of 2013, partially offset by $0.3 million of lower environmental and appraisal costs and repair and maintenance expenditures.

General and Administrative Expenses

General and administrative expenses for the years ended December 31, 2014 and 2013 were $28.1 million and $27.1 million, respectively. The $1.0 million net increase primarily consisted of:

  i.
  $3.3 million in higher compensation costs that included additional grants awarded under Granite's unit-based compensation plans to employees and directors/trustees, the increased valuation of the units outstanding under those plans due to the appreciation of the market price of the stapled units, merit increases, severance, increased staffing levels and the impact of higher foreign exchange rates; and

  ii.
  a $2.5 million decrease in advisory costs related to the conversion to a REIT and related internal reorganizations incurred in the year ended December 31, 2013.

Depreciation and Amortization

Depreciation and amortization expense is related to the amortization of fixed assets relating to our offices in Toronto, Canada and Vienna, Austria.

Interest Expense and Other Financing Costs, Net

Net interest expense and other financing costs were $24.0 million in the year ended December 31, 2014 compared to $20.6 million in the prior year. Granite's debt profile since December 31, 2013 has changed

22 Granite REIT 2014

significantly as previously discussed. The net interest expense and other financing costs for the year ended December 31, 2014 was comprised of the following:

	Years ended December 31,
	2014	2013	Change
2018 Debentures, issued October 2013(1)	$7.8	$1.9	$5.9
2021 Debentures, issued July 2014(2)	3.3	—	3.3
2016 Debentures, redeemed August 2014(3)	9.8	16.4	(6.6)

	20.9	18.3	2.6
Mortgages and construction loan	1.5	0.9	0.6
Other financing costs, net	1.6	1.4	0.2

	$24.0	$20.6	$3.4

(1)
see "LIQUIDITY AND CAPITAL RESOURCES — Bank and Debenture Financing"

(2)
see "SIGNIFICANT MATTERS — Series 2 Senior Debentures"

(3)
see "SIGNIFICANT MATTERS — Redemption of 2016 Debentures"

Early Redemption Costs of Unsecured Debentures

In the year ended December 31, 2014, Granite recorded early redemption costs related to the 2016 Debentures of $28.6 million which included a redemption premium of $27.7 million and $0.9 million of accelerated amortization of issuance costs and discount accretion related to the debentures.

Foreign Exchange Gains, Net

Granite recognized net foreign exchange gains of $3.1 million in the year ended December 31, 2014 compared to net foreign exchange gains of less than $0.1 million in the prior year. Net foreign exchange gains for the year ended December 31, 2014 included (i) $1.5 million of foreign exchange gains due to the re-measurement of a U.S. dollar denominated cash balance representing the proceeds from the sale of the Mexican properties, (ii) $0.9 million of net foreign exchange gains on certain assets and liabilities of the Trust that are denominated in U.S. dollars and euros and (iii) $0.7 million of net foreign exchange gains on derivative financial instruments such as foreign exchange forwards contracts. The net foreign exchange gains in the year ended December 31, 2013 included $1.2 million of net foreign exchange gains on certain assets and liabilities of the Trust that are denominated in U.S. dollars and euros offset by $1.2 million of realized net foreign exchange losses associated with foreign exchange forwards contracts.

Fair Value Losses on Investment Properties, Net

Net fair value losses on investment properties were $51.6 million in the year ended December 31, 2014 compared to net fair value losses on investment properties of $16.2 million in the prior year. In the year ended December 31, 2014, the net fair value losses were attributable to changes in leasing assumptions for properties in both North America and Europe and an increase in discount and terminal capitalization rates for certain properties in Austria and Germany, partially offset by compression in discount and terminal capitalization rates for certain properties in the United States. The net fair value losses in the year ended December 31, 2013 of $16.2 million primarily resulted from changes in leasing assumptions related to market rents and lease renewals, and the amount or timing of cash flows attributable to capital expenditures partially offset by compression in discount and terminal capitalization rates in North America.

Fair Value Gains on Financial Instruments

Granite recognized net fair value gains on financial instruments of $0.2 million and $0.1 million in the years ended December 31, 2014 and 2013, respectively. Net fair value gains on financial instruments for the year ended December 31, 2014 were attributable to the fair value changes related to foreign exchange contracts

Granite REIT 2014 23

outstanding at the end of the year and interest rate caps associated with the mortgages payable. Net fair value gains on financial instruments for the year ended December 31, 2013 were related to the increase in the fair value of interest rate caps associated with the mortgages payable (see note 14 to the audited combined financial statements for the year ended December 31, 2014).

Acquisition Transaction Costs

As previously discussed, acquisition transaction costs of $0.2 million for the year ended December 31, 2014 were related primarily to advisory costs associated with the acquisition in December 2014. In the year ended December 31, 2013, Granite incurred $14.2 million in acquisition transaction costs. These costs included $13.3 million of primarily land transfer taxes and advisory costs related to acquisitions of income-producing properties in Europe which occurred in the fourth quarter of 2013 and $0.9 million of advisory costs associated with the acquisition of four income-producing properties in the United States.

Gain on Meadows Holdback

In the first quarter of 2013, the Trust entered into a settlement agreement pursuant to which the Trust received U.S. $5.0 million relating to a holdback receivable of a former subsidiary's sale of a property in 2006. The settlement proceeds comprised a cash payment of U.S. $1.5 million and a non-interest bearing promissory note of U.S. $3.5 million payable in U.S. $0.5 million monthly instalments which commenced March 31, 2013 and concluded with the final instalment received in October 2013.

Loss (Gain) on Sale of Investment Properties

The net gain on sale of investment properties of $1.4 million for the year ended December 31, 2014 related to the sale of a parcel of excess land located in Austria for gross proceeds of $1.7 million, net of $0.3 million of selling costs associated with the disposal of four income-producing properties located in the United States and Germany.

In the year ended December 31, 2013, the net loss on sale of investment properties included $0.6 million of selling costs associated with the disposal of an income-producing property located in Poland and three vacant properties located in North America and the United Kingdom. The Trust also incurred $0.2 million of costs related to the sale of an investment property in Germany, which closed in January 2014.

Income Tax Expense (Recovery)

Income tax expense for the year ended December 31, 2014 was $8.5 million. Included in the tax expense for the year was a current income tax expense of $4.3 million comprised of:

  i.
  $4.0 million expense related to foreign operations and Canadian corporate entities subject to tax;

  ii.
  $1.8 million recovery in unrecognized tax benefits that included the release of a tax reserve of $3.6 million on the successful completion of a federal income tax audit in Canada;

  iii.
  $0.6 million related to withholding tax expense paid on the repatriation from foreign operations that was fully offset by the reversal of the deferred tax expense recorded in prior periods; and

  iv.
  $1.5 million tax expense related to the sale of an income-producing property in Germany and excess land in Austria.

The deferred tax portion of the income tax expense was $4.2 million and related largely to other timing differences associated with certain foreign operations and to a lesser extent related withholding taxes offset by fair value losses on investment properties in foreign jurisdictions.

The effective income tax rate for the year ended December 31, 2014 was 11.8% compared to an effective income tax rate of 8.0% for the year ended December 31, 2013, excluding a $41.9 million reversal of the Canadian deferred tax liabilities recorded prior to the January 3, 2013 REIT conversion. The effective tax rate for the current year was higher than the prior year primarily due to the impact of the net fair value losses on

24 Granite REIT 2014

investment properties and other expenses in entities that do not record deferred taxes and the tax expense associated with the above noted property sales in Europe.

The Trust is structured with the objective of optimizing after-tax distributions it receives from its various taxable subsidiary entities. Income tax and treaty related legislative changes, including those pertaining to withholding taxes, may affect the level of distributions made to the Trust by its subsidiary entities and may impact the level of taxable income earned by the Trust and the source of income distributed by the Trust.

Net Income from Continuing Operations

For the year ended December 31, 2014, net income from continuing operations was $63.7 million compared to $143.4 million in the prior year. The decrease of $79.7 million was primarily due to a $45.9 million increase in deferred tax expense largely from the reversal of $41.9 million in Canadian deferred tax liabilities in the prior year as a result of converting to a REIT on January 3, 2013, a $35.4 million increase in net fair value losses on investment properties and the $28.6 million of early redemption costs related to the 2016 Debentures. These decreases in net income from continuing operations were partially offset by increased rental revenue and tenant recoveries of $17.5 million and decreased acquisition transaction costs of $14.1 million.

Net Income from Discontinued Operations

On June 26, 2014, Granite completed the disposition of its portfolio of Mexican properties to Magna for net cash proceeds before income taxes of $108.6 million. In the year ended December 31, 2014, Granite incurred a loss on disposal of $5.1 million which included a $4.6 million closing adjustment and $0.5 million in selling costs related to the disposition. As a result of the disposition of the Mexican operation, net cumulative foreign currency translation gains of $5.7 million, which had been recorded in other comprehensive income, were reclassified from equity and recorded in net income. Net income from discontinued operations and the related net gain (loss) on sale was comprised of the following:

	Years ended December 31,
	2014	2013
Rental revenue	$7.1	$13.3
Operating costs and expenses	0.1	0.3
Fair value losses on investment properties, net	—	9.0

Income before income taxes	7.0	4.0
Income tax expense	(1.6)	(1.8)

Income from discontinued operations before net gain (loss) on sale of disposed properties	5.4	2.2
Loss on sale of investment properties	(5.1)	(0.3)
Reclassification of cumulative foreign currency translation amounts relating to foreign operation disposed of in the year	5.7	—
Income tax recovery	0.8	—

Net gain (loss) on sale of disposed properties	1.4	(0.3)

Net income from discontinued operations	$6.8	$1.9

Net Income

Net income was $70.4 million in the year ended December 31, 2014 in comparison to $145.3 million in the prior year. The $74.9 million decrease was due to the $79.7 million decrease in net income from continuing operations for the reasons previously noted partially offset by a $4.9 million increase in net income from discontinued operations.

Granite REIT 2014 25

Funds From Operations

	Year Ended December 31,
(in thousands, except per unit information)	2014	2013	Change
Net income attributable to stapled unitholders	$70,213	$145,031
Add (deduct):
Fair value losses on investment properties	51,620	16,182
Fair value gains on financial instruments	(177)	(72)
Gain on Meadows holdback	—	(5,143)
Acquisition transaction costs	189	14,246
Loss (gain) on sale of investment properties	(1,416)	778
Current income tax expense associated with the sale of investment properties	1,538	—
Deferred income taxes	4,238	(41,856)
Non-controlling interests relating to the above	(104)	(105)
FFO adjustments related to discontinued operations	(848)	9,224

FFO	125,253	138,285	(9%	)
Early redemption costs of unsecured debentures	28,580	—
Withholding tax payment	—	4,220

Comparable FFO	$153,833	$142,505	8%

Basic and diluted FFO per stapled unit	$2.66	$2.95	(9%	)

Basic and diluted comparable FFO per stapled unit	$3.27	$3.04	8%

Basic number of stapled units outstanding	47,001	46,925

Diluted number of stapled units outstanding	47,071	46,949

Comparable FFO for the year ended December 31, 2014 was $153.8 million and comprised of $147.9 million from continuing operations and $5.9 million from discontinued operations. Comparable FFO for the year ended December 31, 2013 was $142.5 million and comprised of $131.4 million from continuing operations and $11.1 million from discontinued operations. The $11.3 million increase in comparable FFO was primarily due to increased rental revenue of $17.5 million and a $3.0 million increase in net foreign exchange gains partially offset by a $3.4 million increase in net interest expense, a $1.0 million increase in general and administrative expenses and a $5.2 million decrease in FFO from the discontinued operation.

LIQUIDITY AND CAPITAL RESOURCES

Operating activities of continuing operations generated cash of $39.1 million and $87.4 million in the three month period and year ended December 31, 2014, respectively. At December 31, 2014, the Trust had cash and cash equivalents of $116.2 million and unitholders' equity of $1.6 billion.

26 Granite REIT 2014

Cash Flows

Three Months Ended December 31, 2014

Components of the Trust's cash flows for the three month periods ended December 31, 2014 and 2013 were as follows:

	Three months ended December 31,
	2014	2013
Cash Flows
Net income (loss) from continuing operations	$21.3	$(3.9)
Items not involving current cash flows	17.2	29.0
Current income tax expense	1.7	2.0
Income taxes paid	(0.3)	(0.4)
Interest expense	3.9	6.5
Interest paid	(3.2)	(7.6)
Changes in working capital balances from continuing operations	(1.5)	(0.6)

Cash provided by operating activities from continuing operations	39.1	25.0
Cash provided by (used in) operating activities from discontinued operations	(0.2)	3.1

Cash provided by operating activities	$38.9	$28.1

Acquisitions	$(79.0)	$(179.8)
Real estate properties and fixed asset additions	(15.8)	(6.4)
Cash provided by other investing activities from continuing operations	14.6	6.6

Cash used in investing activities	$(80.2)	$(179.6)

Distributions paid	$(25.8)	$(24.6)
Proceeds from issuance of debt	71.7	200.0
Repayments of debt	(0.1)	(9.8)
Cash used in other financing activities	(0.4)	(1.5)

Cash provided by financing activities	$45.4	$164.1

Operating Activities

In the three month period ended December 31, 2014, operating activities from continuing operations generated cash of $39.1 million compared to $25.0 million in the prior year period. The increase of $14.1 million was primarily due to a $7.5 million decrease in acquisition transaction costs, a $4.4 million decrease in interest paid and a $1.4 million increase in net foreign exchange gains.

In the three month period ended December 31, 2014, changes in working capital balances used cash of $1.5 million. The components comprised:

  i.
  a decrease in accounts payable and accrued liabilities of $3.8 million, primarily due to the release of deposits received in the previous quarter related to the sale of an income-producing property which closed in the fourth quarter of 2014; partially offset by

  ii.
  an increase in deferred revenue of $0.9 million, due to the timing of rental receipts;

  iii.
  a decrease in accounts receivable of $0.9 million, also due to the timing of rental receipts; and

  iv.
  a decrease in prepaid expenses of $0.5 million.

For the three month period ended December 31, 2013, the change in working capital balances used cash of $0.6 million and was primarily comprised of a $1.3 million decrease in accounts payable and accrued liabilities, primarily due to the payment of accrued acquisition costs, partially offset by a $0.8 million decrease

Granite REIT 2014 27

in accounts receivable due to the receipt of VAT receivable related to a completed expansion project in Germany.

Cash provided by operating activities from discontinued operations for the three month period ended December 31, 2013 of $3.1 million was primarily related to $3.4 million of rental revenue.

Investing Activities

Investing activities for the three month period ended December 31, 2014 used net cash of $80.2 million, which was comprised of:

  i.
  cash payments of $79.0 million related to the acquisition of three properties (see "SIGNIFICANT MATTERS — Acquisition");

  ii.
  investment property capital expenditures of $15.7 million; and

  iii.
  net proceeds of $14.6 million related to the disposal of two income-producing properties in the United States and Germany and excess land in Austria.

Cash used in investing activities for the fourth quarter of 2013 of $179.6 million was primarily due to cash payments of $179.8 million related to acquisitions and investment property capital expenditures of $6.1 million, partially offset by net proceeds of $6.6 million on the disposal of investment properties.

Financing Activities

Cash provided by financing activities for the three month period ended December 31, 2014 of $45.4 million was primarily attributed to $62.8 million of borrowings from U.S. dollar denominated bank indebtedness and $8.9 million of proceeds from the 2017 Construction Loan (see "LIQUIDITY AND CAPITAL RESOURCES — Bank and Debenture Financing") net of distribution payments of $25.8 million.

Cash provided by financing activities for the three month period ended December 31, 2013 of $164.1 million was primarily related to $200.0 million of proceeds received from the issuance of the debentures that mature in 2018 (see "LIQUIDITY AND CAPITAL RESOURCES — Bank and Debenture Financing") partially offset by distribution payments of $24.6 million, repayment of bank indebtedness of $9.8 million and $1.7 million of financing costs paid with respect to the issuance of the debentures maturing in 2018.

Year Ended December 31, 2014

Operating Activities

	Years Ended December 31,
	2014	2013
Cash Flows
Net income from continuing operations	$63.7	$143.4
Items not involving current cash flows	64.5	(25.6)
Tenant allowance	(37.8)	—
Current income tax expense	4.3	8.5
Income taxes paid	(4.4)	(12.4)
Interest expense	22.6	19.9
Interest paid	(19.4)	(17.0)
Changes in working capital balances from continuing operations	(6.1)	0.6

Cash provided by operating activities from continuing operations	87.4	117.4
Cash provided by operating activities from discontinued operations	5.5	10.5

Cash provided by operating activities	$92.9	$127.9

28 Granite REIT 2014

For the year ended December 31, 2014, operating activities from continuing operations generated cash of $87.4 million compared to $117.4 million in the prior year. Excluding the $37.8 million payment related to the lease incentive in respect of the extension at Granite's largest facility in Thondorf, Austria and the $27.7 million of payments related to the early redemption of the 2016 Debentures, cash provided by operating activities from continuing operations for the year ended December 31, 2014 would have been $152.9 million. The $35.5 million net increase over the prior year was primarily related to:

  i.
  a $17.5 million increase in rental revenue;

  ii.
  a $14.1 million decrease in acquisition transaction costs;

  iii.
  a $8.0 million decrease in income tax payments; and

  iv.
  a $3.0 million increase in net foreign exchange gains; partially offset by

  v.
  a $6.7 million increase in cash used by changes in working capital balances.

The change in working capital balances for the year ended December 31, 2014 reflected a use of cash of $6.1 million primarily due to a $6.4 million decrease in accounts payable and accrued liabilities, which included payments of acquisition expenses, and lower property-related and professional fee accruals.

For the year ended December 31, 2013, the change in working capital balances generated cash of $0.6 million primarily due to a $1.2 million decrease in accounts receivable primarily due to the collection of a receivable related to a completed capital project and a $0.5 million transfer of funds from restricted cash upon the completion of a capital project, partially offset by a $1.1 million decrease in deferred revenue due to the timing of rental receipts.

Cash provided by operating activities from discontinued operations for the year ended December 31, 2014 of $5.5 million primarily consists of $7.1 million of rental revenue, partially offset by $1.0 million of income taxes paid. Cash provided by operating activities from discontinued operations for the year ended December 31, 2013 of $10.5 million was primarily related to $13.3 million of rental revenue partially offset by $2.1 million of income tax payments and $0.3 million of net cash outflows related to the change in working capital balances.

Investing Activities

Investing activities for the year ended December 31, 2014 provided cash of $20.1 million. The major components included $104.4 million of proceeds received on the disposition of the Mexican properties which was net of $5.1 million of income tax instalments, $39.1 million of net proceeds received on the disposal of five other properties, partially offset by $79.0 million of cash payments related to the previously discussed acquisition and $43.7 million of investment property capital expenditures.

For the year ended December 31, 2013, investing activities used cash of $253.6 million. This was largely attributable to $247.6 million of cash payments related to acquisitions and $28.9 million in investment property capital expenditures that were partially offset by net proceeds from the disposal of income-producing properties of $16.8 million and proceeds from notes receivable of $7.9 million.

Financing Activities

For the year ended December 31, 2014, financing activities used cash of $90.7 million which was largely comprised of the following:

  i.
  the $265.0 million repayment of the 2016 Debentures (see "SIGNIFICANT MATTERS — Redemption of 2016 Debentures");

  ii.
  distribution payments of $103.2 million; and

  iii.
  payments of $2.4 million for financing costs related to the 2021 Debentures and the 2017 Construction Loan (see "LIQUIDITY AND CAPITAL RESOURCES — Bank and Debenture Financing");

Granite REIT 2014 29

that were partially offset by:

  iv.
  $250.0 million of proceeds received from the issuance of the 2021 Debentures;

  v.
  $8.1 million of net U.S. dollar denominated borrowings from bank indebtedness;

  vi.
  U.S. dollar secured long-term debt borrowings of $19.8 million; and

  vii.
  $1.8 million received upon the exercise of unit options.

Cash generated by financing activities for the year ended December 31, 2013 of $162.1 million was primarily related to $200.0 million of proceeds received on the issuance of the debentures that mature in 2018 (see "LIQUIDITY AND CAPITAL RESOURCES — Bank and Debenture Financing"), $50.4 million of net borrowings from bank indebtedness and $3.1 million received upon the exercise of unit options, partially offset by distribution payments of $90.3 million.

Bank and Debenture Financing

Granite's debt consisted of the following:

	December 31, 2014		December 31, 2013
	Carrying Value	Percent of Total	Carrying Value	Percent of Total
Unsecured debentures, net	$447.0	77%	$462.0	81%
Cross currency interest rate swaps, net	3.4	1	11.0	2
Mortgages, net	41.9	7	38.6	7
Construction loans, net	24.2	4	3.3	1
Bank indebtedness	62.6	11	53.2	9

	$579.1	100%	$568.1	100%

Fair value of investment properties	$2,310.4		$2,351.9

Leverage ratio(1)	25%		24%

(1)
Defined as total debt divided by the total fair value of investment properties

Unsecured Debentures and Cross Currency Interest Rate Swaps

On July 3, 2014, Granite LP issued $250.0 million of Series 2 senior debentures due July 5, 2021. Interest on the 2021 Debentures is payable semi-annually in arrears on January 5 and July 5 of each year. The 2021 Debentures rank equally with all of the Trust's existing and future unsubordinated and unsecured indebtedness and are guaranteed by Granite REIT and Granite GP. The proceeds from the 2021 Debentures, together with other available funds, were used to redeem the 2016 Debentures. At December 31, 2014, all of the 2021 Debentures remained outstanding and the balance net of issuance costs was $248.5 million.

Also on July 3, 2014, the Trust entered into a cross currency interest rate swap to exchange the Cdn. dollar 3.788% interest payments from the 2021 Debentures to euro denominated payments at 2.68%. In addition, under the terms of the swap, the Trust will pay principal proceeds of euro 171.9 million for $250.0 million on July 5, 2021. As at December 31, 2014, the fair value of the cross currency interest rate swap was a net financial asset of $0.5 million.

In October 2013, Granite issued $200.0 million Series 1 senior debentures due October 2, 2018 (the "2018 Debentures"). The 2018 Debentures rank equally with all of the Trust's existing and future unsubordinated and unsecured indebtedness and are guaranteed by Granite REIT and Granite GP. At December 31, 2014, all of the 2018 Debentures remained outstanding and the balance net of issuance costs was $198.5 million.

Also in October 2013, the Trust entered into a cross currency interest rate swap to exchange the $200.0 million proceeds and related 4.613% interest payments from the 2018 Debentures to euro 142.3 million and euro

30 Granite REIT 2014

denominated interest payments at a 3.56% interest rate. Under the terms of the swap, on October 2, 2018, the Trust will repay the principal proceeds received of euro 142.3 million for $200.0 million. As at December 31, 2014, the fair value of the cross currency interest rate swap was a net financial liability of $3.8 million.

In December 2004, Granite issued $265.0 million of unsecured debentures, which were due December 22, 2016, at a price of $995.70 per $1,000.00 of principal amount. As noted earlier, in the third quarter of 2014, the 2016 Debentures were fully redeemed for an aggregate redemption price of $294.7 million, which included a redemption premium of $27.7 million and accrued and unpaid interest to the Redemption Date of $2.0 million (see "SIGNIFICANT MATTERS — Redemption of 2016 Debentures").

Mortgages

In connection with the acquisitions of income-producing properties that were completed in February and May 2013, the Trust has two mortgages outstanding totaling $41.9 million (U.S. $36.1 million), net of issuance costs. The mortgages mature on June 10, 2017 and May 10, 2018, respectively, and both bear interest at LIBOR plus 2.50%. Interest rate caps were entered into for 100% of the mortgage amounts and for the duration of the mortgages thereby limiting the interest rate exposure to a maximum of 4.0%. The mortgages are recourse only to the three investment properties acquired which are pledged as collateral.

Construction Loans

On June 20, 2014, Granite entered into the 2017 Construction Loan for U.S. $26.2 million relating to land that was previously held for development (see "INVESTMENT PROPERTIES — Properties and Land Under Development"). The 2017 Construction Loan bears interest at LIBOR plus 2.25% and matures on June 20, 2017. Proceeds from the 2017 Construction Loan may only be used to pay for the construction cost of improvements on the property and other related costs and loan advances are made based on the value of the work completed. Granite also has the option to extend the maturity date for two successive periods to June 20, 2018 and 2019, subject to certain terms and conditions. The 2017 Construction Loan is secured by a first mortgage lien on the property. At December 31, 2014, the amount outstanding net of issuance costs was $8.7 million (U.S. $7.5 million).

In July 2013, the Trust entered into the 2016 Construction Loan for U.S. $17.0 million relating to the construction of a multipurpose facility in the United States (see "INVESTMENT PROPERTIES — Properties and Land Under Development"). The 2016 Construction Loan bears interest at LIBOR plus 2.25% and matures on July 25, 2016. Proceeds from the 2016 Construction Loan may only be used to pay for the cost of improvements on the property and other related costs and loan advances are made based on the value of the work completed. The maximum amount available under the 2016 Construction Loan may be increased to U.S. $19.0 million, subject to certain terms and conditions being met. The Trust has the option to extend the maturity date for two successive periods to July 25, 2017 and 2018, subject to certain terms and conditions. The 2016 Construction Loan is secured by a first mortgage lien on the property. At December 31, 2014, the amount outstanding net of issuance costs was $15.5 million (U.S. $13.3 million).

Credit Facility

Effective December 11, 2014, the Trust entered into an amended and restated agreement for an unsecured senior revolving credit facility in the amount of $250.0 million that is available by way of Cdn. dollar, U.S. dollar or euro denominated loans or letters of credit (the "Granite Credit Facility") and matures on February 1, 2018. The Trust has the option to extend the maturity date by one year to February 1, 2019, subject to the agreement of lenders in respect of a minimum of 66 2/3% of the aggregate amount committed under the Granite Credit Facility. The Granite Credit Facility provides Granite with the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $50.0 million with the consent of the participating lenders. Interest on drawn amounts is calculated based on an applicable margin of 1.45% determined by the Trust's current external credit rating. At December 31, 2014, the Trust had $62.6 million (U.S. $54.0 million) drawn under the Granite Credit Facility and $1.2 million in letters of credit issued against the Granite Credit Facility.

Granite REIT 2014 31

The Granite Credit Facility replaced an unsecured senior revolving credit facility in the amount of $175.0 million that was available by way of Cdn. dollar, U.S. dollar or euro denominated loans or letters of credit and would have matured on February 1, 2015.

Management believes that the Trust's cash resources, cash flow from operations and available third-party borrowings will be sufficient to finance its operations and capital expenditures program over the next year as well as pay distributions. Additional acquisition and development activity will depend on the availability of suitable investment opportunities and related financing.

At December 31, 2014, the Trust was in compliance with its debt agreements and related covenants.

Credit Ratings

On June 16, 2014, Moody's Investors Service, Inc. upgraded its credit rating of the Trust to Baa2 with a stable outlook from Baa3 with a positive outlook and on June 30, 2014, Moody's confirmed the higher rating. On July 23, 2014, DBRS Limited confirmed the BBB rating on the 2018 Debentures and 2021 Debentures with a stable trend. Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. A rating accorded to any security is not a recommendation to buy, sell or hold such securities and may be subject to revision or withdrawal at any time by the rating organization which granted such ratings.

Distributions

As required by National Policy 41-201, Income Trusts and Other Indirect Offerings, the following table outlines the differences between cash flow from operating activities and cash distributions as well as the differences between net income (loss) and cash distributions, in accordance with the guidelines.

	Three Months Ended December 31,		Years ended December 31,
(in thousands)	2014	2013	2014	2013
Net income (loss)	$21,356	$(2,391)	$70,417	$145,266

Cash flows provided by operating activities	38,924	28,069	92,863	127,894
Distributions paid and payable	(26,234)	(25,021)	(103,641)	(98,922)

Cash flows from operating activities over (under) distributions paid and payable	$12,690	$3,048	$(10,778)	$28,972

Distributions declared to stapled unitholders in the three month periods ended December 31, 2014 and 2013 were $26.2 million or 55.8 cents per stapled unit and $25.0 million or 53.3 cents per stapled unit, respectively. Total distributions declared to stapled unitholders in the years ended December 31, 2014 and 2013 were $103.6 million or $2.21 per stapled unit and $98.9 million or $2.11 per stapled unit, respectively. Excluding the $27.7 million of payments related to the early redemption of the 2016 Debentures that was funded with the proceeds from the sale of the Mexican properties and the $37.8 million lease incentive related to the Thondorf lease extension that was funded with cash on hand, cash provided by operating activities for the year ended December 31, 2014 would have been $158.4 million, being a more representative amount and more comparable to the prior year. The Trust expects distributions to be funded from cash flows from operating activities.

Net income (loss) prepared in accordance with IFRS recognizes revenue and expenses at time intervals that do not necessarily match the receipt or payment of cash. Therefore, when establishing cash distributions to unitholders, consideration is given to factors such as cash generated from and required for operating activities and forward-looking cash flow information, including forecasts and budgets. Management does not expect current or potential commitments to replace and maintain its investment properties to adversely affect distributions.

32 Granite REIT 2014

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of Granite have evaluated the effectiveness of the Trust's disclosure controls and procedures, as defined in National Instrument 52-109 — Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109"), as of the end of the period covered by the annual filings (as defined in NI 52-109) (the "Evaluation Date"). They have concluded that, as of the Evaluation Date, the Trust's disclosure controls and procedures were effective to ensure that material information relating to Granite and its subsidiaries would be made known to them by others within those entities and would be disclosed on a timely basis. However, as recommended by Canadian and United States securities regulators, the Trust will continue to periodically evaluate its disclosure controls and procedures and will make modifications from time to time as deemed necessary to ensure that information is recorded, processed, summarized and reported within the time periods specified in the applicable rules.

Management's Report on Internal Control Over Financial Reporting

The Trust's management is responsible for establishing and maintaining internal control over financial reporting (as such term is defined in NI 52-109 and Rules 13a-15(f) and 15d-15(f) under the United States Securities Exchange Act of 1934) for the Trust. Under the supervision and with the participation of Granite's Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of Granite's internal control over financial reporting, as of the Evaluation Date, based on the framework set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation under this framework, management concluded that Granite's internal control over financial reporting was effective as of December 31, 2014.

Deloitte LLP, an independent registered public accounting firm, who audited the Trust's combined financial statements as at and for the year ended December 31, 2014 and whose report is included in the Trust's annual report for fiscal 2014, has also issued an attestation report under standards of the Public Company Accounting Oversight Board (United States) on Granite's internal control over financial reporting as of December 31, 2014. The attestation report precedes the financial statements included in the Trust's annual report for fiscal 2014.

Changes in Internal Control Over Financial Reporting

As of the Evaluation Date, there have been no changes in the Trust's internal control over financial reporting that occurred during the period beginning on the date immediately following the end of the period in respect of which Granite made its most recent previous interim filing and ended on December 31, 2014 that have materially affected, or are reasonably likely to materially affect, the Trust's internal control over financial reporting.

Limitation on the Effectiveness of Controls and Procedures

Granite's management, including the Chief Executive Officer and the Chief Financial Officer, does not expect that the Trust's controls and procedures will prevent all potential error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

COMMITMENTS, CONTRACTUAL OBLIGATIONS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

In the ordinary course of business activities, the Trust may become subject to litigation and other claims brought by, among others, tenants, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance,

Granite REIT 2014 33

that the ultimate resolution of such claims would not have a material adverse effect on the financial position of the Trust.

The Trust has made commitments for future payments of interest and principal on long-term debt, construction and development project costs and certain other costs. At December 31, 2014, future payments, including interest payments, under these contractual obligations were as follows:

		Payments due by year
(in thousands) As at December 31, 2014
	Total	2015	2016	2017	2018	2019	Thereafter
Unsecured debentures	$450,000	$—	$—	$—	$200,000	$—	$250,000
Cross currency interest rate swap	3,829	—	—	—	3,829	—	—
Secured long-term debt	66,634	894	16,600	35,821	13,319	—	—
Bank indebtedness	62,645	—	—	—	62,645	—	—
Interest expense:
Unsecured debentures, net of cross currency interest rate swaps	74,711	13,786	13,757	13,757	13,757	6,552	13,102
Secured long-term debt	4,108	1,699	1,511	772	126	—	—
Bank indebtedness	3,130	1,015	1,015	1,015	85	—	—
Contingent consideration	4,817	—	—	—	4,817	—	—
Lease incentive payable	8,423	—	—	—	8,423	—	—
Construction and development commitments	12,975	12,975	—	—	—	—	—

	$691,272	$30,369	$32,883	$51,365	$307,001	$6,552	$263,102

In addition, the Trust is committed to making annual payments under two ground leases for the land upon which two income-producing properties are situated of $0.5 million and $0.1 million to the years 2049 and 2096, respectively.

Off-balance sheet arrangements consisted of $1.2 million in letters of credit, construction and development project commitments of approximately $13.0 million and $1.6 million related to certain operating agreements.

For further discussion of commitments, contractual obligations, contingencies and off-balance sheet arrangements, refer to notes 6, 7, 8, 9, 18 and 22 to the audited combined financial statements for the year ended December 31, 2014 and "LIQUIDITY AND CAPITAL RESOURCES".

RELATED PARTY TRANSACTIONS

For a discussion of the Trust's transactions with related parties, please refer to note 20 to the audited combined financial statements for the year ended December 31, 2014.

OUTSTANDING STAPLED UNITS

As at the date of this MD&A, the Trust had 47,016,874 stapled units issued and outstanding. The decrease from the issued and outstanding stapled units of 47,016,909 at December 31, 2014 resulted from the redemption of 35 stapled units in February 2015.

DISTRIBUTIONS

Granite REIT's monthly distribution to unitholders is currently 19.2 cents per stapled unit, representing, on an annualized basis, $2.30 per stapled unit. Total distributions declared in the year ended December 31, 2014 were $103.6 million. In January and February 2015, Granite declared monthly distributions of 19.2 cents per stapled unit or $9.0 million, with respect to the one month periods ended January 31, 2015 and February 28, 2015, respectively. The distribution declared in January 2015 was paid on February 17, 2015 and the distribution declared in February 2015 will be paid on March 16, 2015.

34 Granite REIT 2014

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to apply judgment and make estimates that affect the amounts reported and disclosed in the combined financial statements. Management bases estimates on historical experience and various other assumptions that are believed to be reasonable in the circumstances, the results of which form the basis for making judgments about the values of assets and liabilities. On an ongoing basis, management evaluates its estimates. However, actual results could differ from those estimates.

The Trust's significant accounting policies that involve the most judgment and estimate are as follows:

Judgments

Leases

The Trust's policy for revenue recognition is described in note 2(j) of the audited combined financial statements for the year ended December 31, 2014. The Trust makes judgments in determining whether certain leases are operating or finance leases, in particular tenant leases with long contractual terms, leases where the property is a large square-footage and/or architecturally unique and long-term ground leases where the Trust is the lessee.

Investment properties

The Trust's policy relating to investment properties is described in note 2(d) of the audited combined financial statements for the year ended December 31, 2014. In applying this policy, judgment is applied in determining whether certain costs incurred for tenant improvements are additions to the carrying amount of the property or represent incentives, identifying the point at which practical completion of properties under development occurs and determining borrowing costs to be capitalized to the carrying value of properties under development. Judgment is also applied in determining the use, extent and frequency of independent appraisals.

Income taxes

The Trust applies judgment in determining whether it will continue to qualify as a REIT for both Canadian and U.S. tax purposes for the foreseeable future. However, should it at some point no longer qualify, it would be subject to income tax and would be required to recognize current and deferred income taxes.

Estimates and Assumptions

Valuation of investment properties

The fair value of investment properties is determined by management using primarily the discounted cash flow method in which the income and expenses are projected over the anticipated term of the investment plus a terminal value discounted using an appropriate discount rate. The Trust obtains, from time to time, appraisals from independent qualified real estate valuation experts. However, the Trust does not measure its investment properties based on these valuations, but uses such appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. The critical assumptions relating to the Trust's estimates of fair values of investment properties include the receipt of contractual rents, contractual renewal terms, expected future market rental rates, discount rates that reflect current market uncertainties, capitalization rates and recent investment property prices. If there is any change in these assumptions or regional, national or international economic conditions, the fair value of investment properties may change materially. Refer to note 4 of the audited combined financial statements for the year ended December 31, 2014 for further information on the estimates and assumptions made by management in connection with the fair values of investment properties.

Granite REIT 2014 35

Fair value of financial instruments

Where the fair value of financial assets or liabilities recorded on the balance sheet or disclosed in the notes cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as credit risk and volatility. Changes in assumptions about these factors could materially affect the reported fair value of financial instruments.

Income taxes

The Trust operates in a number of countries and is subject to the income tax laws and related tax treaties in each of its operating jurisdictions. These laws and treaties can be subject to different interpretations by relevant taxation authorities. Significant judgment is required in the estimation of Granite's income tax expense, interpretation and application of the relevant tax laws and treaties and provision for any exposure that may arise from tax positions that are under audit by relevant taxation authorities.

The recognition and measurement of deferred tax assets or liabilities is dependent on management's estimate of future taxable profits and income tax rates that are expected to be in effect in the period the asset is realized or the liability is settled. Any changes in management's estimates can result in changes in deferred tax assets or liabilities as reported in the combined balance sheets and also the deferred income tax expense in the combined statements of income.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Adoption of Accounting Standards

The Trust adopted the following new standards and interpretations effective January 1, 2014.

There were a number of amendments to International Accounting Standard 32 Financial Instruments: Presentation ("IAS 32"), relating to offsetting certain assets and liabilities. These amendments relate to the application of the guidance set out in IAS 32 and clarify some of the requirements for offsetting financial assets and financial liabilities on the balance sheet. The amendments were effective January 1, 2014. The adoption of these amendments did not have an impact on the Trust's combined financial statements.

In May 2013, IFRIC Interpretation 21 — Levies ("IFRIC 21") was issued which is an interpretation of IAS 37 — Provisions, Contingent Liabilities and Contingent Assets. IFRIC 21 clarifies what the obligating event is that gives rise to a levy and when a liability should be recognized. IFRIC 21 was effective for years beginning on or after January 1, 2014 and must be applied retrospectively. For the purposes of IFRIC 21, property taxes payable by the Trust are considered levies. The adoption of this standard did not have an impact on the Trust's combined financial statements.

Future Accounting Policy Changes

New accounting standards issued but not yet applicable to the combined financial statements for the year ended December 31, 2014, are described below. Granite intends to adopt these standards when they become effective.

IFRS 9, Financial instruments ("IFRS 9")

In July 2014, the International Accounting Standards Board ("IASB") issued the final version of IFRS 9 — Financial Instruments which brings together the classification and measurement, impairment and hedge accounting phases of the IASB's project to replace IAS 39 — Financial Instruments: Recognition and Measurement. The key elements of the final standard are as follows: Classification and measurement — introduces a logical approach for the classification of financial assets, which is driven by cash flow characteristics and the business model in which an asset is held. Impairment — introduces a new, expected-loss impairment model that will require more timely recognition of expected credit losses. IFRS 9 also includes new disclosure requirements about expected credit losses and credit risk. Hedge accounting —

36 Granite REIT 2014

introduces a substantially reformed model for hedge accounting that more closely aligns with risk management activities undertaken by entities when hedging their financial and non-financial risk exposures. Own credit — removes the volatility in profit or loss that was caused by changes in the credit risk of liabilities elected to be measured at fair value. This change in accounting means that gains caused by the deterioration of an entity's own credit risk on such liabilities are no longer recognized in profit or loss and are recognized in other comprehensive income instead. IFRS 9 will be applied retrospectively for annual periods beginning on or after January 1, 2018. Early adoption is permitted. The Trust has not yet determined the impact of this standard on its combined financial statements.

IFRS 15, Revenue from contracts with customers ("IFRS 15")

In May 2014, the IASB issued IFRS 15 — Revenue from Contracts with Customers, which replaces IAS 11 — Construction Contracts and IAS 18 — Revenue, as well as various other interpretations regarding revenue. IFRS 15 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers, except for contracts that are within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 also contains enhanced disclosure requirements. It will be applied retrospectively for annual periods beginning on or after January 1, 2017 with early adoption permitted. The Trust has not yet determined the impact of this standard on its combined financial statements.

RISKS AND UNCERTAINTIES

Investing in our stapled units involves a high degree of risk. There are a number of risk factors that could have a material adverse effect on our business, financial condition, operating results and prospects. These risks and uncertainties are discussed in our AIF filed with securities regulators in Canada and available online at www.sedar.com and Annual Report on Form 40-F filed with the SEC and available online on EDGAR at www.sec.gov, each in respect of the year ended December 31, 2014.

Granite REIT 2014 37

SELECTED ANNUAL AND QUARTERLY DATA

Refer to note 2 of the audited combined financial statements for the year ended December 31, 2014 for a description of the accounting policies used in the determination of the financial data.

(in thousands, except per unit/share information) Years ended December 31,	2014	2013	2012(1)
Rental revenue and tenant recoveries	$207,410	$189,900	$168,818

Net income attributable to stapled unitholders or common shareholders:
Continuing operations	$63,456	$143,209	$136,802
Discontinued operations	6,757	1,822	12,954

Net income attributable to stapled unitholders or common shareholders	$70,213	$145,031	$149,756
Add (deduct):
Fair value losses (gains) on investment properties	51,620	16,182	(30,323)
Fair value losses (gains) on financial instruments	(177)	(72)	359
Gain on Meadows holdback	—	(5,143)	—
Acquisition transaction costs	189	14,246	—
Loss (gain) on sale of investment properties	(1,416)	778	21
Current income tax expense associated with sale of investment properties	1,538	—	—
Deferred income taxes	4,238	(41,856)	(6,812)
Non-controlling interests relating to the above	(104)	(105)	(15)
FFO adjustments related to discontinued operations	(848)	9,224	(3,131)

FFO	$125,253	$138,285	$109,855
Adjustments to calculate comparable FFO	28,580	4,220	—

Comparable FFO(2)	$153,833	$142,505	$109,855

Diluted FFO per stapled unit or share	$2.66	$2.95	$2.34

Diluted comparable FFO per stapled unit or share(2)	$3.27	$3.04	$2.34

Cash distributions or dividends declared per stapled unit or share	$2.21	$2.11	$1.99

Payout ratio(2)	67%	69%	85%

Basic stapled units or shares outstanding	47,001	46,925	46,855

Diluted stapled units or shares outstanding	47,071	46,949	46,876

(1)
The amounts reflected for 2012 have been restated for IFRS.

(2)
Comparable FFO in the year ended December 31, 2014 excludes $28.6 million with respect to the early redemption of the 2016 Debentures. Comparable FFO in the year ended December 31, 2013 excludes the $4.2 million of withholding taxes paid with respect to the repatriation of prior years' earnings from foreign jurisdictions primarily associated with certain planned internal reorganizations undertaken post REIT conversion.

38 Granite REIT 2014

(in thousands, except per unit information)	Mar 31, 2014(1)	Jun 30, 2014(1)	Sep 30, 2014(1)	Dec 31, 2014(1)	Total 2014
Rental revenue and tenant recoveries	$52,933	$52,160	$51,301	$51,016	$207,410

Net income attributable to stapled unitholders from:
Continuing operations	$12,067	$26,299	$3,636	$21,454	$63,456
Discontinued operations	2,388	4,369	—	—	6,757

Net income attributable to stapled unitholders	$14,455	$30,668	$3,636	$21,454	$70,213
Add (deduct):
Fair value losses on investment properties	23,553	5,570	4,704	17,793	51,620
Fair value losses (gains) on financial instruments	38	(377)	124	38	(177)
Acquisition transaction costs	—	—	—	189	189
Loss (gain) on sale of investment properties	182	—	80	(1,678)	(1,416)
Current income tax expense associated with sale of investment properties	1,099	—	—	439	1,538
Deferred income taxes	(1,051)	5,541	1,580	(1,832)	4,238
Non-controlling interests relating to the above	10	34	9	(157)	(104)
FFO adjustments related to discontinued operations	718	(1,566)	—	—	(848)

FFO	$39,004	$39,870	$10,133	$36,246	$125,253
Adjustments to calculate comparable FFO(2)	—	—	28,580	—	28,580

Comparable FFO(2)	$39,004	$39,870	$38,713	$36,246	$153,833

Diluted FFO per stapled unit	$0.83	$0.85	$0.22	$0.77	$2.66

Diluted comparable FFO per stapled unit(2)	$0.83	$0.85	$0.82	$0.77	$3.27

Cash distributions declared per stapled unit	$0.55	$0.55	$0.55	$0.56	$2.21

Payout ratio(2)	66%	65%	67%	72%	67%

Basic stapled units outstanding	46,962	47,014	47,014	47,014	47,001

Diluted stapled units outstanding	46,973	47,070	47,083	47,091	47,071

(1)
The results for 2014 included $23.6 million, $5.6 million, $4.7 million,and $17.8 million ($22.8 million, $5.0 million, $2.9 million and $16.3 million net of income taxes) in the first, second, third and fourth quarters of net fair value losses on investment properties and $28.6 million ($28.6 million net of income taxes) in the third quarter related to the early redemption of the 2016 Debentures.

(2)
Comparable FFO in the third quarter of 2014 excludes $28.6 million with respect to the early redemption of the 2016 Debentures.

Granite REIT 2014 39

(in thousands, except per unit information)	Mar 31, 2013(1)	Jun 30, 2013(1)	Sep 30, 2013(1)	Dec 31, 2013(1)	Total 2013
Rental revenue and tenant recoveries	$44,946	$46,151	$47,565	$51,238	$189,900

Net income (loss) attributable to stapled unitholders from:
Continuing operations	$88,955	$39,073	$19,246	$(4,065)	$143,209
Discontinued operations	5,336	4,475	(9,455)	1,466	1,822

Net income (loss) attributable to stapled unitholders	$94,291	$43,548	$9,791	$(2,599)	$145,031
Add (deduct):
Fair value losses (gains) on investment properties	(15,030)	(8,122)	9,436	29,898	16,182
Fair value losses (gains) on financial instruments	(495)	643	(4)	(216)	(72)
Gain on Meadows holdback	(5,143)	—	—	—	(5,143)
Acquisition transaction costs	411	382	5,702	7,751	14,246
Loss on sale of investment properties	—	328	—	450	778
Deferred income taxes	(37,322)	(3,624)	(569)	(341)	(41,856)
Non-controlling interests relating to the above	54	(260)	(6)	107	(105)
FFO adjustments related to discontinued operations	(2,760)	(1,637)	12,201	1,420	9,224

FFO	$34,006	$31,258	$36,551	$36,470	$138,285
Adjustments to calculate comparable FFO(2)	—	4,220	—	—	4,220

Comparable FFO(2)	$34,006	$35,478	$36,551	$36,470	$142,505

Diluted FFO per stapled unit	$0.73	$0.67	$0.78	$0.78	$2.95

Diluted comparable FFO per stapled unit(2)	$0.73	$0.76	$0.78	$0.78	$3.04

Cash distributions declared per stapled unit	$0.52	$0.53	$0.53	$0.53	$2.11

Payout ratio(2)	72%	69%	67%	69%	69%

Basic stapled units outstanding	46,882	46,932	46,942	46,942	46,925

Diluted stapled units outstanding	46,910	46,948	46,948	46,957	46,949

(1)
The results for 2013 included (i) $1.4 million, $0.6 million, $0.3 million and $0.2 million ($1.4 million, $0.6 million, $0.3 million and $0.1 million net of income taxes) in the first, second, third and fourth quarters of advisory costs related to the REIT conversion and related corporate reorganizations, (ii) $0.4 million, $0.4 million, $5.7 million and $7.8 million ($0.4 million, $0.4 million,$4.7 million and $5.9 million net of income taxes) in the first, second, third and fourth quarters of acquisition transaction costs, (iii) $5.1 million ($5.1 million net of income taxes) in the first quarter related to a gain on the Meadows holdback, (iv) $18.7 million and $10.9 million ($17.4 million and $9.0 million net of income taxes) in the first and second quarters of fair value gains and $25.1 million and $29.8 million ($22.8 million and $25.0 million net of income taxes) of fair value losses in the third and fourth quarters on investment properties, (v) $4.2 million in the second quarter of current tax expense related to net withholding tax on the repatriation of prior years' earnings from foreign jurisdictions and (vi) a $41.9 million deferred income tax recovery related to the REIT conversion in the first quarter.

(2)
Comparable FFO in the second quarter of 2013 excludes the $4.2 million of withholding taxes paid with respect to the repatriation of prior years' earnings from foreign jurisdictions primarily associated with certain planned internal reorganizations undertaken post REIT conversion.

FORWARD-LOOKING STATEMENTS

This MD&A and the accompanying letter to unitholders may contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among

40 Granite REIT 2014

others, statements regarding Granite's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate", "seek" and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. There can also be no assurance that intended developments in Granite's relationships with its tenants, the expansion and diversification of Granite's real estate portfolio, the improvement of the overall quality of assets, the increase of overall operational expertise, market knowledge, asset, leasing and property management capabilities and the expected increases in leverage can be achieved in a timely manner, with the expected impact or at all. Forward-looking statements and forward-looking information are based on information available at the time and/or management's good faith assumptions and analyses made in light of Granite's perception of historical trends, current conditions and expected future developments, as well as other factors Granite believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite's control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws and treaties that may adversely affect Granite REIT's mutual fund trust status under the Income Tax Act (Canada) (the "Tax Act") or the effective tax rate in other jurisdictions in which Granite operates; economic, market and competitive conditions and other risks that may adversely affect Granite's ability to achieve desired developments in its relationships with its tenants, expand and diversify its real estate portfolio and increase its leverage; and the risks set forth in the "Risk Factors" section in Granite's AIF for 2014, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Trust's Annual Report on Form 40-F for the year ended December 31, 2014 filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

Granite REIT 2014 41

(This page has been left blank intentionally.)

42 Granite REIT 2014

Audited Combined Financial Statements of
Granite Real Estate Investment Trust and
Granite REIT Inc.
 For the year ended December 31, 2014

Granite REIT 2014 43

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

Management of Granite Real Estate Investment Trust and Granite REIT Inc. (collectively the "Trust") is responsible for the preparation and presentation of the combined financial statements and all information included in the 2014 Annual Report. The combined financial statements were prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and where appropriate, reflect estimates based on management's best judgement in the circumstances. Financial information as presented elsewhere in the 2014 Annual Report has been prepared by management to ensure consistency with information contained in the combined financial statements. The combined financial statements have been audited by independent auditors and reviewed by the Audit Committees and approved by both the Board of Trustees of Granite Real Estate Investment Trust and the Board of Directors of Granite REIT Inc.

Management is responsible for the development and maintenance of systems of internal accounting and administrative cost controls of high quality, within reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is accurate, relevant and reliable and that the Trust's assets are appropriately accounted for and adequately safeguarded. Management has determined that, as at December 31, 2014 and based on the framework set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, internal control over financial reporting was effective. The Trust's Chief Executive Officer and Chief Financial Officer, in compliance with Section 302 of the U.S. Sarbanes-Oxley Act of 2002 ("SOX"), have provided a SOX-related certification in connection with the Trust's annual disclosure document in the U.S. (Form 40-F) to the U.S. Securities and Exchange Commission. In accordance with Multilateral Instrument 52-109, a similar certification has been provided to the Canadian Securities Administrators.

The Trust's Audit Committees are appointed by their respective Boards annually and are comprised solely of outside independent Directors or Trustees. The Audit Committees meet periodically with management, as well as with the independent auditors, to satisfy themselves that each is properly discharging its responsibilities to review the combined financial statements and the independent auditors' report and to discuss significant financial reporting issues and auditing matters. The Audit Committees report their findings to the Boards for consideration when approving the combined financial statements for issuance to the stapled unitholders.

The combined financial statements and the effectiveness of internal control over financial reporting have been audited by Deloitte LLP, the independent auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the stapled unitholders. The Auditors' Reports outline the nature of their examinations and their opinions on the combined financial statements of the Trust and the effectiveness of the Trust's internal control over financial reporting. The independent auditors have full and unrestricted access to the Audit Committees.

THOMAS HESLIP	MICHAEL FORSAYETH
Chief Executive Officer	Chief Financial Officer

Toronto, Canada,
March 4, 2015

44 Granite REIT 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and Unitholders of Granite Real Estate Investment Trust
and the Board of Directors and Shareholders of Granite REIT Inc.

We have audited the accompanying combined financial statements of Granite Real Estate Investment Trust and Granite REIT Inc. and subsidiaries (collectively, the "Trust"), which comprise the combined balance sheets as at December 31, 2014 and December 31, 2013 and the combined statements of income, combined statements of comprehensive income, combined statements of unitholders' equity and combined statements of cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these combined financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Trust and subsidiaries as at December 31, 2014 and December 31, 2013 and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Trust's internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 4, 2015 expressed an unqualified opinion on the Trust's internal control over financial reporting.

Chartered Professional Accountants, Chartered Accountants
Licensed Public Accountants
March 4, 2015
Toronto, Canada

Granite REIT 2014 45

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and Unitholders of Granite Real Estate Investment Trust
and the Board of Directors and Shareholders of Granite REIT Inc.

We have audited the internal control over financial reporting of Granite Real Estate Investment Trust and Granite REIT Inc. and subsidiaries (collectively, the "Trust") as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Trust's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Trust's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the combined financial statements as of and for the year ended December 31, 2014 of the Trust and our report dated March 4, 2015 expressed an unmodified opinion on those financial statements.

Chartered Professional Accountants, Chartered Accountants
Licensed Public Accountants
March 4, 2015
Toronto, Canada

46 Granite REIT 2014

Combined Balance Sheets
(Canadian dollars in thousands)

As at December 31,	Note	2014	2013
ASSETS
Non-current assets:
Investment properties	4	$2,310,378	$2,351,897
Deferred tax assets	11	7,206	8,173
Fixed assets, net		1,746	1,938
Other assets	5	1,879	1,958
Cross currency interest rate swap	6	481	—

		2,321,690	2,363,966
Current assets:
Accounts receivable		2,247	2,491
Income taxes receivable	11	921	930
Prepaid expenses and other		1,885	1,366
Restricted cash	3	4,782	4,360
Cash and cash equivalents		116,233	95,520

Total assets		$2,447,758	$2,468,633

LIABILITIES AND STAPLED UNITHOLDERS' EQUITY
Non-current liabilities:
Unsecured debentures, net	6	$447,049	$462,070
Cross currency interest rate swap	6	3,829	11,003
Secured long-term debt	7	65,247	41,856
Deferred tax liabilities	11	155,708	166,622
Other non-current liabilities	8	10,809	3,777

		682,642	685,328
Current liabilities:
Deferred revenue		5,299	5,194
Bank indebtedness	9	62,645	53,180
Current portion of secured long-term debt	7	832	—
Accounts payable and accrued liabilities	10	36,649	33,178
Distributions payable		9,027	8,591
Income taxes payable	11	14,421	6,652

Total liabilities		811,515	792,123

Equity:
Stapled unitholders' equity		1,629,985	1,671,227
Non-controlling interests		6,258	5,283

Total equity		1,636,243	1,676,510

Total liabilities and stapled unitholders' equity		$2,447,758	$2,468,633

Commitments and contingencies (note 22)
See accompanying notes
On behalf of the Boards:

/S/ G. WESLEY VOORHEIS Director/Trustee	/S/ GERALD J. MILLER Director/Trustee

Granite REIT 2014 47

Combined Statements of Income
(Canadian dollars in thousands)

Years ended December 31,	Note		2014	2013
Rental revenue and tenant recoveries			$207,410	$189,900
Property operating costs	14	(a)	6,876	5,545
General and administrative expenses	14	(b)	28,061	27,065
Depreciation and amortization			621	454
Interest expense and other financing costs, net	14	(c)	23,967	20,586
Early redemption costs of unsecured debentures	6		28,580	—
Foreign exchange gains, net			(3,063)	(46)
Fair value losses on investment properties, net	4		51,620	16,182
Fair value gains on financial instruments	14	(d)	(177)	(72)
Acquisition transaction costs			189	14,246
Gain on Meadows holdback	14	(e)	—	(5,143)
Loss (gain) on sale of investment properties	4		(1,416)	778

Income before income taxes			72,152	110,305
Income tax expense (recovery)	11		8,492	(33,139)

Net income from continuing operations			63,660	143,444
Net income from discontinued operations	15		6,757	1,822

Net income			$70,417	$145,266

Net income attributable to:
Stapled unitholders
Continuing operations			$63,456	$143,209
Discontinued operations			6,757	1,822

			70,213	145,031

Non-controlling interests
Continuing operations			204	235
Discontinued operations			—	—

			204	235

			$70,417	$145,266

See accompanying notes

48 Granite REIT 2014

Combined Statements of Comprehensive Income
(Canadian dollars in thousands)

Years ended December 31,	Note		2014	2013
Net income			$70,417	$145,266
Other comprehensive income (loss):
Foreign currency translation adjustment(1)			(9,358)	126,527
Unrealized gain (loss) on cross currency interest rate swaps(1)	6	(d)	6,200	(11,490)
Net foreign exchange loss on net investment hedge, includes income taxes of nil(1)			(1,393)	(6,992)
Reclassification of cumulative foreign currency translation amounts relating to foreign operation disposed of in the year	15		(5,722)	—

Total other comprehensive income (loss)			(10,273)	108,045

Comprehensive income			$60,144	$253,311

(1) Items that may be reclassified subsequently to net income
Comprehensive income attributable to:
Stapled unitholders
Continuing operations			$57,943	$243,883
Discontinued operations			1,666	8,993

			59,609	252,876

Non-controlling interests
Continuing operations			535	435
Discontinued operations			—	—

			535	435

Comprehensive income			$60,144	$253,311

See accompanying notes

Granite REIT 2014 49

Combined Statements of Unitholders' Equity
(Canadian dollars in thousands)

Year Ended December 31, 2014	Number of Units	Stapled Units	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Total	Non- controlling interests	Total
Equity at January 1, 2014	46,945	$2,121,412	$61,425	$(608,671)	$97,061	$1,671,227	$5,283	$1,676,510
Net income	—	—	—	70,213	—	70,213	204	70,417
Other comprehensive income (loss)	—	—	—	—	(10,604)	(10,604)	331	(10,273)
Distributions	—	—	—	(103,641)	—	(103,641)	(221)	(103,862)
Contributions from non-controlling interests	—	—	—	—	—	—	661	661
Units issued on exercise of stapled unit options	50	1,916	—	—	—	1,916	—	1,916
Units issued on settlement of deferred stapled units	22	874	—	—	—	874	—	874

Equity at December 31, 2014	47,017	$2,124,202	$61,425	$(642,099)	$86,457	$1,629,985	$6,258	$1,636,243

Year Ended December 31, 2013	Number of Units	Stapled Units	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Total	Non- controlling interests	Total
Equity at January 1, 2013	46,833	$2,117,256	$63,168	$(654,828)	$(10,784)	$1,514,812	$1,041	$1,515,853
Net income	—	—	—	145,031	—	145,031	235	145,266
Other comprehensive income	—	—	—	—	107,845	107,845	200	108,045
Distributions	—	—	—	(98,922)	—	(98,922)	(215)	(99,137)
Contributions from non-controlling interests	—	—	—	—	—	—	4,022	4,022
Units issued on exercise of stapled unit options	105	3,892	—	—	—	3,892	—	3,892
Units issued on settlement of deferred stapled units	7	264	—	—	—	264	—	264
Reclassification of unit-based awards	—	—	(1,743)	48	—	(1,695)	—	(1,695)

Equity at December 31, 2013	46,945	$2,121,412	$61,425	$(608,671)	$97,061	$1,671,227	$5,283	$1,676,510

See accompanying notes

50 Granite REIT 2014

Combined Statements of Cash Flows
(Canadian dollars in thousands)

Years ended December 31,	Note		2014	2013
OPERATING ACTIVITIES
Net income from continuing operations			$63,660	$143,444
Items not involving current cash flows	17	(a)	64,503	(25,627)
Tenant allowance			(37,769)	—
Current income tax expense	11	(a)	4,254	8,524
Income taxes paid	11	(e)	(4,377)	(12,425)
Interest expense			22,625	19,945
Interest paid			(19,349)	(17,059)
Changes in working capital balances from continuing operations	17	(b)	(6,156)	555

Cash provided by operating activities from continuing operations			87,391	117,357
Cash provided by operating activities from discontinued operations			5,472	10,537

Cash provided by operating activities			92,863	127,894

INVESTING ACTIVITIES
Investment properties:
Proceeds on disposal, net	4		39,095	16,843
Capital expenditures			(43,701)	(28,853)
Business acquisitions (2013 — net of cash acquired of $375)	3		(75,149)	(233,363)
Acquisition of development lands	3		(3,831)	(14,204)
Fixed asset additions			(458)	(673)
Proceeds from notes receivable			—	7,870
Increase in other assets			(199)	(1,209)
Cash provided by investing activities from discontinued operations	4,15		104,370	—

Cash provided by (used in) investing activities			20,127	(253,589)

FINANCING ACTIVITIES
Distributions paid			(103,205)	(90,331)
Proceeds from units issued			1,781	3,116
Proceeds from unsecured debentures	6		250,000	200,000
Repayment of unsecured debentures	6		(265,000)	—
Proceeds from secured long-term debt			19,784	—
Repayment of secured long-term debt			(225)	—
Proceeds from bank indebtedness			62,813	129,095
Repayments of bank indebtedness			(54,740)	(78,692)
Financing costs paid			(2,361)	(2,765)
Contributions from non-controlling interests			661	1,921
Distributions to non-controlling interests			(221)	(215)

Cash provided by (used in) financing activities			(90,713)	162,129

Effect of exchange rate changes on cash and cash equivalents			(1,564)	8,013

Net increase in cash and cash equivalents during the year			20,713	44,447
Cash and cash equivalents, beginning of year			95,520	51,073

Cash and cash equivalents, end of year			$116,233	$95,520

See accompanying notes

Granite REIT 2014 51

Notes to Combined Financial Statements
(All amounts in Canadian dollars and all tabular amounts in thousands unless otherwise noted)

1.  NATURE AND DESCRIPTION OF THE TRUST

Effective January 3, 2013, Granite Real Estate Inc. ("Granite Co.") completed its conversion from a corporate structure to a stapled unit real estate investment trust ("REIT") structure. The conversion to a REIT was implemented pursuant to a court approved plan of arrangement (the "Arrangement") under the Business Corporations Act (Quebec). Through a series of steps and reorganizations Granite Real Estate Investment Trust ("Granite REIT") and Granite REIT Inc. ("Granite GP"), in addition to other entities, were formed. Granite REIT is an unincorporated, open ended, limited purpose trust established under and governed by the laws of the province of Ontario and created pursuant to a Declaration of Trust dated September 28, 2012 and amended on January 3, 2013. Granite GP was incorporated on September 28, 2012 under the Business Corporations Act (British Columbia).

Under the Arrangement, all of the common shares of Granite Co. were exchanged, on a one-for-one basis, for stapled units, each of which consists of one unit of Granite REIT and one common share of Granite GP. Granite REIT, Granite GP and their subsidiaries (together "Granite" or the "Trust") are carrying on the business previously conducted by Granite Co. The assets, liabilities and operations of the new combined stapled unit structure comprise all the assets, liabilities and operations of Granite Co. The stapled units trade on the Toronto Stock Exchange and on the New York Stock Exchange. The principal office of Granite REIT is 77 King Street West, Suite 4010, P.O. Box 159, Toronto-Dominion Centre, Toronto, Ontario, M5K 1H1, Canada. The registered office of Granite GP is Suite 2600, Three Bentall Centre, 595 Burrard Street P.O. Box 49314, Vancouver, British Columbia, V7X 1L3, Canada.

The Trust is a Canadian-based REIT engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. The Trust's tenant base currently includes Magna International Inc. and its operating subsidiaries (together "Magna") as its largest tenants, together with tenants from other industries.

These combined financial statements were approved by the Board of Trustees of Granite REIT and Board of Directors of Granite GP on March 4, 2015.

2.  SIGNIFICANT ACCOUNTING POLICIES

The accounting policies described below have been applied consistently to all periods presented in these combined financial statements.

(a)
Basis of Presentation and Statement of Compliance

  The combined financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

(b)
Combined Financial Statements and Basis of Consolidation

  As a result of the REIT conversion and the steps and reorganizations described in note 1, the Trust does not have a single parent; however, each unit of Granite REIT and each share of Granite GP trade as a single stapled unit and accordingly, Granite REIT and Granite GP have identical ownership. Therefore, these financial statements have been prepared on a combined basis whereby the assets, liabilities and results of Granite GP and Granite REIT have been combined. The combined financial statements include the subsidiaries of Granite GP and Granite REIT. Subsidiaries are fully consolidated by Granite GP or Granite REIT from the date of acquisition, being the date on which control is obtained. The subsidiaries continue to be consolidated until the date that such control ceases. Control exists when Granite GP or Granite REIT have power, exposure or rights to variable returns and the ability to use their power over the entity to affect the amount of returns it generates.

52 Granite REIT 2014

  All intercompany balances, income and expenses and unrealized gains and losses resulting from intercompany transactions are eliminated.

(c)
Common Control Transactions

  IFRS does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. However, based on accounting pronouncements and the IFRS framework, the Trust has selected as its accounting policy to account for such transactions at predecessor carrying values used in prior reporting periods (note 1).

(d)
Investment Properties

  The Trust accounts for its investment properties, which include income-producing properties, properties under development and land held for development, in accordance with IAS 40 Investment Property ("IAS 40"). For acquired investment properties that meet the definition of a business, the acquisition is accounted for as a business combination (note 2(e)); otherwise they are initially measured at cost including directly attributable expenses. Subsequent to acquisition, investment properties are carried at fair value, which is determined based on available market evidence at the balance sheet date including, among other things, rental revenue from current leases and reasonable and supportable assumptions that represent what knowledgeable, willing parties would assume about rental revenue from future leases less future cash outflows in respect of capital expenditures. Gains and losses arising from changes in fair value are recognized in net income in the period of change.

  Income-Producing Properties

  The carrying value of income-producing properties includes the impact of straight-line rental revenue (note 2(j)), tenant inducements and deferred leasing costs since these amounts are incorporated in the determination of the fair value of income-producing properties.

  When an income-producing property is disposed of, the gain or loss is determined as the difference between the disposal proceeds, net of selling costs and the carrying amount of the property and is recognized in net income in the period of disposal.

  Properties Under Development

  The Trust's development properties are classified as such until the property is substantially completed and available for occupancy. The Trust capitalizes acquisition, development and expansion costs, including direct construction costs, borrowing costs and indirect costs wholly attributable to development. Borrowing costs are capitalized to projects under development or construction based on the average accumulated expenditures outstanding during the period multiplied by the Trust's average borrowing rate on existing debt. Where borrowings are associated with specific developments, the amount capitalized is the gross borrowing cost incurred on such borrowings less any investment income arising on temporary investment of these borrowings. The capitalization of borrowing costs is suspended if there are prolonged periods that development activity is interrupted. The Trust capitalizes direct and indirect costs, including property taxes and insurance of the development property if activities necessary to ready the development property for its intended use are in progress. Costs of internal personnel and other indirect costs that are not wholly attributable to a project are expensed as incurred.

  Properties under development are measured at fair value as stated above, however, where fair value is not reliably determinable, the property is measured at cost until the earlier of the date construction is completed and the date at which fair value becomes reliably determinable.

(e)
Business Combinations

  The Trust accounts for investment property acquisitions as a business combination if the particular assets and set of activities acquired can be operated and managed as a business in their current state for the purpose of providing a return to the unitholders. The Trust applies the acquisition method to account for

Granite REIT 2014 53

  business combinations. The consideration transferred for a business combination is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Trust. The total consideration includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired as well as liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

  The Trust recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest's proportionate share of the recognized amounts of the acquiree's identifiable net assets.

  Acquisition related costs are expensed as incurred.

  Any contingent consideration is recognized at fair value at the acquisition date. Subsequent changes to the fair value of contingent consideration that is recorded as an asset or liability is recognized in accordance with IAS 39, Financial Instruments: Recognition and Measurement ("IAS 39") in net income.

  Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the identifiable net assets acquired. If the consideration is lower than the fair value of the net assets acquired, the difference is recognized in net income.

(f)
Foreign Currency Translation

  The assets and liabilities of the Trust's foreign operations are translated into Canadian dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case, for material transactions, the exchange rates at the dates of those transactions are used. Exchange differences arising are recognized in other comprehensive income and accumulated in equity.

  In preparing the financial statements of each entity, transactions in currencies other than the entity's functional currency (foreign currencies) are recognized at the average rates of exchange prevailing in the period. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Exchange differences on monetary items are recognized in net income in the period in which they arise except for:

  •
  The effective portion of exchange differences on transactions entered into in order to hedge certain foreign currency risks; and

  •
  Exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation) are recognized in other comprehensive income.

(g)
Financial Instruments and Hedging

  Financial assets

  The Trust classifies its financial assets upon initial recognition as fair value through profit or loss ("FVTPL"), held to maturity, loans and receivables or available for sale.

  Loans and receivables, which include accounts receivable, cash and cash equivalents, restricted cash and certain other assets, are initially measured at fair value and are subsequently measured at amortized cost less provision for impairment. A provision for impairment is recognized when there is objective evidence that collection may not be possible under the original terms of the contract. Indicators of impairment include default on payments and significant financial difficulty of the tenant or counterparty. The carrying amount of the asset is reduced through a provision account, and the amount of the loss is

54 Granite REIT 2014

  recognized in net income. Bad debt write-offs occur when the Trust determines collection is unlikely. Any subsequent recoveries of amounts previously written off are credited against general and administrative expenses in net income. Accounts receivable that are more than one month past due are not considered impaired unless there is evidence that collection is not possible.

  The Trust does not currently have any financial assets classified as held to maturity or available for sale.

  Financial liabilities

  The Trust classifies its financial liabilities upon initial recognition as FVTPL or other financial liabilities. Other financial liabilities, which include unsecured debentures, secured long-term debt, bank indebtedness, accounts payable and accrued liabilities and distributions payable, are measured at amortized cost. The Trust's policy for the treatment of financing costs related to the issuance of long term debt is to present debt instruments on the balance sheets net of the related financing costs, with the net balance accreting to the face value of the debt over its term following the effective interest method. The costs of obtaining a revolving credit facility are capitalized and amortized over the term of the facility on a straight-line basis.

  Derivatives and Hedging

  Derivative instruments are recorded in the combined balance sheet at fair value including those derivatives that are embedded in financial or non-financial contracts. Changes in the fair value of derivative instruments which are not designated as hedges for accounting purposes are recognized in the statement of income. The Trust utilizes derivative financial instruments from time to time in the management of its foreign currency and interest rate exposures. The Trust's policy is not to utilize derivative financial instruments for trading or speculative purposes.

  The Trust applies hedge accounting to certain derivative and non-derivative financial instruments designated as hedges of net investments in subsidiaries with a functional currency other than the Canadian dollar. Hedge accounting is discontinued prospectively when the hedge relationship is terminated or no longer qualifies as a hedge, or when the hedging item is sold or terminated. In a net investment hedging relationship, the effective portion of foreign exchange gains or losses on the hedging instruments is recognized in other comprehensive income and the ineffective portion is recognized in net income. The amounts recorded in accumulated other comprehensive income are recognized in net income when there is a disposition or partial disposition of the foreign subsidiary.

(h)
Cash and Cash Equivalents and Restricted Cash

  Cash and cash equivalents include cash on account, demand deposits and short-term investments with maturities of less than three months at the date of acquisition.

  Restricted cash represents segregated cash accounts for a specific purpose and cannot be used for general corporate purposes.

(i)
Fixed Assets

  Fixed assets are recorded at cost less accumulated depreciation. Depreciation expense is recorded on a straight-line basis over the estimated useful lives of the fixed assets, which typically range from 3 to 5 years for computer hardware and software and 5 to 7 years for other furniture and fixtures. Leasehold improvements are amortized over the term of the applicable lease.

(j)
Revenue Recognition

  Where Granite has retained substantially all the benefits and risks of ownership of its rental properties, leases with its tenants are accounted for as operating leases. Where substantially all the benefits and risks of ownership of the Trust's rental properties have been transferred to its tenants, the Trust's leases are accounted for as finance leases. For leases involving land and buildings, the Trust evaluates the land and building separately in determining the appropriate lease treatment, unless the fair value of the land at

Granite REIT 2014 55

  the inception of the lease is considered to be immaterial. All of the Trust's current leases (the "Leases") are operating leases.

  The majority of the Leases are net leases under which the lessee is responsible for the direct payment of all operating costs related to the properties, including property taxes, insurance, utilities and non-structural repairs and maintenance. Revenues and operating expenses for these Leases do not include any amounts related to operating costs paid directly by such lessees. The remaining Leases generate rental revenue that includes the recovery of operating costs.

  The Leases may provide for either scheduled fixed rent increases or periodic rent increases based on increases in a local price index. Where periodic rent increases depend on increases in a local price index, such rent increases are accounted for as contingent rentals and recognized in income in applicable future years. Where scheduled fixed rent increases exist in operating leases, the total scheduled fixed lease payments of the lease are recognized in income evenly on a straight-line basis over the term of the lease.

(k)
Unit-Based Compensation Plans

  Incentive Stock Option Plan

  Compensation expense for option grants is based on the fair value of the options at the grant date and is recognized over the period from the grant date to the date the award is vested. A liability was recognized for outstanding options based upon the fair value as the Trust is an open ended trust making its units redeemable. During the period in which options are outstanding, the liability is adjusted for changes in the fair value with such adjustments being recognized as compensation expense in general and administrative expenses in the period in which they occur. The liability balance is reduced as options are exercised and recorded in equity as stapled units along with the proceeds received on exercise.

  Executive Deferred Stapled Unit Plan

  The executive deferred stapled unit plan is measured at fair value at the date of grant and amortized to compensation expense from the effective date of the grant to the final vesting date. Compensation expense is recognized on a proportionate basis consistent with the vesting features of each tranche of the grant. Compensation expense for deferred stapled units granted under the plan is recognized as general and administrative expenses with a corresponding liability recognized based on the fair value of the Trust's stapled units as the Trust is an open ended trust making its units redeemable. During the period in which the deferred stapled units are outstanding, the liability is adjusted for changes in the market value of the Trust's stapled unit, with such adjustments being recognized as compensation expense in general and administrative expenses in the period in which they occur. The liability balance is reduced as deferred stapled units are settled for stapled units and recorded in equity.

  Director/Trustee Deferred Share Unit Plan

  The compensation expense and a corresponding liability associated with the director/trustee deferred share unit plan is measured based on the market value of the underlying stapled units. During the period in which the awards are outstanding, the liability is adjusted for changes in the market value of the underlying stapled unit, with such positive or negative adjustments being recognized in general and administrative expenses in the period in which they occur.

(l)
Income Taxes

  Operations in Canada

  Upon completion of the Arrangement, Granite qualified as a mutual fund trust under the Income Tax Act (Canada) (the "Act") and as such the Trust itself will not be subject to income taxes provided it continues to qualify as a REIT for purposes of the Act. A REIT is not taxable and not considered to be a Specified Investment Flow-through Trust provided it complies with certain tests and it distributes all of its taxable income in a taxation year to its unitholders.

56 Granite REIT 2014

  The Trust's qualification as a REIT results in no current or deferred income tax being recognized in the combined financial statements for income taxes related to the Canadian investment properties. Further, as a result of converting to a REIT, certain deferred income taxes reported prior to January 3, 2013 were reversed through deferred income tax expense. Current income tax related to certain taxable Canadian entities are determined on the basis of enacted or substantively enacted tax rates and laws at each balance sheet date.

  Operations in the United States

  The Trust's investment property operations in the United States are conducted in a qualifying United States REIT ("US REIT") for purposes of the Internal Revenue Code of 1986, as amended. As a qualifying US REIT, it is not taxable provided it complies with certain tests in addition to the requirement to distribute substantially all of its taxable income.

  As a qualifying US REIT, current income taxes on U.S. taxable income have not been recorded in the combined financial statements. However, the Trust has recorded deferred income taxes that may arise on the disposition of its investment properties as the Trust will likely be subject to entity level income tax in connection with such transactions pursuant to the Foreign Investment in Real Property Tax Act.

  Operations in Europe

  The Trust consolidates certain entities that continue to be subject to income tax. Income taxes for these taxable entities are recorded as follows:

  Current Income Tax

  The current income tax expense is determined on the basis of enacted or substantively enacted tax rates and laws at each balance sheet date.

  Deferred Income Tax

  Deferred income tax is recorded, using the liability method, on temporary differences arising between the tax basis of assets and liabilities and the amounts reported in the combined financial statements. Deferred income tax is measured using tax rates and laws that are enacted and substantively enacted as at each balance sheet date and are expected to apply when the temporary differences are expected to reverse. Deferred income tax assets are recognized only to the extent that it is probable that sufficient future taxable profit will be available against which the deductible temporary difference can be utilized.

  Each of current and deferred tax assets and liabilities are offset when they are levied by the same taxation authorities on either the same taxable entities, or different taxable entities with the same reporting group that settle on a net basis, and when there is a legal right to offset.

(m)
Trust Units

  The stapled units are redeemable at the option of the holder and therefore are required to be accounted for as financial liabilities, except where certain exemption conditions are met, in which case redeemable instruments may be classified as equity. The attributes of the stapled units meet the exemption conditions set out in IAS 32, Financial Instruments: Presentation ("IAS 32") and are therefore presented as equity for purposes of that standard.

(n)
Significant Accounting Judgments, Estimates and Assumptions

  The preparation of these combined financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the combined financial statements, and the reported amounts of revenue and expenses during the reporting periods.

Granite REIT 2014 57

  Management believes that the judgments, estimates and assumptions utilized in preparing the combined financial statements are reasonable and prudent; however, actual results could be materially different and require an adjustment to the reported results.

  Judgments

  The following are the critical judgments that have been made in applying the Trust's accounting policies and that have the most significant effect on the amounts recognized in the combined financial statements:

          Leases

    The Trust's policy for revenue recognition is described in note 2(j). The Trust makes judgments in determining whether certain leases are operating or finance leases, in particular tenant leases with long contractual terms, leases where the property is a large square-footage and/or architecturally unique and long-term ground leases where the Trust is the lessee.

          Investment properties

    The Trust's policy relating to investment properties is described in note 2(d). In applying this policy, judgment is applied in determining whether certain costs incurred for tenant improvements are additions to the carrying amount of the property or represent incentives, identifying the point at which practical completion of properties under development occurs and determining borrowing costs to be capitalized to the carrying value of properties under development. Judgment is also applied in determining the use, extent and frequency of independent appraisals.

          Income taxes

    The Trust applies judgment in determining whether it will continue to qualify as a REIT for both Canadian and U.S. tax purposes for the foreseeable future. However, should it at some point no longer qualify, it would be subject to income tax and would be required to recognize current and deferred income taxes.

  Estimates and Assumptions

  The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year include the following:

          Valuation of investment properties

    The fair value of investment properties is determined by management using primarily the discounted cash flow method in which the income and expenses are projected over the anticipated term of the investment plus a terminal value discounted using an appropriate discount rate. The Trust obtains, from time to time, appraisals from independent qualified real estate valuation experts. However, the Trust does not measure its investment properties based on these valuations, but uses such appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. The critical assumptions relating to the Trust's estimates of fair values of investment properties include the receipt of contractual rents, contractual renewal terms, expected future market rental rates, discount rates that reflect current market uncertainties, capitalization rates and recent investment property prices. If there is any change in these assumptions or regional, national or international economic conditions, the fair value of investment properties may change materially. Refer to note 4 for further information on the estimates and assumptions made by management.

58 Granite REIT 2014

          Fair value of financial instruments

    Where the fair value of financial assets or liabilities recorded on the balance sheet or disclosed in the notes cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flow method. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as credit risk and volatility. Changes in assumptions about these factors could materially affect the reported fair value of financial instruments.

          Income taxes

    The Trust operates in a number of countries and is subject to the income tax laws and related tax treaties in each of its operating jurisdictions. These laws and treaties can be subject to different interpretations by relevant taxation authorities. Significant judgment is required in the estimation of Granite's income tax expense, interpretation and application of the relevant tax laws and treaties and provision for any exposure that may arise from tax positions that are under audit by relevant taxation authorities.

    The recognition and measurement of deferred tax assets or liabilities is dependent on management's estimate of future taxable profits and income tax rates that are expected to be in effect in the period the asset is realized or the liability is settled. Any changes in management's estimate can result in changes in deferred tax assets or liabilities as reported in the combined balance sheets and also the deferred income tax expense in the combined statements of income.

(o)
Adoption of Accounting Standards

  There are a number of amendments to IAS 32 Financial Instruments: Presentation ("IAS 32"), relating to offsetting certain assets and liabilities. These amendments relate to the application of the guidance set out in IAS 32 and clarify some of the requirements for offsetting financial assets and financial liabilities on the balance sheet. The amendments are effective January 1, 2014. The adoption of these amendments did not have an impact on the Trust's combined financial statements.

  In May 2013, IFRIC Interpretation 21 — Levies ("IFRIC 21") was issued which is an interpretation of IAS 37 — Provisions, Contingent Liabilities and Contingent Assets. IFRIC 21 clarifies what the obligating event is that gives rise to a levy and when a liability should be recognized. IFRIC 21 is effective for years beginning on or after January 1, 2014 and must be applied retrospectively. For the purposes of IFRIC 21, property taxes payable by the Trust are considered levies. The adoption of this standard did not have an impact on the Trust's combined financial statements.

Granite REIT 2014 59

(p)
Future Accounting Policy Changes

  In July 2014, the IASB issued the final version of IFRS 9 — Financial Instruments ("IFRS 9") which brings together the classification and measurement, impairment and hedge accounting phases of the IASB's project to replace IAS 39 — Financial Instruments: Recognition and Measurement ("IAS 39"). The key elements of the final standard are as follows: Classification and measurement — introduces a logical approach for the classification of financial assets, which is driven by cash flow characteristics and the business model in which an asset is held. Impairment — introduces a new, expected-loss impairment model that will require more timely recognition of expected credit losses. IFRS 9 also includes new disclosure requirements about expected credit losses and credit risk. Hedge accounting — introduces a substantially reformed model for hedge accounting that more closely aligns with risk management activities undertaken by entities when hedging their financial and non-financial risk exposures. Own credit — removes the volatility in profit or loss that was caused by changes in the credit risk of liabilities elected to be measured at fair value. This change in accounting means that gains caused by the deterioration of an entity's own credit risk on such liabilities are no longer recognized in profit or loss and are recognized in other comprehensive income instead. IFRS 9 will be applied retrospectively for annual periods beginning on or after January 1, 2018. Early adoption is permitted. The Trust has not yet determined the impact of this standard on its combined financial statements.

  In May 2014, the IASB issued IFRS 15 — Revenue from Contracts with Customers ("IFRS 15"), which replaces IAS 11 — Construction Contracts and IAS 18 — Revenue, as well as various other interpretations regarding revenue. IFRS 15 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers, except for contracts that are within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 also contains enhanced disclosure requirements. It will be applied retrospectively for annual periods beginning on or after January 1, 2017 with early adoption permitted. The Trust has not yet determined the impact of this standard on its combined financial statements.

3.  ACQUISITIONS

Acquisitions of income-producing properties and development lands completed during the years ended December 31, 2014 and 2013 consist of the following:

(a)
Acquisitions in the year ended December 31, 2014

(i)
Business combination — Income-producing properties

    On December 30, 2014, the Trust acquired two income-producing logistics-distribution properties located in the United States. The following table summarizes the consideration paid for the acquisition and the fair values of the assets acquired and liabilities assumed at the acquisition date:

Total
Purchase consideration:
Cash sourced from Credit Facility (note 9)	$62,635
Cash on hand	12,514

Total consideration paid	$75,149

Recognized amounts of identifiable assets acquired and liabilities assumed measured at their respective fair values:
Investment properties	$75,864
Working capital	(715)

Total identifiable net assets	$75,149

60 Granite REIT 2014

    During the year ended December 31, 2014, the Trust recognized revenue and net income of less than $0.1 million, related to the aforementioned acquisition. Had this acquisition occurred on January 1, 2014, the Trust would have recognized approximately $5.1 million (pro-forma/unaudited) of revenue and $3.5 million (pro-forma/unaudited) of net income during the year ended December 31, 2014. The Trust incurred transaction costs of $0.2 million which are included in acquisition transaction costs in the combined statements of income.

  (ii)
  Asset purchase — Development land

    On December 30, 2014, in conjunction with the aforementioned acquisition of two income-producing properties, the Trust also acquired 29 acres of adjacent development land in the United States for a purchase price of $3.8 million.

(b)
Acquisitions in the year ended December 31, 2013

(i)
Business combinations — Income-producing properties

    Income-producing properties located in the United States

    On February 13, 2013, the Trust, through a 90% owned subsidiary, DGI LS, LLC, acquired two income-producing multipurpose industrial properties. On May 10, 2013, the Trust, through a 95% owned subsidiary, DGI Portland, LLC, acquired an income-producing multipurpose industrial property. On August 9, 2013, the Trust acquired a single-tenant incoming-producing logistics-distribution property. The non-controlling interest in each partnership was determined using the purchase price paid for the Trust's percentage share interest of the respective partnership.

    Income-producing properties located in Europe

    On October 16, 2013, the Trust acquired six single-tenant logistics-distribution income-producing properties, four located in Germany and two located in The Netherlands. The Trust also acquired a single-tenant logistics-distribution income-producing property located in The Netherlands on November 1, 2013, and acquired a single-tenant logistics-distribution facility located in Germany on November 27, 2013.

    The following table summarizes the consideration paid for the acquisitions, the fair value of assets acquired, liabilities assumed and the non-controlling interest at the acquisition date:

	U.S. Properties	European Properties	Total
Purchase consideration:
Cash sourced from the revolving credit facility (note 9) or issuance of 2018 Debentures (note 6(a))	$44,076	$188,737	$232,813
Cash on hand	925	—	925
Contingent consideration	688	—	688

Total consideration paid	$45,689	$188,737	$234,426

Recognized amounts of identifiable assets acquired and liabilities assumed measured at their respective fair values:
Investment properties	$83,450	$185,704	$269,154
Working capital	777	(1,155)	(378)
Restricted cash(1)	—	4,188	4,188
Mortgages payable	(36,437)	—	(36,437)

Identifiable net assets	47,790	188,737	236,527
Non-controlling interests	(2,101)	—	(2,101)

Total	$45,689	$188,737	$234,426

    (1)
    Restricted cash represents funds held in escrow with respect to property improvements to be undertaken by a tenant at one of the properties located in The Netherlands. These funds will be disbursed to the tenant as completion of the improvements occurs.

Granite REIT 2014 61

    During the year ended December 31, 2013, the Trust recognized $9.0 million of revenue and $7.1 million of net income, related to the acquisitions considered to be business combinations. Had these acquisitions occurred on January 1, 2013, the Trust would have recognized approximately $24.2 million (pro-forma/unaudited) of revenue and $14.7 million (pro-forma/unaudited) of net income during the year ended December 31, 2013.

  (ii)
  Asset purchases — Development lands

    On April 15, 2013, the Trust, through a 90% owned subsidiary, DGI Berks, LP, acquired development land in the United States. The Trust, through a 90% owned subsidiary, DGI Shepherdsville, LLC, also acquired development land in the United States on May 8, 2013. The aggregate purchase price for these development lands was $17.0 million, which included contingent consideration of $2.8 million.

  (iii)
  Transaction costs and contingent consideration

    For the year ended December 31, 2013, the Trust incurred transaction costs of $14.2 million related to the above-mentioned acquisitions considered to be business combinations which include $10.2 million related to land transfer tax for the European acquisitions. These amounts are included in acquisition transaction costs in the combined statements of income.

    The contingent consideration recognized in connection with the aforementioned transactions was estimated to be $4.3 million at December 31, 2014 and is expected to be settled in 2018 (note 8).

4.  INVESTMENT PROPERTIES

As at December 31,	2014	2013
Income-Producing Properties	$2,275,220	$2,325,583
Properties and Land Under Development	31,349	18,108
Land Held For Development	3,809	8,206

	$2,310,378	$2,351,897

Changes in investment properties are shown in the following table:

As at December 31,	2014			2013
	Income- Producing Properties	Properties and Land Under Development	Land Held For Development	Income- Producing Properties	Properties and Land Under Development	Land Held For Development
Balance, beginning of year	$2,325,583	$18,108	$8,206	$1,941,936	$1,761	$—
Additions
— Capital expenditures	15,809	27,626	816	13,152	14,584	278
— Acquisitions	75,864	—	3,831	269,154	7,461	9,508
— Land under development	—	9,034	(9,034)	—	—	—
— Completed projects	24,762	(24,762)	—	6,364	(6,364)	—
— Tenant allowances	44,492	—	—	—	—	—
Fair value losses, net	(51,624)	—	—	(23,297)	—	(1,927)
Foreign currency translation, net	(4,662)	1,343	(10)	135,428	666	347
Disposals	(151,251)	—	—	(17,447)	—	—
Other changes	(3,753)	—	—	293	—	—

Balance, end of year	$2,275,220	$31,349	$3,809	$2,325,583	$18,108	$8,206

On June 26, 2014, Granite completed the disposition of its portfolio of Mexican properties to a subsidiary of Magna for gross proceeds of $113.7 million (U.S. $105.0 million) and incurred a $5.1 million loss on disposal due to certain closing adjustments and associated selling costs. The Trust has presented the results of the Mexican portfolio as discontinued operations in the combined financial statements (note 15). In addition,

62 Granite REIT 2014

during the year ended December 31, 2014, the Trust disposed of a further four income-producing properties located in the United States and Germany for aggregate gross proceeds of $37.6 million and incurred a combined loss on disposal of $0.3 million due to the associated selling costs. The Trust also disposed of one parcel of excess land at an income-producing property in Europe and recorded a gain on disposal of $1.7 million which represents the gross proceeds net of nominal selling costs.

During the year ended December 31, 2013, the Trust disposed of four income-producing properties located in North America and Europe, for aggregate gross proceeds of $17.4 million and incurred a $0.6 million loss on disposal due to the associated selling costs.

The fair value losses during the years ended December 31, 2014 and 2013, excluding properties sold in the relevant year, were $55.0 million and $28.5 million, respectively.

The Trust determines the fair value of each income-producing property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions and lease renewal at the applicable balance sheet dates, less future cash outflows in respect of such leases. Fair values are primarily determined by discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. The fair values of properties and land under development are measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date unless fair value cannot be determined, in which case, they are valued at cost. The Trust measures its investment properties using valuations prepared by management. The Trust does not measure its investment properties based on valuations prepared by external appraisers but uses such appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values.

The Trust's internal valuation team consists of individuals knowledgeable and experienced in the fair value techniques for investment properties. On a quarterly basis, the fair values of the investment properties are updated by the Trust's internal valuation team for current leasing and market assumptions, utilizing market capitalization rates as provided by independent real estate appraisal firms with representations and expertise in the various jurisdictions in which Granite's investment properties are located. The resulting changes in fair values are analyzed at each reporting date and the internal valuation team presents a report to senior management that explains the fair value movements. This report and the results of the updated valuations and processes are formally reviewed by and discussed with senior management quarterly. For all investment properties, the current use equates to the highest and best use.

Valuations are most sensitive to changes in discount rates and terminal capitalization rates. The table below summarizes the sensitivity of the fair value of investment properties to changes in either the discount rate or terminal capitalization rate:

	Discount Rate		Terminal Capitalization Rate
Rate sensitivity	Fair value	Change in fair value	Fair value	Change in fair value
+50 basis points	$2,234,473	$(75,905)	$2,247,231	$(63,147)
+25 basis points	2,271,915	(38,463)	2,277,987	(32,391)
Base rate	2,310,378	—	2,310,378	—
-25 basis points	2,349,859	39,481	2,344,891	34,513
-50 basis points	2,390,463	80,085	2,381,631	71,253

Granite REIT 2014 63

The key valuation metrics for investment properties are set out below:

As at December 31,	2014			2013
	Maximum	Minimum	Weighted average	Maximum	Minimum	Weighted average
Canada
Discount rate	8.50%	6.50%	7.75%	8.50%	6.50%	7.76%
Terminal cap rate	8.50%	5.75%	7.25%	8.50%	5.75%	7.26%
United States
Discount rate	14.00%	6.72%	8.80%	14.00%	7.30%	9.35%
Terminal cap rate	13.00%	5.64%	8.64%	13.00%	7.25%	9.24%
Mexico
Discount rate	—	—	—	13.25%	11.75%	12.91%
Terminal cap rate	—	—	—	13.75%	11.25%	12.95%
Germany
Discount rate	9.50%	6.20%	8.26%	9.25%	6.20%	8.15%
Terminal cap rate	9.50%	7.50%	8.25%	9.25%	7.50%	8.37%
Austria
Discount rate	9.00%	8.25%	8.48%	8.75%	8.25%	8.38%
Terminal cap rate	9.50%	8.75%	8.97%	9.25%	8.75%	8.87%
Netherlands
Discount rate	9.21%	6.84%	8.39%	9.21%	6.84%	8.39%
Terminal cap rate	7.50%	7.50%	7.50%	7.50%	7.50%	7.50%
Other
Discount rate	10.60%	8.50%	9.72%	11.00%	9.25%	9.97%
Terminal cap rate	10.50%	8.25%	9.97%	10.50%	8.50%	10.19%

Included in investment properties is $11.4 million (December 31, 2013 — $11.2 million) of net straight-line rent receivable arising from the recognition of rental revenue on a straight-line basis over the lease term.

Details about contractual obligations to purchase, construct and develop properties can be found in the commitments and contingencies note (note 22).

Minimum rental commitments on non-cancellable tenant operating leases are as follows:

Not later than 1 year	$205,624
Later than 1 year and not later than 5 years	629,150
Later than 5 years	316,536

$1,151,310

5.  OTHER ASSETS

Other assets consist of:

As at December 31,	2014	2013
Deferred financing costs	$524	$433
Long-term receivables	533	525
Interest rate caps (note 7)	362	678
Deposits	460	322

	$1,879	$1,958

64 Granite REIT 2014

6.  UNSECURED DEBENTURES, NET

Unsecured debentures, net, consist of:

		2014		2013
As at December 31,	Maturity Date	Amortized Cost	Principal issued and outstanding	Amortized Cost	Principal issued and outstanding
4.613% Debentures	October 2, 2018	$198,515	$200,000	$198,129	$200,000
3.788% Debentures	July 5, 2021	248,534	250,000	—	—
6.05% Debentures	December 22, 2016	—	—	263,941	265,000

		$447,049	$450,000	$462,070	$465,000

(a)
4.613% Debentures

  On October 2, 2013, Granite REIT Holdings Limited Partnership ("Granite LP"), a wholly owned subsidiary of Granite, issued at par the 4.613% Series 1 senior debentures (the "2018 Debentures"). The 2018 Debentures rank equally with all of the Trust's existing and future unsubordinated and unsecured indebtedness and are guaranteed by Granite REIT and Granite GP. The proceeds from the 2018 Debentures together with the corresponding cross currency interest rate swap, were used to finance the European acquisitions made in 2013.

  The 2018 Debentures are redeemable, in whole or in part, at Granite's option at any time and from time to time, at a price equal to accrued and unpaid interest plus the greater of (a) 100% of the principal amount of the 2018 Debentures to be redeemed; and (b) the Canada Yield Price. The Canada Yield Price means, in respect of a 2018 Debenture, a price equal to which, if the 2018 Debenture were to be issued at such price on the redemption date, would provide a yield thereon from the redemption date to its maturity date equal to 67.5 basis points above the yield that a non-callable Government of Canada bond, trading at par, would carry if issued on the redemption date with a maturity date of October 2, 2018.

  Interest on the 2018 Debentures is payable semi-annually in arrears on April 2 and October 2 of each year. The unamortized portion of the $2.0 million of expenses incurred in connection with the issuance of the 2018 Debentures is presented as a reduction of the carrying amount of the 2018 Debentures.

(b)
3.788% Debentures

  On July 3, 2014, Granite LP issued at par $250.0 million of 3.788% Series 2 senior debentures due July 5, 2021 (the "2021 Debentures"). The 2021 Debentures rank equally with all of the Trust's existing and future unsubordinated and unsecured indebtedness and are guaranteed by Granite REIT and Granite GP. The proceeds from the 2021 Debentures, together with other available funds, were used to redeem the 6.05% debentures (the "2016 Debentures").

  The 2021 Debentures are redeemable, in whole or in part, at Granite's option at any time and from time to time, at a price equal to accrued and unpaid interest plus the greater of (a) 100% of the principal amount of the 2021 Debentures to be redeemed; and (b) the Canada Yield Price. The Canada Yield Price means, in respect of a 2021 Debenture, a price equal to which, if the 2021 Debenture were to be issued at such price on the redemption date, would provide a yield thereon from the redemption date to its maturity date equal to 46.0 basis points above the yield that a non-callable Government of Canada bond, trading at par, would carry if issued on the redemption date with a maturity date of July 5, 2021. Granite also has the option to redeem the 2021 Debentures at par plus any accrued and unpaid interest within 30 days of the maturity date of July 5, 2021.

  Interest on the 2021 Debentures is payable semi-annually in arrears on January 5 and July 5 of each year. The unamortized portion of the $1.6 million of expenses incurred in connection with the issuance of the 2021 Debentures is presented as a reduction of the carrying amount of the 2021 Debentures.

(c)
6.05% Debentures

  On December 22, 2004, Granite Co. issued the 2016 Debentures at a price of $995.70 per $1,000.00 of principal amount. The unamortized portion of the $3.1 million of expenses incurred in connection with the

Granite REIT 2014 65

  issuance of the 2016 Debentures was presented as a reduction of the carrying amount of the 2016 Debentures.

  On August 5, 2014, Granite LP redeemed all of the outstanding 2016 Debentures for an aggregate redemption price of $294.7 million, being the higher of the principal amount, and the Canada Yield Price calculated in accordance with the trust indenture governing the 2016 Debentures, together in each case with accrued and unpaid interest to August 5, 2014 of $2.0 million. For the year ended December 31, 2014, the Trust recorded costs on the early redemption of the 2016 Debentures of $28.6 million which included a redemption premium of $27.7 million and $0.9 million of accelerated amortization of issuance costs and discount accretion related to the 2016 Debentures.

(d)
Cross currency interest rate swaps
As at December 31,	2014	2013
Financial liability
2018 Cross Currency Interest Rate Swap — fair value	$3,829	$11,003

Financial asset
2021 Cross Currency Interest Rate Swap — fair value	$481	$—

  On October 7, 2013, the Trust entered into a cross currency interest rate swap (the "2018 Cross Currency Interest Rate Swap") to exchange the $200.0 million proceeds and 4.613% interest payments from the 2018 Debentures for euro 142.3 million and euro denominated interest payments at a 3.56% interest rate. Under the terms of the swap, on October 2, 2018, the Trust will repay the principal proceeds received of euro 142.3 million.

  On July 3, 2014, the Trust entered into a cross currency interest rate swap (the "2021 Cross Currency Interest Rate Swap") to exchange the 3.788% interest payments from the 2021 Debentures for euro denominated payments at a 2.68% interest rate. In addition, under the terms of the swap, the Trust will pay principal proceeds of euro 171.9 million for $250.0 million on July 5, 2021.

  The cross currency interest rate swaps are designated as net investment hedges of the Trust's investment in foreign operations. The effectiveness of the hedges are assessed quarterly. For the year ended December 31, 2014, the Trust has assessed that the hedges continued to be effective. As an effective hedge, the unrealized gains or losses on the cross currency interest rate swaps that are related to fair value are recognized in other comprehensive income. The Trust has elected to record the differences resulting from the lower interest rate associated with the cross currency interest rate swaps in the statement of income.

7.  SECURED LONG-TERM DEBT

Secured long-term debt consists of:

As at December 31,			2014		2013
	Maturity Date	Interest Rate	U.S. $ Outstanding(1)	Cdn $ Outstanding(1)	U.S. $ Outstanding(1)	Cdn $ Outstanding(1)
Mortgage payable	June 10, 2017	LIBOR + 2.50%	$23,753	$27,556	$23,713	$25,221
Mortgage payable	May 10, 2018	LIBOR + 2.50%	12,351	14,328	12,541	13,338
2016 Construction Loan	July 25, 2016	LIBOR + 2.25%	13,322	15,455	3,099	3,297
2017 Construction Loan	June 20, 2017	LIBOR + 2.25%	7,534	8,740	—	—

			$56,960	$66,079	$39,353	$41,856
Less: due within one year			717	832	—	—

			$56,243	$65,247	$39,353	$41,856

(1)
The amounts outstanding are net of transaction costs.

66 Granite REIT 2014

(a)
Mortgages payable

  The Trust has two mortgages payable totaling $42.0 million (U.S. $36.2 million) relating to two business acquisitions completed on February 13 and May 10, 2013 (note 3(b)(i)). As a condition of the mortgage agreements, the Trust was required to hedge its interest rate exposure. Accordingly, it purchased interest rate caps for 100% of the mortgage amounts and for the duration of the mortgages thereby limiting its exposure to interest rate fluctuations to a maximum of 4%. The mortgages payable balance is net of deferred financing costs of $0.2 million. Principal mortgage repayments are as follows:

2015	$894
2016	1,002
2017	26,836
2018	13,319

$42,051

  The mortgages are recourse only to specific properties. Properties securing the mortgages have a fair value of $73.4 million at December 31, 2014 and are pledged as collateral.

(b)
2016 Construction Loan

  On July 25, 2013, Granite entered into a construction loan (the "2016 Construction Loan") for U.S. $17.0 million relating to a development project in the United States. Proceeds from the 2016 Construction Loan may only be used to pay for the construction cost of improvements on the property and other related costs, and loan advances are made based on the value of the work completed. The maximum amount available under the 2016 Construction Loan may be increased to U.S. $19.0 million, subject to certain terms and conditions being met. Granite also has the option to extend the maturity date for two successive periods to July 25, 2017 and 2018, subject to certain terms and conditions. The 2016 Construction Loan is secured by a first mortgage lien on the property which had a fair value of $26.9 million at December 31, 2014. The development was completed in 2014.

(c)
2017 Construction Loan

  On June 20, 2014, Granite entered into a construction loan (the "2017 Construction Loan") for U.S. $26.2 million relating to land that was previously held for development in the United States (note 3(b)(ii)). Proceeds from the 2017 Construction Loan may only be used to pay for the construction cost of improvements on the property and other related costs, and loan advances are made based on the value of the work completed. Granite also has the option to extend the maturity date for two successive periods to June 20, 2018 and 2019, subject to certain terms and conditions. The 2017 Construction Loan is secured by a first mortgage lien on the property which had a fair value of $31.3 million at December 31, 2014.

8.  OTHER NON-CURRENT LIABILITIES

Other non-current liabilities consist of:

As at December 31,	2014	2013
Contingent consideration	$4,272	$3,777
Tenant allowance payable	6,537	—

	$10,809	$3,777

Contingent consideration was recognized in connection with acquisitions completed in 2013 and is expected to be settled during 2018. The fair value of the contingent consideration was estimated using an income approach and is dependent upon achieving certain predetermined returns over a five year period. This

Granite REIT 2014 67

estimate is dependent upon a number of assumptions which are subject to change over the period to the date of payment.

The tenant allowance payable of euro 6.0 million is due in January 2018 and relates to a lease extension at the Eurostar facility in Graz, Austria. The future payable of euro 6.0 million has been discounted and is being accreted to its face value through a charge to interest expense.

9.  BANK INDEBTEDNESS

Effective December 11, 2014, Granite LP entered into an amended and restated agreement for an unsecured senior revolving credit facility in the amount of $250.0 million that is available by way of Canadian dollar, U.S. dollar or euro denominated loans or letters of credit (the "Credit Facility") and matures on February 1, 2018 with the option to extend the maturity date by one year to February 1, 2019, subject to the agreement of lenders in respect of a minimum of 66 2/3% of the aggregate amount committed under the Credit Facility. The Credit Facility provides Granite LP with the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $50.0 million with the consent of the participating lenders. The Credit Facility is guaranteed by Granite REIT and Granite GP. Interest on drawn amounts is calculated based on an applicable margin determined by the Trust's external credit rating. Based on the current credit rating, Granite LP would be subject to interest at a rate per annum equal to the base rate (i.e. LIBOR, Canadian prime business rate or eurocurrency rate) depending on the currency Granite LP borrows in plus an applicable margin of up to 1.45%. At December 31, 2014, Granite LP had $62.6 million (U.S. $54.0 million) drawn under the Credit Facility and $1.2 million in letters of credit issued against the Credit Facility.

The Credit Facility replaced an unsecured senior revolving credit facility in the amount of $175.0 million that was available by way of Canadian dollar, U.S. dollar or euro denominated loans or letters of credit that would have matured on February 1, 2015. Interest on drawn amounts was calculated based on an applicable margin determined by the Trust's external credit rating. During 2014, the Trust was subject to interest at a rate per annum equal to the base rate (i.e. LIBOR, Canadian prime business rate or eurocurrency rate) depending on the currency the Trust borrowed in plus an applicable margin of up to 1.63%. At December 31, 2013, the Trust had $53.2 million (U.S. $50.0 million) drawn and $1.2 million in letters of credit issued against the revolving credit facility.

10.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of:

As at December 31,	2014	2013
Accounts payable	$4,608	$5,828
Accrued salaries and wages	5,197	4,771
Accrued interest payable	7,129	2,708
Accrued construction payable	7,652	7,141
Accrued acquisition costs	—	1,733
Accrued employee unit-based compensation	3,096	1,751
Accrued trustee/director unit-based compensation	4,632	3,291
Other accrued liabilities	4,335	5,955

	$36,649	$33,178

68 Granite REIT 2014

11.  INCOME TAXES

(a)
The major components of the income tax expense (recovery) are:
Years ended December 31,	2014	2013
Current income tax:
Current taxes	$3,662	$4,034
Withholding taxes and other	592	4,490

	4,254	8,524

Deferred income tax:
Origination and reversal of temporary differences	4,559	5,627
Impact of changes in tax rates	68	(87)
Reversal of withholding taxes on profits of subsidiaries	(592)	(4,430)
Reversal of deferred tax liability upon REIT conversion and related reorganizations	—	(41,950)
Other	203	(823)

	4,238	(41,663)

Income tax expense (recovery)	$8,492	$(33,139)

(b)
The effective income tax rate reported in the combined statements of income varies from the Canadian statutory rate for the following reasons:

Years ended December 31,	2014	2013
Income before income taxes	$72,152	$110,305

Expected income taxes at the Canadian statutory tax rate of 26.5% (2013 — 26.5%)	$19,120	$29,231
Income distributed and taxable to unitholders	(11,178)	(23,735)
Reversal of deferred tax liability upon REIT conversion and related reorganizations	—	(41,950)
Net foreign rate differentials	651	2,379
Net change in provisions for uncertain tax positions	(1,265)	(224)
Net permanent differences	813	(160)
Net effect of change in tax rates	68	(87)
Withholding taxes and other items	283	1,407

Income tax expense (recovery)	$8,492	$(33,139)

Granite REIT 2014 69

(c)
Deferred tax assets and liabilities consist of temporary differences related to the following:

As at December 31,	2014	2013
Deferred tax assets:
Investment properties	$1,494	$2,447
Eligible capital expenditures	3,263	3,509
Other	2,449	2,217

Total deferred tax assets	7,206	8,173

Deferred tax liabilities:
Investment properties	155,582	165,362
Withholding tax on undistributed subsidiary profits	834	1,014
Other	(708)	246

Total deferred tax liabilities	155,708	166,622

Net deferred tax liabilities	$148,502	$158,449

(d)
Changes in the net deferred tax liabilities consist of the following:

Years ended December 31,	2014	2013
Balance, beginning of year	$158,449	$185,215
Deferred tax recovery recognized in net income	(9,648)	(41,825)
Foreign currency translation of deferred tax balances	(299)	15,059

	$148,502	$158,449

(e)
Net cash payments of income taxes amounted to $4.4 million (2013 — $12.4 million) for the year ended December 31, 2014 which included $0.6 million of withholding taxes (2013 — $4.2 million).

(f)
The Trust conducts operations in a number of countries with varying statutory rates of taxation. Judgment is required in the estimation of income taxes and deferred income tax assets and liabilities, in each of the Trust's operating jurisdictions. This process involves estimating actual current tax exposure, assessing temporary differences that result from the different treatments of items for tax and accounting purposes, assessing whether it is more likely than not that deferred income tax assets will be realized and, based on all the available evidence, determining if a valuation allowance is required on all or a portion of such deferred income tax assets. The Trust reports a liability for uncertain tax positions ("unrecognized tax benefits") taken or expected to be taken in a tax return. The Trust recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

  As at December 31, 2014, the Trust had $13.9 million (2013 — $14.2 million) of unrecognized income tax benefits, (including $0.2 million (2013 — $0.3 million) of related accrued interest and penalties), all of which could ultimately reduce the Trust's effective tax rate. The Trust is currently under audit in Canada for the 2008 and 2011 taxation years, the United States for the 2011 taxation year and Germany for the 2008 through 2011 taxation years. The Trust believes that it has adequately provided for reasonably foreseeable outcomes related to the tax examinations and that any resolution will not have a material adverse effect on the combined financial position or results of operations. However, the Trust cannot predict with any level of certainty the exact nature of any future possible outcome.

70 Granite REIT 2014

  A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

As at December 31,	2014	2013
Unrecognized tax benefits balance, beginning of year	$14,165	$12,263
Decreases for tax positions of prior years	(3,369)	(510)
Increases for tax positions of current year	3,398	1,749
Foreign currency impact	(312)	663

Unrecognized tax benefits balance, end of year	$13,882	$14,165

  It is reasonably possible that the gross unrecognized tax benefits, as of December 31, 2014, could decrease in the next 12 months by an estimated range of a nominal amount to $5.5 million (2013 — nominal amount to $5.5 million) relating primarily to tax years becoming statute barred for purposes of future tax examinations by local taxing authorities and the outcome of current tax examinations.

  As at December 31, 2014, the following tax years remained subject to examination by the major tax jurisdictions:

Major Jurisdictions
Canada	2008 through 2014
United States	2011 through 2014
Mexico	2009 through 2014
Austria	2009 through 2014
Germany	2008 through 2014
Netherlands	2013 through 2014

  As at December 31, 2014, the Trust had approximately $475.0 million of Canadian capital loss carryforwards that do not expire, approximately U.S. $540.0 million of Foreign Investment in Real Property Tax Act losses that will expire in 2015 and 2017, and other losses and deductible temporary differences in various tax jurisdictions of approximately $18.9 million. The Trust believes it is not probable that these tax assets can be realized; and accordingly, no related deferred tax asset was recognized at December 31, 2014.

12.  STAPLED UNITHOLDERS' EQUITY

(a)
Stapled Units

  In accordance with the Arrangement (note 1), effective January 3, 2013, all the common shares of Granite Co. were exchanged, on a one-for-one basis, for stapled units, each of which consists of one unit of Granite REIT and one common share of Granite GP. Granite REIT is authorized to issue an unlimited number of units. Granite GP's authorized share capital consists of an unlimited number of common shares without par value. Each stapled unit is entitled to distributions and/or dividends in the case of Granite GP as and when declared and, in the event of termination of Granite REIT and Granite GP, to the net assets of Granite REIT and Granite GP remaining after satisfaction of all liabilities.

(b)
Unit-based Compensation

  Incentive Stock Option Plan

  The Incentive Stock Option Plan (the "Option Plan") allows for the grant of stock options or appreciation rights to directors, officers, employees and consultants. Options expire on the 10th anniversary of the date of grant, subject to earlier cancellation from events specified in each recipient's option agreement. No options have been granted since August 2010.

Granite REIT 2014 71

  A reconciliation of the changes in the options outstanding is presented below:

	2014			2013
	Number (000s)		Weighted Average Exercise Price	Number (000s)		Weighted Average Exercise Price
Options outstanding, January 1	100		$33.92	205		$32.01
Exercised	(50)		35.62	(105)		30.20

Options outstanding and exercisable, December 31	50	(1)	$32.21	100	(2)	$33.92

(1)
Outstanding and exercisable options were issued in 2007

(2)
Outstanding and exercisable options included 50,000 options issued in each of 2004 and 2007.

  Director/Trustee Deferred Share Unit Plan

  Effective November 3, 2003, Granite Co. established a Non-Employee Director Share-Based Compensation Plan (the "DSP"), which provides for a deferral of up to 100% of each outside director's total annual remuneration, at specified levels elected by each director, until such director ceases to be a director. In connection with the Arrangement, effective January 3, 2013, the DSP was amended to entitle the holder to receive a payment based on the fair market value of a preferred share of Granite Co. that is equal in value to a stapled unit of the Trust. In addition, effective January 3, 2013, a new deferred share unit plan (the "new DSP") was established by Granite GP whereby each non-employee director/trustee is entitled to receive a portion of their annual retainer (and to elect to receive up to 100% of their annual remuneration) as deferred share units, which entitles them to receive a payment based on the fair market value of a preferred share of Granite Co. that is equal in value to a stapled unit.

  The amounts deferred under the DSP and new DSP plans are reflected by notional deferred share units ("DSUs") whose value at the time that the particular payment to the director is determined reflects the fair market value of the Granite Co. preferred shares. The value of a DSU thus appreciates or depreciates with changes in the market price of the stapled units. The DSP and new DSP also provide for the accrual of notional distribution equivalents on any distributions paid on the stapled units. Under the DSP and new DSP, when a director or trustee leaves the Board, the director or trustee receives a cash payment at an elected date equal to the value of the accrued DSUs at such date. There is no option under the DSP and new DSP for directors or trustees to receive stapled units in exchange for DSUs.

  A reconciliation of the changes in the DSUs outstanding is presented below:

	2014		2013
	Number (000s)	Weighted Average Grant Date Fair Value	Number (000s)	Weighted Average Grant Date Fair Value
DSUs outstanding, January 1	87	$32.92	61	$30.95
Granted	23	40.06	26	37.62

DSUs outstanding, December 31	110	$34.45	87	$32.92

  Executive Deferred Stapled Unit Plan

  Effective August 7, 2011, Granite Co. established an Executive Share Unit Plan which was amended, effective January 3, 2013, as a result of the Arrangement to conform to the REIT structure (the "Stapled Unit Plan"). The Stapled Unit Plan is designed to provide equity-based compensation in the form of stapled units to executives and other employees (the "Participants"). The maximum number of stapled units which may be issued pursuant to the Stapled Unit Plan is 1.0 million. The Stapled Unit Plan entitles a

72 Granite REIT 2014

  Participant to receive a stapled unit or a cash payment equal to the market value of the stapled unit, which on any date is the volume weighted average trading price of a stapled unit on the Toronto Stock Exchange or New York Stock Exchange over the preceding five trading days. The form of redemption of the stapled units is determined by the Compensation Committee and is not at the option of the Participant. Vesting conditions in respect of a grant are determined by the Compensation Committee at the time the grant is made and may result in the vesting of more or less than 100% of the number of stapled units. The Stapled Unit Plan also provides for the accrual of distribution equivalent amounts based on distributions paid on the stapled units. Stapled units are, unless otherwise agreed or otherwise required by the Stapled Unit Plan, settled within 60 days following vesting.

  A reconciliation of the changes in stapled units outstanding is presented below:

	2014		2013
	Number (000s)	Weighted Average Grant Date Fair Value	Number (000s)	Weighted Average Grant Date Fair Value
Stapled units outstanding, January 1	62	$37.42	38	$35.63
Granted	57	39.07	31	39.03
Settled	(22)	38.39	(7)	35.41

Stapled units outstanding, December 31	97	$38.19	62	$37.42

  At December 31, 2014, unrecognized compensation cost related to the Stapled Unit Plan was $1.1 million, which will be amortized over the weighted average remaining requisite service period of less than one year.

  During the year ended December 31, 2014, the Trust recognized unit-based compensation expense of $3.7 million (2013 — $2.1 million), which included a $1.3 million expense (2013 — $1.0 million) pertaining to the DSP plans and a $2.4 million expense (2013 — $1.1 million) pertaining to the Stapled Unit Plan.

(c)
Accumulated Other Comprehensive Income

  Accumulated other comprehensive income consists of the following:

As at December 31,	2014	2013
Foreign currency translation gains on investments in subsidiaries, net of related hedging activities and non-controlling interests	$91,747	$108,551
Losses on derivatives designated as net investment hedges	(5,290)	(11,490)

	$86,457	$97,061

13.  DISTRIBUTIONS TO STAPLED UNITHOLDERS

Total distributions declared to stapled unitholders in the year ended December 31, 2014 were $103.6 million (2013 — $98.9 million) or $2.21 per stapled unit (2013 — $2.11 per stapled unit). Distributions payable at December 31, 2014 of $9.0 million, representing the December 2014 distribution, were paid on January 15, 2015. Subsequent to December 31, 2014, distributions of 19.2 cents per stapled unit were declared on January 16 and February 17, 2015. The distribution declared in January 2015 in the amount of $9.0 million was paid on February 17, 2015 and the distribution declared in February 2015 will be paid on March 16, 2015.

Granite REIT 2014 73

14.  COSTS AND EXPENSES (INCOME)

(a)
Property operating costs consist of:
Years ended December 31,	2014	2013
Non-recoverable from tenants:
Property taxes and utilities	$1,140	$1,158
Legal	1,106	1,161
Environmental and appraisals	563	772
Repairs and maintenance	515	592
Other	1,180	715

	4,504	4,398

Recoverable from tenants:
Property taxes and utilities	1,204	692
Repairs and maintenance	384	182
Other	784	273

	2,372	1,147

Property operating costs	$6,876	$5,545

(b)
General and administrative expenses consist of:
Years ended December 31,	2014	2013
Salaries and benefits	$14,647	$12,948
Audit, legal and consulting	4,173	3,927
REIT conversion and reorganization related costs	—	2,479
Trustee/director fees and related expenses	988	962
Unit-based compensation for employees and trustees/directors	3,698	2,105
Other	4,555	4,644

	$28,061	$27,065

(c)
Interest expense and other financing costs, net consist of:
Years ended December 31,	2014	2013
Interest, accretion and costs on debentures	$20,921	$18,250
Interest on mortgages payable and construction loan	1,546	877
Amortization of deferred financing costs	447	589
Other interest and accretion charges	1,572	1,307

	24,486	21,023
Capitalized interest	(99)	(119)
Interest income	(420)	(318)

	$23,967	$20,586

(d)
Fair value losses (gains) on financial instruments consist of:
Years ended December 31,	2014	2013
Foreign exchange forward contracts, net	$(537)	$—
Interest rate caps	360	(72)

	$(177)	$(72)

74 Granite REIT 2014

(e)
Gain on Meadows holdback

  In the first quarter of 2013, the Trust entered into a settlement agreement pursuant to which the Trust received U.S. $5.0 million relating to a holdback receivable of a former subsidiary's sale of a property in 2006. The settlement proceeds comprised a cash payment of U.S. $1.5 million and a non-interest bearing promissory note of U.S. $3.5 million payable in U.S. $0.5 million monthly instalments which commenced March 31, 2013 and concluded with the final instalment received in October 2013.

15.  DISCONTINUED OPERATIONS

During the second quarter of 2014, Granite disposed of its portfolio of Mexican properties. As the Mexican properties represented a significant geographical area of operations, the Trust has retroactively presented the Mexican portfolio as discontinued operations in the combined financial statements.

Granite's results of operations from discontinued operations are as follows:

Years ended December 31,	Note	2014	2013
Rental revenue		$7,079	$13,347
Operating costs and expenses		90	335
Fair value losses on investment properties, net		4	9,042

Income before income taxes		6,985	3,970
Income tax expense		(1,702)	(1,804)

Income from discontinued operations before net gain on sale of disposed properties		5,283	2,166
Loss on sale of investment properties(1)	4	(5,071)	(344)
Reclassification of cumulative foreign currency translation amounts relating to foreign operation disposed of in the year		5,722	—
Income tax recovery		823	—

Net gain (loss) on sale of disposed properties		1,474	(344)

Net income from discontinued operations		$6,757	$1,822

(1)
Loss on sale of investment properties for 2014 included closing adjustments and associated selling costs and for 2013 included associated selling costs.

During the year ended December 31, 2014, Granite paid $5.1 million of current income tax installments associated with the sale of the portfolio of Mexican properties.

16.  SEGMENTED DISCLOSURE INFORMATION

The Trust has one reportable segment — the ownership and rental of industrial real estate as determined by the information reviewed by the chief operating decision maker who is the chief executive officer. The following tables present certain information with respect to geographic segmentation:

Revenues

Years ended December 31,	2014	2013
Canada	$64,253	$62,762
United States	43,981	39,865
Austria	59,484	60,782
Germany	25,930	20,535
Netherlands	9,587	1,762
Other Europe	4,175	4,194

	$207,410	$189,900

Granite REIT 2014 75

For the year ended December 31, 2014, revenues from Magna were approximately 83% (2013 — 92%) of the Trust's total revenues.

Investment properties

As at December 31,	2014	2013
Canada	$678,500	$701,130
United States	581,335	451,431
Mexico	—	111,678
Austria	677,101	674,610
Germany	242,540	276,228
Netherlands	97,248	101,522
Other Europe	33,654	35,298

	$2,310,378	$2,351,897

17.  DETAILS OF CASH FROM OPERATING ACTIVITIES FROM CONTINUING OPERATIONS

(a)
Items not involving current cash flows are shown in the following table:
Years ended December 31,	2014	2013
Straight-line rent adjustment	$4,567	$1,200
Unit-based compensation expense	3,698	2,105
Fair value losses on investment properties	51,620	16,182
Depreciation and amortization	621	454
Fair value gains on financial instruments	(177)	(72)
Gain on settlement of Meadows note	—	(5,143)
Loss (gain) on sale of investment properties	(1,416)	778
Amortization of issuance costs and discount accretion of debentures	1,655	494
Amortization of deferred financing costs	447	589
Foreign exchange on note receivable	—	(115)
Deferred income taxes	4,238	(41,663)
Other	(750)	(436)

	$64,503	$(25,627)

(b)
Changes in working capital balances are shown in the following table:
Years ended December 31,	2014	2013
Accounts receivable	$136	$1,231
Prepaid expenses and other	67	(247)
Accounts payable and accrued liabilities	(6,401)	169
Deferred revenue	42	(1,120)
Restricted cash	—	522

	$(6,156)	$555

(c)
Non-cash financing activities

  During the year ended December 31, 2014, 22 thousand stapled units (2013 — 7 thousand stapled units) with a value of $0.9 million (2013 — $0.3 million) were issued under the Stapled Unit Plan.

76 Granite REIT 2014

18.  FAIR VALUE AND RISK MANAGEMENT

(a)
Fair Value of Financial Instruments

  The following table provides the classification and measurement of financial assets and liabilities as at December 31, 2014:

	Fair value through profit or loss
			Loans and receivables/ other financial liabilities
						Total
							Total
	(Fair value)		(Amortized cost)			(Carrying Value)
Measurement basis					(Fair value)		(Fair Value)
Financial assets
Other assets	$362	(1)	$533	(2)	$533	$895	$895
Cross currency interest rate swap	481		—		—	481	481
Accounts receivable	—		2,247		2,247	2,247	2,247
Prepaid expenses and other	586	(3)	—		—	586	586
Restricted cash	—		4,782		4,782	4,782	4,782
Cash and cash equivalents	—		116,233		116,233	116,233	116,233

	$1,429		$123,795		$123,795	$125,224	$125,224

Financial liabilities
Unsecured debentures, net	$—		$447,049		$468,700	$447,049	$468,700
Cross currency interest rate swap	3,829		—		—	3,829	3,829
Secured long-term debt	—		66,079		66,079	66,079	66,079
Other non-current liabilities	—		10,809		10,809	10,809	10,809
Bank indebtedness	—		62,645		62,645	62,645	62,645
Accounts payable and accrued liabilities	49	(4)	36,600		36,600	36,649	36,649
Distributions payable	—		9,027		9,027	9,027	9,027

	$3,878		$632,209		$653,860	$636,087	$657,738

  (1)
  Interest rate caps included in other assets.

  (2)
  Long-term receivables included in other assets.

  (3)
  Foreign exchange forward contracts included in prepaid expenses.

  (4)
  Foreign exchange forward contracts included in accounts payable and accrued liabilities.

Granite REIT 2014 77

  The following table provides the classification and measurement of financial assets and liabilities as at December 31, 2013:

	Fair value through profit or loss		Loans and receivables/ other financial liabilities
						Total
							Total
			(Amortized cost)			(Carrying Value)
Measurement basis	(Fair value)				(Fair value)		(Fair Value)
Financial assets
Other assets	$678	(5)	$525	(6)	$525	$1,203	$1,203
Accounts receivable	—		2,491		2,491	2,491	2,491
Restricted cash	—		4,360		4,360	4,360	4,360
Cash and cash equivalents	—		95,520		95,520	95,520	95,520

	$678		$102,896		$102,896	$103,574	$103,574

Financial liabilities
Unsecured debentures, net	$—		$462,070		$485,558	$462,070	$485,558
Cross currency interest rate swap	11,003		—		—	11,003	11,003
Secured long-term debt	—		41,856		41,856	41,856	41,856
Other non-current liabilities	—		3,777		3,777	3,777	3,777
Bank indebtedness	—		53,180		53,180	53,180	53,180
Accounts payable and accrued liabilities	—		33,178		33,178	33,178	33,178
Distributions payable	—		8,591		8,591	8,591	8,591

	$11,003		$602,652		$626,140	$613,655	$637,143

  (5)
  Interest rate caps included in other assets.

  (6)
  Long-term receivables included in other assets.

  The fair value of the Trust's accounts receivable, cash and cash equivalents, restricted cash, bank indebtedness, accounts payable and accrued liabilities and distributions payable approximate their carrying amounts due to the relatively short periods to maturity of these financial instruments. The fair value of other non-current liabilities approximates the carrying value as it is revalued at each reporting date. The fair value of the unsecured debentures is determined using quoted market prices. The fair value of the cross currency interest rate swaps is determined using market inputs quoted by their counterparties. The fair value of the secured long-term debt approximates its carrying amount as the mortgages and construction loans payable were drawn recently and bear interest at rates comparable to current market rates that would be used to calculate fair value.

  The Trust periodically purchases foreign exchange forward contracts to hedge specific anticipated foreign currency transactions and mitigate its foreign exchange exposure on its net cash flows. At December 31, 2014, the Trust held six foreign exchange forward contracts (December 31, 2013 — no contracts outstanding). The foreign exchange contracts are comprised of five contracts to purchase $24.5 million and sell euro 17.0 million and one contract to purchase $2.3 million and sell U.S. $2.0 million. For the year ended December 31, 2014, the Trust recorded a net fair value gain of $0.5 million (2013 — no fair value gains or losses) on these outstanding foreign exchange forward contracts.

  As disclosed in note 7, the Trust entered into two interest rate caps to hedge the interest rate risk associated with the mortgages payable. The interest rate caps have not been designated and the Trust is

78 Granite REIT 2014

  not employing hedge accounting for these instruments. The fair value of the interest rate caps at December 31, 2014 was $0.4 million (2013 — $0.7 million). For the year ended December 31, 2014, the Trust recorded a net fair value loss of $0.4 million (2013 — net fair value gain of $0.1 million) on these interest rate caps.

(b)
Fair Value Hierarchy

  Fair value measurements are based on inputs of observable and unobservable market data that a market participant would use in pricing an asset or liability. IFRS establishes a fair value hierarchy which is summarized below:

Level 1:	Fair value determined based on quoted prices in active markets for identical assets or liabilities.
Level 2:	Fair value determined using significant observable inputs, generally either quoted prices in active markets for similar assets or liabilities or quoted prices in markets that are not active.
Level 3:	Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows or similar techniques.

  The following tables represent information related to the Trust's assets and liabilities measured or disclosed at fair value on a recurring and non-recurring basis and the level within the fair value hierarchy in which the fair value measurements fall.

As at December 31, 2014	Level 1	Level 2	Level 3
ASSETS AND LIABILITIES MEASURED OR DISCLOSED AT FAIR VALUE
Assets measured at fair value
Investment properties	$—	$—	$2,310,378
Cross currency interest rate swap	—	481	—
Interest rate caps included in other assets	—	362	—
Foreign exchange forward contracts included in prepaid expenses and other	—	586	—
Liabilities measured or disclosed at fair value
Unsecured debentures, net	468,700	—	—
Cross currency interest rate swap	—	3,829	—
Other non-current liabilities	—	—	10,809
Secured long-term debt	—	66,079	—
Bank indebtedness	—	62,645	—
Foreign exchange forward contracts included in accounts payable and accrued liabilities	—	49	—

Net Assets (Liabilities) measured at fair value	$(468,700)	$(131,173)	$2,299,569

Granite REIT 2014 79

As at December 31, 2013	Level 1	Level 2	Level 3
ASSETS AND LIABILITIES MEASURED OR DISCLOSED AT FAIR VALUE
Assets measured at fair value
Investment properties	$—	$—	$2,351,897
Interest rate caps included in other assets	—	678	—
Liabilities measured or disclosed at fair value
Unsecured debentures, net	485,558	—	—
Cross currency interest rate swap	—	11,003	—
Other non-current liabilities	—	—	3,777
Secured long-term debt	—	41,856	—
Bank indebtedness	—	53,180	—

Net Assets (Liabilities) measured at fair value	$(485,558)	$(105,361)	$2,348,120

  For assets and liabilities that are measured at fair value on a recurring basis, the Trust determines whether transfers between the levels of the fair value hierarchy have occurred by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. For the years ended December 31, 2014 and 2013, there were no transfers between the levels.

  Refer to note 4, Investment Properties, for a description of the valuation techniques and inputs used in the fair value measurement and for a reconciliation of the fair value measurements of investment properties in Level 3. Refer to note 8, Other Non-current Liabilities, for a description of the valuation techniques used in the fair value measurement of non-current liabilities in Level 3.

(c)
Risk Management

  The main risks arising from the Trust's financial instruments are credit, interest rate, foreign exchange and liquidity risks. The Trust's approach to managing these risks is summarized below:

  (i)
  Credit risk

    The Trust's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents and accounts receivable.

    Cash and cash equivalents include short-term investments, such as commercial paper, which are invested in governments, financial institutions and corporations with a minimum credit rating of A- (based on Standard & Poor's ("S&P") rating scale) or A3 (based on Moody's Investor Services' rating scale). Concentration of credit risk is further reduced by limiting the amount that is invested in any one government, financial institution or corporation.

    Magna accounts for approximately 83% of the Trust's rental revenue. Although its operating subsidiaries are not individually rated, Magna International Inc. has an investment grade credit rating from S&P and Dominion Bond Rating Service which mitigates the Trust's credit risk. Substantially all of the Trust's accounts receivable are collected within 30 days. The balance of accounts receivable past due is not significant.

80 Granite REIT 2014

  (ii)
  Interest rate risk

    As at December 31, 2014, the Trust's exposure to interest rate risk is limited. Approximately 78% of the Trust's debt consists of fixed rate debt in the form of the 2018 Debentures and the 2021 Debentures. These debentures, after taking into account the related cross currency interest rate swaps, have effective fixed interest rates of 3.56% and 2.68% respectively. The mortgage debts account for 7% of the Trust's debt and the interest rates are capped at 4.0% as a result of the interest rate caps that were entered into. As a result, only 15% of the Trust's debt is exposed to variable interest rate risk.

  (iii)
  Foreign exchange risk

    As at December 31, 2014, the Trust is exposed to foreign exchange risk primarily in respect of movements in the euro and the U.S. dollar. The Trust is structured such that its foreign operations are primarily conducted by entities with a functional currency which is the same as the economic environment in which the operations take place. As a result, the net income impact of currency risk associated with financial instruments is limited as its financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, the Trust is exposed to foreign currency risk on its net investment in its foreign currency denominated operations and certain Trust level foreign currency denominated assets and liabilities. At December 31, 2014, the Trust's foreign currency denominated net assets are $972.0 million primarily in U.S. dollars and euros. A 1% change in the U.S. dollar and euro exchange rates relative to the Canadian dollar will result in a gain or loss of approximately $1.3 million and $8.1 million, respectively, to comprehensive income.

    Granite generates rental income that is not all denominated in Canadian dollars. Since the financial results are reported in Canadian dollars, the Trust is subject to foreign currency fluctuations that could, from time to time, have an impact on the operating results. For the year ended December 31, 2014, a 1% change in the U.S. dollar and euro exchange rates relative to the Canadian dollar would have impacted rental income and tenant recoveries by approximately $0.4 million and $1.0 million, respectively.

    For the year ended December 31, 2014, the Trust designated its U.S. dollar borrowings of $54.0 million under the Credit Facility as a hedge of its net investment in the U.S. operations. In addition, the Trust has designated its cross currency interest rate swaps relating to the $450.0 million of unsecured debentures as hedges of its net investment in the European operations (note 6(d)).

  (iv)
  Liquidity risk

    Liquidity risk is the risk the Trust will encounter difficulties in meeting its financial obligations. The Trust will be subject to the risks associated with debt financing, including the risk that its Credit Facility, mortgages payable and construction loans will not be able to be refinanced. The Trust's objectives in minimizing liquidity risk are to maintain prudent levels of leverage on its investment properties, stagger its debt maturity profile and maintain investment grade credit ratings. In addition, the Declaration of Trust establishes certain debt ratio limits.

Granite REIT 2014 81

  The contractual maturities of the Trust's financial liabilities are summarized below:

(in thousands)		Payments due by year
As at December 31, 2014	Total	2015	2016	2017	2018	2019	Thereafter
Unsecured debentures	$450,000	$—	$—	$—	$200,000	$—	$250,000
Cross currency interest rate swap	3,829	—	—	—	3,829	—	—
Secured long-term debt(1)	66,634	894	16,600	35,821	13,319	—	—
Bank indebtedness(1)	62,645	—	—	—	62,645	—	—
Interest expense(2):
Unsecured debentures, net of cross currency interest rate swap savings	74,711	13,786	13,757	13,757	13,757	6,552	13,102
Secured long-term debt	4,108	1,699	1,511	772	126	—	—
Bank indebtedness	3,130	1,015	1,015	1,015	85	—	—
Contingent consideration	4,817	—	—	—	4,817	—	—
Tenant allowance payable	8,423	—	—	—	8,423	—	—
Accounts payable and accrued liabilities	36,649	35,947	578	124	—	—	—
Distributions payable	9,027	9,027	—	—	—	—	—

	$723,973	$62,368	$33,461	$51,489	$307,001	$6,552	$263,102

  (1)
  Contractual maturities do not reflect extension options available to the Trust.

  (2)
  Represents aggregate interest expense expected to be paid over the term of the debt, on an undiscounted basis, based on current interest and foreign exchange rates.

19.  CAPITAL MANAGEMENT

The Trust's capital structure comprises the total of the stapled unitholders' equity and consolidated debt. The total managed capital of the Trust is summarized below:

As at December 31,	2014	2013
Unsecured debentures, net	$447,049	$462,070
Cross currency interest rate swap — financial liability	3,829	11,003
Cross currency interest rate swap — financial asset	(481)	—
Secured long-term debt	66,079	41,856
Bank indebtedness	62,645	53,180

Total debt	579,121	568,109
Stapled unitholders' equity	1,629,985	1,671,227

Total managed capital	$2,209,106	$2,239,336

The Trust manages, monitors and adjusts its capital balances in response to the availability of capital, economic conditions and investment opportunities with the following objectives in mind:

  •
  Compliance with investment and debt restrictions pursuant to the Declaration of Trust;

  •
  Compliance with existing debt covenants;

  •
  Maintaining investment grade credit ratings;

  •
  Supporting the Trust's business strategies including: ongoing operations, property development and acquisitions;

  •
  Generating stable and growing cash distributions; and

  •
  Building long-term unitholder value.

82 Granite REIT 2014

The Declaration of Trust contains certain provisions with respect to capital management which include:

  •
  The Trust shall not incur or assume any indebtedness if, after giving effect to the incurring or assumption of the indebtedness, the total indebtedness of the Trust would be more than 65% of the Gross Book Value (as defined in the Declaration of Trust); and

  •
  The Trust shall not invest in raw land for development, except for (i) existing properties with additional development, (ii) the purpose of renovating or expanding existing properties, or (iii) the development of new properties, provided that the aggregate cost of the investments of the Trust in raw land, after giving effect to proposed investment, will not exceed 15% of Gross Book Value.

Currently, the Trust's consolidated debt consists of the Credit Facility, the 2018 Debentures, the 2021 Debentures, property specific mortgage financing and the Construction Loans and each of these components have various financial covenants. These covenants are defined within the relevant document and, depending on the debt instrument, include a total indebtedness ratio, a secured indebtedness ratio, interest coverage ratio, unencumbered asset ratio, maximum payout ratio and minimum equity amounts. The Trust monitors these provisions and covenants and was in compliance with their respective requirements at December 31, 2014.

Distributions are made at the discretion of the Board of Trustees (the "Board"). However, Granite REIT intends to distribute each year all of its taxable income as calculated in accordance with the Income Tax Act. For the fiscal year 2014, the Trust provided to its unitholders a monthly distribution of $0.183 per stapled unit which was increased to $0.192 per stapled unit for December's distribution. The Board determined this distribution level having considered, among other factors, estimated 2014 and 2015 cash generated from operations and capital requirements, the alignment of its current and targeted payout ratios with the Trust's strategic objectives and compliance with the above noted provisions and financial covenants.

20.  RELATED PARTY TRANSACTIONS

Key management personnel include the Trustees/Directors, the Chief Executive Officer and the Chief Financial Officer. Information with respect to the Trustees/Directors fees is included in note 14(b). The compensation paid or payable to the Trust's key management personnel for services was as follows:

Years ended December 31,	2014	2013
Salaries, incentives and short-term benefits	$2,435	$2,404
Unit-based compensation	1,031	716

	$3,466	$3,120

Granite REIT 2014 83

21.  COMBINED FINANCIAL INFORMATION

The combined financial statements include the financial position and results of operations and cash flows of each of Granite REIT and Granite GP. Below is a summary of the financial information for each entity along with the elimination entries and other adjustments that aggregate to the combined financial statements:

Balance Sheet	As at December 31, 2014
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
ASSETS
Non-current assets:
Investment properties	$2,310,378			$2,310,378
Investment in Granite LP	—	3	(3)	—
Other non-current assets	11,312			11,312

	2,321,690	3	(3)	2,321,690
Current assets:
Other current assets	9,791	44		9,835
Intercompany receivable(1)	—	6,083	(6,083)	—
Cash and cash equivalents	116,160	73		116,233

Total assets	$2,447,641	6,203	(6,086)	$2,447,758

LIABILITIES AND STAPLED UNITHOLDERS' EQUITY
Non-current liabilities:
Unsecured debentures, net	$447,049			$447,049
Other non-current liabilities	235,593			235,593

	682,642			682,642
Current liabilities:
Bank indebtedness	62,645			62,645
Intercompany payable	6,083		(6,083)	—
Other current liabilities	60,028	6,200		66,228

Total liabilities	811,398	6,200	(6,083)	811,515

Equity:
Stapled unitholders' equity	1,629,982	3		1,629,985
Non-controlling interests	6,261		(3)	6,258

Total liabilities and stapled unitholders' equity	$2,447,641	6,203	(6,086)	$2,447,758

(1)
Represents employee and trustee/director compensation related amounts which will be reimbursed by Granite LP.

84 Granite REIT 2014

Balance Sheet	As at December 31, 2013
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
ASSETS
Non-current assets:
Investment properties	$2,351,897			$2,351,897
Investment in Granite LP	—	2	(2)	—
Other non-current assets	12,069			12,069

	2,363,966	2	(2)	2,363,966
Current assets:
Other current assets	9,147			9,147
Intercompany receivable(1)	—	850	(850)	—
Cash and cash equivalents	95,520			95,520

Total assets	$2,468,633	852	(852)	$2,468,633

LIABILITIES AND STAPLED UNITHOLDERS' EQUITY
Non-current liabilities:
Unsecured debentures, net	$462,070			$462,070
Other non-current liabilities	223,258			223,258

	685,328			685,328
Current liabilities:
Bank indebtedness	53,180			53,180
Intercompany payable	850		(850)	—
Other current liabilities	52,765	850		53,615

Total liabilities	792,123	850	(850)	792,123

Equity:
Stapled unitholders' equity	1,671,225	2		1,671,227
Non-controlling interests	5,285		(2)	5,283

Total liabilities and stapled unitholders' equity	$2,468,633	852	(852)	$2,468,633

(1)
Represents trustee/director compensation which will be reimbursed by Granite LP.

Granite REIT 2014 85

Income Statement	Year Ended December 31, 2014
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenues	$207,410			$207,410
General and administrative expenses	28,061			28,061
Interest expense and other financing costs, net	23,967			23,967
Early redemption costs of unsecured debentures	28,580			28,580
Other costs and expenses	4,434			4,434
Share of (income) loss of Granite LP	—	(1)	1	—
Fair value losses on investment properties, net	51,620			51,620
Fair value gains on financial instruments	(177)			(177)
Acquisition transaction costs	189			189
Gain on sale of investment properties	(1,416)			(1,416)

Income before income taxes	72,152	1	(1)	72,152
Income tax expense	8,492			8,492

Net income from continuing operations	63,660	1	(1)	63,660
Net income from discontinued operations	6,757			6,757

Net income	70,417	1	(1)	70,417

Less net income attributable to non-controlling interests	205		(1)	204

Net income attributable to stapled unitholders	$70,212	1	—	$70,213

86 Granite REIT 2014

Income Statement	Year Ended December 31, 2013
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenues	$189,900			$189,900
General and administrative expenses	27,065			27,065
Interest expense and other financing costs, net	20,586			20,586
Other costs and expenses	5,953			5,953
Share of (income) loss of Granite LP	—	(2)	2	—
Fair value losses on investment properties, net	16,182			16,182
Fair value gains on financial instruments	(72)			(72)
Loss on sale of investment properties	778			778
Acquisition transaction costs	14,246			14,246
Gain on Meadows holdback	(5,143)			(5,143)

Income before income taxes	110,305	2	(2)	110,305
Income tax recovery	(33,139)			(33,139)

Net income from continuing operations	143,444	2	(2)	143,444
Net income from discontinued operations	1,822			1,822

Net income	145,266	2	(2)	145,266

Less net income attributable to non-controlling interests	237		(2)	235

Net income attributable to stapled unitholders	$145,029	2	—	$145,031

Granite REIT 2014 87

Statement of Cash Flows	Year Ended December 31, 2014
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES
Net income from continuing operations	$63,660	1	(1)	$63,660
Items not involving current cash flows	64,503	(1)	1	64,503
Changes in working capital balances from continuing operations	(6,229)	73	—	(6,156)
Other operating activities	(34,616)			(34,616)

Cash provided by operating activities from continuing operations	87,318	73	—	87,391
Cash provided by operating activities from discontinued operations	5,472			5,472

Cash provided by operating activities	92,790	73	—	92,863

INVESTING ACTIVITIES
Investment property capital additions	(47,532)			(47,532)
Business acquisitions	(75,149)			(75,149)
Other investing activities	38,438			38,438
Cash provided by investing activities from discontinued operations	104,370			104,370

Cash provided by investing activities	20,127	—	—	20,127

FINANCING ACTIVITIES
Distributions paid	(103,205)			(103,205)
Other financing activities	12,492			12,492

Cash used in financing activities	(90,713)	—	—	(90,713)

Effect of exchange rate changes	(1,564)			(1,564)

Net increase in cash and cash equivalents during the year	$20,640	73	—	$20,713

88 Granite REIT 2014

Statement of Cash Flows	Year Ended December 31, 2013
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES
Net income from continuing operations	$143,444	2	(2)	$143,444
Items not involving current cash flows	(25,627)	(2)	2	(25,627)
Changes in working capital balances from continuing operations	555			555
Other operating activities	(1,015)			(1,015)

Cash provided by operating activities from continuing operations	117,357	—	—	117,357
Cash provided by operating activities from discontinued operations	10,537			10,537

Cash provided by operating activities	127,894	—	—	127,894

INVESTING ACTIVITIES
Business acquisitions (net of cash acquired of $375)	(233,363)			(233,363)
Investment property capital additions	(43,057)			(43,057)
Other investing activities	22,831			22,831

Cash used in investing activities	(253,589)	—	—	(253,589)

FINANCING ACTIVITIES
Distributions paid	(90,331)			(90,331)
Other financing activities	252,460			252,460

Cash provided by financing activities	162,129	—	—	162,129

Effect of exchange rate changes	8,013			8,013

Net increase in cash and cash equivalents during the year	$44,447	—	—	$44,447

Granite REIT 2014 89

22.  COMMITMENTS AND CONTINGENCIES

(a)
In the ordinary course of business activities, the Trust may become subject to litigation and other claims brought by, among others, tenants, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such claims would not have a material adverse effect on the financial position of the Trust.

(b)
At December 31, 2014, the Trust's contractual commitments related to construction and development projects amounted to approximately $13.0 million which are expected to be incurred in the first half of 2015.

(c)
At December 31, 2014, the Trust had commitments on non-cancellable operating leases requiring future minimum annual rental payments as follows:
Not later than 1 year	$428
Later than 1 year and not later than 5 years	858
Later than 5 years	270

$1,556

  In addition, the Trust is committed to making annual payments under two ground leases for the land upon which two income-producing properties are situated of $0.5 million and $0.1 million to the years 2049 and 2096, respectively. The fair value of the investment properties situated on the land under ground leases is $42.1 million.

23.  SUBSEQUENT EVENTS

(a)
On January 26, 2015, the Trust sold an income-producing property located in Canada for gross proceeds of approximately $2.0 million.

(b)
Subsequent to December 31, 2014, Granite LP repaid $11.4 million (U.S. $9.0 million) related to amounts drawn on the Credit Facility (note 9).

90 Granite REIT 2014

REIT Information

Board of Trustees	Officers	Office Location
G. Wesley Voorheis Chairman Peter Dey Vice-Chairman Michael Brody Trustee Barry Gilbertson Trustee Thomas Heslip Trustee Gerald Miller Trustee Scott Oran Trustee

Thomas Heslip
Chief Executive Officer
Michael Forsayeth
Chief Financial Officer
Jennifer Tindale
Executive Vice President,
General Counsel and Secretary
John De Aragon
Executive Vice President,
Real Estate Investment
Lorne Kumer
Executive Vice President, Real Estate
Portfolio and Asset Management
Stefan Wierzbinski
Executive Vice President Europe

77 King Street West
Suite 4010, P.O. Box 159
Toronto-Dominion Centre
Toronto, ON M5K 1H1
Phone: (647) 925-7500
Fax: (416) 861-1240

 Investor Relations Queries
Thomas Heslip
Chief Executive Officer
(647) 925-7539
 Michael Forsayeth
Chief Financial Officer
(647) 925-7600

Transfer Agents and Registrars

Canada	United States
Computershare Investor Services Inc. 100 University Avenue, 8th Floor, North Tower Toronto, Ontario, Canada M5J 2Y1 Phone: 1 (800) 564-6253 www.computershare.com	Computershare Trust Company N.A. 250 Royall Street Canton, Massachusetts, USA 02021

Exchange Listings
Stapled Units	–	Toronto Stock Exchange (GRT.UN) and New York Stock Exchange (GRP.U)

Please refer to our website (www.granitereit.com) for information on Granite's compliance with the corporate governance standards of the New York Stock Exchange and applicable Canadian standards and guidelines.
Publicly Available Documents

Copies of the financial statements for the year ended December 31, 2014 are available through the Internet on the Electronic Data Gathering Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov, and on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com. Other required securities filings can also be found on EDGAR and SEDAR.

Granite REIT 77 King Street West Suite 4010, P.O. Box 159 Toronto-Dominion Centre Toronto, ON M5K 1H1 Phone: (647) 925-7500 Fax: (416) 861-1240 www.granitereit.com

QuickLinks

  Exhibit 99.2